Form 10-K, Exhibit 13
period 1996-09-30
RAYTEL MEDICAL CORP
filed 1996-12-30
CIK 1002017

                                                                    EXHIBIT 13.1
                           FIVE YEAR FINANCIAL SUMMARY



                                                                                     Fiscal Year Ended
                                              ======================================================================================
                                                       September 30,    September 30,  September 30,  September 30,    September 27,
(in thousands, except per share data)                     1996            1995            1994            1993             1992
====================================================================================================================================
CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:
   Total revenues                                       $ 72,515        $ 63,462        $ 58,775        $ 46,694        $ 29,707
   Operating costs and selling, general and
      administrative expenses                             56,412          47,353          44,821          34,653          20,115
   Depreciation and amortization                           5,590           5,806           5,880           6,215           6,291
   Non-recurring tender offer expense                       --             1,050            --              --              --
------------------------------------------------------------------------------------------------------------------------------------
      Operating income                                    10,513           9,253           8,074           5,826           3,301
   Interest expense                                          514           2,118           2,463           2,361           1,870
   Other (income)                                           (591)           (347)           (305)           (106)           (282)
   Minority interest                                         762           1,161           1,099           1,359           1,030
------------------------------------------------------------------------------------------------------------------------------------
      Income before income taxes                           9,828           6,321           4,817           2,212             683
   Provision for income taxes                              3,248           1,960           1,004             311             437
------------------------------------------------------------------------------------------------------------------------------------
      Income before extraordinary item                     6,580           4,361           3,813           1,901             246
   Extraordinary item, net of related tax benefit            449            --              --              --              --
------------------------------------------------------------------------------------------------------------------------------------
      Net income                                        $  6,131        $  4,361        $  3,813        $  1,901        $    246
====================================================================================================================================
      Net income per share before extraordinary item    $    .80        $    .78        $    .69        $    .35        $    .05
====================================================================================================================================
      Net income per share                              $    .75        $    .78        $    .69        $    .35        $    .05
====================================================================================================================================
   Weighted average common shares and dilutive
      equivalents outstanding                              8,194           5,617           5,548           5,458           4,933
====================================================================================================================================

                                                                                    Fiscal Year Ended
                                              ======================================================================================
                                                        September 30,  September 30,  September 30,    September 30,  September 27,
(in thousands)                                             1996            1995          1994             1993             1992
====================================================================================================================================
CONSOLIDATED BALANCE SHEET DATA:
   Total assets                                          $68,030        $ 46,768        $ 50,245        $ 51,171        $ 37,835
   Long-term debt and capital lease obligations (1)        7,576          14,550          20,518          27,577          19,269
   Total stockholders' equity                             48,878          21,499          17,160          13,378           5,166


(1) Includes current portion of long-term debt and capital lease obligations plus unamortized debt discount.


                                       17
                                     RAYTEL

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



This discussion and analysis includes a number of forward-looking statements which reflect Raytel Medical Corporation's ("Raytel" or the "Company") current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed under "Business Environment and Future Results" and elsewhere in this Section , that could cause actual results to differ materially from historical results or those anticipated. In this Section , the words "anticipates," "believes," "expects," "intends," "future" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

OVERVIEW

The Company generates substantially all of its revenues from the provision of transtelephonic pacemaker monitoring services for cardiac pacemaker patients ("Pacing"), cardiac event detection services ("CEDS"), diagnostic imaging services and cardiac catheterization procedures. Beginning on February 1, 1996, revenue is also being provided from the operation of the Raytel Heart Center at Granada Hills ("RHCGH"). As of September 18, 1996, revenue is also being provided from the management of the Southeast Texas Cardiology Associates, P.A. ("SETCA"), a physician practice.

     In January 1996, the Company signed an agreement with Stanford Health Services whereby the Company will provide diagnostic cardiac services at a cardiac catheterization center to be developed and managed by the Company. This facility is currently under construction. A second agreement, with Granada Hills Community Hospital, became effective February 1, 1996 and provided for the creation of RHCGH, the Company's first integrated heart center. The Company is responsible for the day-to-day operations of RHCGH, including administrative support and other non-medical aspects of the program.

     Effective June 11, 1996, the Company acquired certain assets and assumed certain liabilities of Cardio Data Services, Inc.. The Company has continued to operate the acquired business under the name "Cardio Data Services" ("CDS"). CDS provides clinical transtelephonic pacemaker monitoring, cardiac event detection and Holter monitoring services. The purchase price of the transaction was $14,254,000 and of such amount $13,985,000 was allocated to the acquisition of intangible assets, the majority of which will be amortized over 25 years.

     On September 18, 1996, the Company acquired all of the nonmedical assets of SETCA and entered into a long-term management service agreement whereby the Company will manage the non-medical aspects of the practice. The Company has assumed responsibility for providing office space as well as marketing activities and other non-medical management services. Total consideration for the transaction was cash and transaction costs of $4,010,000, promissory notes of $2,289,000 and 122,068 shares of Common Stock to be delivered at future dates valued at $852,000.

     In December 1995, the Company completed the initial public offering of its Common Stock which yielded net proceeds, after underwriting discounts and expenses, of $20,400,000. The Company used approximately $6,000,000 of the proceeds of the offering to pay the remaining balance of a term loan from two banks, approximately $2,101,000 to repurchase certain outstanding redeemable warrants and $5,000,000 to repay substantially all of a subordinated note of the Company. The remaining proceeds were used for working capital, general corporate purposes and a portion of the purchase price for an acquisition.

                                       18
                                     RAYTEL

RESULTS OF OPERATIONS
The following table sets forth, for the periods indicated, certain data derived from the Consolidated Statements of Operations as a percentage of total revenues:

                                                                                          Fiscal Year Ended
                                                                         =====================================================
                                                                            September 30,   September 30,  September 30,
                                                                                1996           1995           1994
------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                  100.0%        100.0%         100.0%
Operating costs and selling, general and administrative expenses                 77.8          74.6           76.3
Depreciation and amortization                                                     7.7           9.1           10.0
Non-recurring tender offer expense                                                 --           1.7            --
------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                 14.5          14.6           13.7
Interest expense and other (income) expense                                       (.1)          2.8            3.7
Minority interest                                                                 1.1           1.8            1.8
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       13.5          10.0            8.2
Provision for income taxes                                                        4.5           3.1            1.7
Income before extraordinary item                                                  9.0           6.9            6.5
Extraordinary item                                                                 .6           --             --
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        8.4%          6.9%           6.5%
------------------------------------------------------------------------------------------------------------------------------


Fiscal Year Ended September 30, 1996 Compared to Fiscal Year Ended September 30, 1995

The operations of RHCGH are included in the Company's Consolidated Statements of Operations since February 1, 1996, the effective date of the Company's agreement with Granada Hills Community Hospital. Accordingly, RHCGH's operations are included for eight months of fiscal 1996, but are not included in fiscal 1995. The operations of CDS are included in the Company's Consolidated Statements of Operations since June 11, 1996, the effective date of the Company's acquisition of CDS. Accordingly, the operations of CDS are included for approximately four months of fiscal 1996, but are not included for fiscal 1995.

Revenues. Total revenues increased by $9,053,000, or 14.3%, from $63,462,000 in fiscal 1995 to $72,515,000 in fiscal 1996, due primarily to the inclusion of the revenues from RHCGH and CDS, partially offset by a decrease in Pacing revenues.

Operating Expenses. Operating costs and selling, general and administrative expenses increased by $9,059,000, or 19.1%, from $47,353,000 in fiscal 1995 to $56,412,000 in fiscal 1996, due primarily to the inclusion of costs and expenses from RHCGH and CDS operations. Operating costs and selling, general and administrative expenses as a percentage of total revenues increased slightly due primarily to the inclusion of revenues and expenses related to RHCGH, where operating expenses were slightly in excess of revenues.

Depreciation and Amortization. Depreciation and amortization expense decreased by $216,000, or 3.7%, from $5,806,000 in fiscal 1995 to $5,590,000 in fiscal
1996, and declined as a percentage of revenues from 9.1% for fiscal 1995 to 7.7% for fiscal 1996.


Non-Recurring Tender Offer Expense. The costs of an unsuccessful tender offer for a public company of $1,050,000 were charged off in fiscal 1995.


                                       19
                                     RAYTEL

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Operating Income. As a result of the foregoing factors, operating income increased by $1,260,000, or 13.6%, from $9,253,000 in fiscal 1995 to $10,513,000 in fiscal 1996.

Interest Expense. Interest expense decreased by $1,604,000, or 75.7%, from $2,118,000 in fiscal 1995 to $514,000 in fiscal 1996 primarily due to the final repayment of term debt in the first quarter of fiscal 1996, the repayment of a subordinated note during fiscal 1996 and a reduction in the principal amount outstanding under equipment loans and capital leases.

Income Taxes. The provision for income taxes increased by $1,288,000, or 65.7%, from $1,960,000 in fiscal 1995 to $3,248,000 in fiscal 1996 as a result of increased taxable income and a higher effective tax rate in the current period.

Extraordinary Item. An extraordinary noncash charge of $449,000, net of the related tax benefit, for the write-off of unamortized debt discount and capitalized debt issuance expense, was recorded during the year ended September 30, 1996. This charge resulted from the repayment of indebtedness and the repurchase of certain redeemable warrants from the net proceeds of the initial public offering.

Net Income. As a result of the foregoing factors, net income increased by $1,770,000, or 40.6%, from $4,361,000 in fiscal 1995 to $6,131,000 in fiscal
1996. Excluding the extraordinary item, net income would have increased by $2,219,000, or 50.9%, to $6,580,000 for the year ended September 30, 1996.

Fiscal Year Ended September 30, 1995 Compared to Fiscal Year Ended September 30, 1994

The operations of two catheterization laboratories are included in the Company's Consolidated Statements of Operations since September 1, 1994, the date of their acquisition. Accordingly, the operations of the catheterization laboratories are included for all 12 months of fiscal 1995 but for only one month of fiscal 1994.

Revenues. Total revenues increased by $4,687,000, or 8.0%, from $58,775,000 in fiscal 1994 to $63,462,000 in fiscal 1995. CEDS revenues increased by $2,719,000 over the prior period primarily due to an increase in the number of enrollments and a higher average reimbursement rate. The remaining increase was primarily due to the inclusion of revenues from the two catheterization laboratories and, to a lesser extent, increased revenues for diagnostic imaging services.

Operating Expenses. Operating costs and selling, general and administrative expenses increased by $2,532,000, or 5.6%, from $44,821,000 in fiscal 1994 to $47,353,000 in fiscal 1995 primarily as a result of increased revenues. Operating costs and selling, general and administrative expenses as a percentage of total revenues remained relatively unchanged.

Depreciation and Amortization. Depreciation and amortization expense was relatively unchanged but declined as a percentage of revenues from 10.0% in fiscal 1994 to 9.1% in fiscal 1995.

Non-Recurring Tender Offer Expense. The costs of an unsuccessful tender offer for a public company of $1,050,000 were charged off in fiscal 1995.

Operating Income. As a result of the foregoing factors, operating income increased by $1,179,000, or 14.6%, from $8,074,000 in fiscal 1994 to $9,253,000 in fiscal 1995. Excluding the non-recurring tender offer expenses, operating income would have increased by 27.6% to $10,303,000.

Interest Expense. Interest expense decreased by $345,000, or 14.0%, from $2,463,000 in fiscal 1994 to $2,118,000 in fiscal 1995, primarily due to a decrease in term debt and a reduction in the principal amount outstanding under equipment loans and capital leases, offset by a slight increase in applicable interest rates.


                                       20
                                     RAYTEL

Income Taxes. The provision for income taxes increased by $956,000, or 95.2%, from $1,004,000 in fiscal 1994 to $1,960,000 in fiscal 1995 as a result of increased taxable income and a higher effective tax rate in the current period.

Net Income. As a result of the foregoing factors, net income increased by $548,000, or 14.4%, from $3,813,000 in fiscal 1994 to $4,361,000 in fiscal 1995.
Excluding the non-recurring tender offer expense, net income would have increased by $1,272,000, or 33.3%, to $5,085,000 in fiscal 1995.

BUSINESS ENVIRONMENT AND FUTURE RESULTS

The Company's future operating results may be affected by various trends in the healthcare industry as well as by a variety of other factors, some of which are beyond the Company's control.

     The healthcare industry is undergoing significant change as third-party payors attempt to control the cost, utilization and delivery of healthcare services. Substantially all of the Company's revenues are derived from Medicare, HMOs, and commercial insurers and other third-party payors. Both government and private payment sources have instituted cost containment measures designed to limit payments made to healthcare providers by reducing reimbursement rates, limiting services covered, increasing utilization review of services, negotiating prospective or discounted contract pricing, adopting capitation strategies and seeking competitive bids. Although the Company's total revenues have increased in each of the last three fiscal years, revenue growth of the Company's Pacing operations during that period has been negatively impacted by Medicare reimbursement rate reductions in certain geographic areas. Additional reimbursement rate reductions applicable to the Company's Pacing procedures became effective on January 1, 1996. These reductions had a negative effect on the Company's operating results for fiscal 1996 and, unless modified, will continue to have some negative effect on its ongoing operating results. The Company cannot predict with any certainty whether or when additional reductions or changes in Medicare or other third-party reimbursement rates or policies will be implemented. There can be no assurance that future changes, if any, will not adversely affect the amounts or types of services that may be reimbursed to the Company, or that future reimbursement of any service offered by the Company will be sufficient to cover the costs and overhead allocated to such service.

     The Company's investments in two ventures ("Ventures") that operate four of the consolidated imaging centers are expected to terminate on or before July 30, 1997. Revenues contributed by these Ventures were $3,924,000, $4,903,000 and $4,834,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

     From time to time Congress considers legislation to reduce Medicare and Medicaid expenditures. Future legislation of this type could have a material adverse effect on the Company's business, financial condition and operating results.

     A key element of the Company's long-range strategy is the development and operation of integrated heart centers and the acquisition of cardiac healthcare providers and the assets of physician practices and other businesses related to its current operations. In January 1996, the Company entered into an agreement for the development of a heart center which began operations on February 1, 1996 and in September 1996, the Company acquired all of the non-medical assets of a physician practice and entered into a long-term management service agreement. The success of the Company's existing and future heart centers will depend upon several factors, including the Company's ability to: obtain, and operate in compliance with, appropriate licenses; control costs and realize operating efficiencies; educate patients, referring physicians and third-party payors about the benefits of such heart centers; and provide cost-effective services that meet or exceed existing standards of care.

     Providers of healthcare services are subject to numerous federal, state and local laws and regulations that govern various aspects of their business. There can be no assurance that the Company will be able to obtain regulatory approvals that may be required to expand its services or that new laws or regulations will not be enacted or adopted that will have a material adverse effect on the Company's business, financial condition or operating results.


                                       21
                                     RAYTEL

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




     The healthcare businesses in which the Company is engaged are highly competitive. The Company expects competition to increase as a result of ongoing consolidations and cost-containment pressures, among other factors.

     The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's operating results, shortfalls in such operating results from levels forecasted by securities analysts and other events or factors. In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations that have particularly affected the market prices of companies in the healthcare service industries and that have often been unrelated to the operating performance of the affected companies. Announcements of changes in reimbursement policies of third-party payors, regulatory developments, economic news and other external factors may have a significant impact on the market price of healthcare stocks.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity was materially improved as a result of the completion of the initial public offering of its Common Stock in December 1995 and its receipt of $20,400,000 in net proceeds therefrom. The Company acquired CDS in June 1996 for cash in the amount of $14,254,000 and SETCA in September 1996 for cash in the amount of $4,010,000. At September 30, 1996, the Company had working capital of $16,204,000, compared to $15,547,000 at September 30, 1995. At September 30, 1996, the Company had cash and temporary cash investments of $5,737,000. At September 30, 1996, $2,376,000 was outstanding under the Company's new $25,000,000 line of credit.

     The Company batch-bills Medicare insurance carriers for most cardiac testing services performed during the first five months of each calendar year. This practice results in a temporary build-up of accounts receivable during the Company's second and third fiscal quarters and the collection of these receivables primarily during the subsequent fourth fiscal quarter and the first quarter of the following fiscal year.

     The Company has a new revolving line of credit with two banks in the amount of $25,000,000 to fund working capital needs, future acquisitions, equipment purchases and other business needs. Amounts outstanding under the line of credit bear interest based on a defined formula and is subject to certain covenants. The line of credit expires in August 1998 at which time any outstanding balance converts to a five year term loan.

     The Company's long-term capital requirements will depend on numerous factors, including the rate at which the Company develops and opens new heart centers or acquires existing heart centers or other businesses, if any. The Company believes that its cash and cash equivalent balances, together with amounts available from bank borrowings and cash generated by its operating activities, will be adequate to meet the Company's anticipated needs for working capital and capital expenditures through fiscal year 1997.

     In September 1996, the Company won an administrative decision related to a billing dispute with a New York Medicare carrier. The Company billed the carrier at a reimbursement rate which was in effect at the time the Company acquired the CardioCare division from Medtronic, Inc. in 1993. The reimbursement rate was confirmed by the carrier after the acquisition. Following an audit of the carrier by the Healthcare Finance Administration ("HCFA"), the Company was ordered to return approximately $4 million to Medicare, a decision the Company immediately appealed. The Company was notified on September 23, 1996, that an administrative judge found that the Company was without fault and is entitled to reimbursement of the approximately $4 million in question.

     The Company had fully accrued for the disputed amount in its historical financial statements. The amount to be reimbursed to the Company is fully reserved in these financial statements as prior to November 8, 1996 (the "sign-off" date), HCFA still had a right to file an appeal and the Company had not received the cash.


                                       22
                                     RAYTEL

PERCENTAGE OF CONSOLIDATED REVENUES


                                                                                 Fiscal Year Ended September 30,
                                                                         ==========================================================
                                                                                 1996          1995         1994
===========================================================================================================================
Pacing, CEDS and Holter revenues                                                   60%           65%         66%
Diagnostic imaging service revenues                                                28%           32%         33%
Heart Center and other revenues                                                    12%            3%          1%
===========================================================================================================================
   Total                                                                          100%          100%        100%
---------------------------------------------------------------------------------------------------------------------------


SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

                                                                                    Fiscal Year Ended September 30, 1996
                                                          =========================================================================
(000's omitted, except per share amounts)                    December 31,        March 31,         June 30,        September 30,
===================================================================================================================================
Net revenues                                                   $15,816           $18,046           $18,906           $19,747
===================================================================================================================================
Income before income taxes and extraordinary item              $ 2,113           $ 2,734           $ 2,572           $ 2,409
Provision for income taxes                                         845             1,093               659               651
===================================================================================================================================
Income before extraordinary item                                 1,268             1,641             1,913             1,758
Extraordinary item, net of related tax benefit                     402                --                --                47
===================================================================================================================================
Net income                                                     $   866           $ 1,641           $ 1,913           $ 1,711
===================================================================================================================================
Net income per share before extraordinary item(1)              $   .20           $   .19           $   .22           $   .20
Net income per share(1)                                        $   .14           $   .19           $   .22           $   .19
===================================================================================================================================

                                                                                   Fiscal Year Ended September 30, 1995
                                                          =========================================================================
                                                             December 31,        March 31,         June 30,        September 30,
===================================================================================================================================

Net revenues                                                   $15,605           $15,798           $16,148           $15,911
===================================================================================================================================
Income before income taxes                                     $ 1,085           $ 1,275           $ 2,103           $ 1,858
Provision for income taxes                                         336               395               652               577
===================================================================================================================================
Net income                                                     $   749           $   880           $ 1,451           $ 1,281
===================================================================================================================================
Net income per share(1)                                        $   .13           $   .16           $   .26           $   .23


(1) Quarterly per share earnings do not necessarily equal the total per share earnings reported for the year as a result of the dilutive effect of common stock equivalents on the calculation of per share earnings.


                                       23
                                     RAYTEL

                           CONSOLIDATED BALANCE SHEETS
                           SEPTEMBER 30, 1996 AND 1995



                                                                                        September 30,  September 30,
(000's omitted, except shares)                                                              1996          1995
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                             $ 5,737      $ 4,983
     Receivables, net                                                                       21,753       22,415
     Prepaid expenses and other                                                              1,472        1,286
---------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                               28,962       28,684
Investment in and advances to unconsolidated entities and partnerships                          74          158
Property and equipment, less accumulated depreciation and amortization                       9,156        8,598
Intangible assets, less accumulated amortization                                            29,838        9,328
---------------------------------------------------------------------------------------------------------------------------
         Total assets                                                                      $68,030      $46,768
===========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current portion of long-term debt                                                     $ 2,703      $ 4,275
     Current portion of capital lease obligations                                              562        1,047
     Accounts payable                                                                        2,861        2,189
     Accrued liabilities                                                                     6,632        5,626
---------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                          12,758       13,137
Long-term debt, net of current portion                                                       3,842        7,718
Capital lease obligations, net of current portion                                              469          984
Redeemable warrants                                                                             --        1,600
Deferred liabilities                                                                           983          749
Minority interest in consolidated entities                                                   1,100        1,081
---------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                  19,152       25,269
===========================================================================================================================

Commitments and contingencies (Note 13)

Stockholders' equity:
     Preferred stock (Note 7)                                                                   --            7
     Common stock (Note 7)                                                                       8            2
     Additional paid-in capital                                                             55,585       31,410
     Common stock to be issued, 122,068 shares in 1996 (Note 1)                                852           --
     Accumulated deficit                                                                    (7,567)      (9,920)
---------------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                         48,878       21,499
---------------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                        $68,030      $46,768
===========================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


                                       24
                                     RAYTEL

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994


                                                                September 30,       September 30,       September 30,
(000's omitted, except per share amounts)                           1996               1995                1994
---------------------------------------------------------------------------------------------------------------------
Revenues:
     Net patient and service revenues                             $71,711             $63,087             $57,906
     Other revenues                                                   804                 375                 869
=====================================================================================================================
         Total revenues                                            72,515              63,462              58,775
=====================================================================================================================
Costs and expenses:
     Operating costs                                               27,582              20,687              18,685
     Selling, general and administrative                           28,830              26,666              26,136
     Depreciation and amortization                                  5,590               5,806               5,880
     Non-recurring tender offer expense                                --               1,050                  --
=====================================================================================================================
         Total costs and expenses                                  62,002              54,209              50,701
=====================================================================================================================
     Operating income                                              10,513               9,253               8,074
Interest expense                                                      514               2,118               2,463
Other expense (income)                                               (591)               (347)               (305)
Minority interest                                                     762               1,161               1,099
=====================================================================================================================
     Income before income taxes and extraordinary item              9,828               6,321               4,817
Provision for income taxes                                          3,248               1,960               1,004
=====================================================================================================================
     Income before extraordinary item                               6,580               4,361               3,813
Extraordinary item, net of related tax benefit                        449                  --                  --
=====================================================================================================================
     Net income                                                   $ 6,131             $ 4,361             $ 3,813
=====================================================================================================================
     Net income per share before extraordinary item               $   .80             $   .78             $   .69
=====================================================================================================================
     Net income per share (Note 14)                               $   .75             $   .78             $   .69
=====================================================================================================================
Weighted average common shares and dilutive equivalents
     outstanding (Note 14)                                          8,194               5,617               5,548
=====================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


                                       25
                                     RAYTEL

                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994


                                                                                                     Additional     Common
                                         Preferred Stock                       Common Stock           Paid-in       Stock to
(000's omitted, except shares)       Shares           Amount           Shares          Amount         Capital      be Issued
==================================================================================================================================
Balance at September 30, 1993       3,742,288        $        7      1,041,921        $        2    $   31,463     $     --
                                    ---------        ----------      ---------        ----------    ----------     --------
Net income for the year                  --                --             --                --            --             --
Options exercised                        --                --            2,913              --               4           --
Repurchase of shares                   (2,497)             --           (1,030)             --             (20)          --
Change of equity interest
  in subsidiary                          --                --             --                --             (15)          --
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994       3,739,791                 7      1,043,804                 2        31,432           --
Net income for the year                  --                --             --                --            --             --
Options exercised                       1,361              --             --                --               3           --
Repurchase of shares                     --                --           (4,121)             --             (25)          --
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995       3,741,152                 7      1,039,683                 2        31,410           --
Net income for the year                  --                --             --                --            --             --
Conversion of preferred stock
  to common stock                  (3,741,152)               (7)     3,741,152                 3             4           --
Issuance of common stock in
  payment of preferred dividends         --                --          472,250              --           3,778           --
Retirement of fractional shares          --                --             (230)             --            --             --
Payment of warrants                      --                --             --                --            (501)          --
Sale of common stock in initial
  public offering                        --                --        2,875,000                 3        20,397           --
Value of 122,068 shares to
  be issued                              --                --             --                --            --              852
Warrants exercised                       --                --           15,760              --              63           --
Options exercised                        --                --          189,309              --             434           --
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996               0        $        0      8,332,924        $        8    $   55,585     $      852
==================================================================================================================================


                                      Total
                                    Accumulated     Stockholders'
(000's omitted, except shares)        Deficit           Equity
===================================================================
Balance at September 30, 1993       $  (18,094)       $   13,378
                                    ----------        ----------
Net income for the year                  3,813             3,813
Options exercised                         --                   4
Repurchase of shares                      --                 (20)
Change of equity interest
  in subsidiary                           --                 (15)
-------------------------------------------------------------------
Balance at September 30, 1994          (14,281)           17,160
Net income for the year                  4,361             4,361
Options exercised                         --                   3
Repurchase of shares                      --                 (25)
-------------------------------------------------------------------
Balance at September 30, 1995           (9,920)           21,499
Net income for the year                  6,131             6,131
Conversion of preferred stock
  to common stock                         --                --
Issuance of common stock in
  payment of preferred dividends        (3,778)             --
Retirement of fractional shares           --                --
Payment of warrants                       --                (501)
Sale of common stock in initial
  public offering                         --              20,400
Value of 122,068 shares to
  be issued                               --                 852
Warrants exercised                        --                  63
Options exercised                         --                 434
-------------------------------------------------------------------
Balance at September 30, 1996       $   (7,567)       $   48,878
===================================================================


The accompanying notes are an integral part of these consolidated financial statements.


                                       26
                                     RAYTEL

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994


                                                                    September 30,    September 30,      September 30,
(000's omitted)                                                         1996               1995            1994
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                         $ 6,131         $ 4,361         $ 3,813
     Adjustments to reconcile net income to net
         Cash provided by operating activities:
         Depreciation and amortization                                    5,590           5,806           5,880
         Minority interest                                                  762           1,161           1,099
         Other, net                                                         245           1,390             467
         Changes in operating accounts:
              Receivables, net                                              850          (1,090)         (1,143)
              Prepaid expenses and other                                   (105)           (107)           (238)
              Accounts payable                                              651            (228)            748
              Accrued liabilities and other                                 574          (2,638)          1,653
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                       14,698           8,655          12,279
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Capital expenditures                                                (3,022)         (2,244)         (1,423)
     Purchases of net assets and physician practice                     (18,264)             --              --
     Other, net                                                             350             104              10
---------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                          (20,936)         (2,140)         (1,413)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Net proceeds from initial public offering                           20,400              --              --
     Repurchase of warrants                                              (2,101)             --              --
     Income distributions to noncontrolling investors                      (738)         (1,446)         (1,577)
     Principal repayments of debt                                       (13,442)         (5,911)         (7,419)
     Proceeds from line of credit                                         2,376              --              --
     Other, net                                                             497             (22)            (16)
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities              6,992          (7,379)         (9,012)
Net increase (decrease) in cash and cash equivalents                        754            (864)          1,854
Cash and cash equivalents at beginning of period                          4,983           5,847           3,993
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                              $ 5,737         $ 4,983         $ 5,847
---------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
     Interest paid                                                      $   454         $ 1,605         $ 2,025
---------------------------------------------------------------------------------------------------------------------------
     Income taxes paid                                                  $ 3,309         $ 1,774         $ 1,584
---------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


                                       27
                                     RAYTEL

                                      NOTES
                      TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Since 1990, Raytel Medical Corporation ("Raytel" or the "Company") or its predecessor companies, have been in the medical service business. The Company provides a variety of medical services, focusing on the needs of patients with cardiovascular disease and is the leading provider in the United States of remote cardiac monitoring and testing services utilizing transtelephonic technology. Also, the Company is developing integrated heart centers that are located within existing hospitals and acquiring cardiology-related physician practices. Since 1990, the Company has acquired and/or entered into agreements with various medical service businesses. The significant transactions occurring during the past three fiscal years are described below:

      (a) In January 1996, the Company signed an agreement with Stanford Health Services whereby the Company will provide diagnostic cardiac services at a cardiac catheterization center to be developed and managed by the Company. This facility is currently under construction. A second agreement, with Granada Hills Community Hospital, became effective February 1, 1996 and provided for the creation of the Company's first integrated heart center, the Raytel Heart Center at Granada Hills ("RHCGH"). The Company is responsible for the day-to-day operations of RHCGH, including administrative support and other non-medical aspects of the program.

      (b) Effective June 11, 1996, the Company acquired certain assets and assumed certain liabilities of Cardio Data Services, Inc. The Company has continued to operate the acquired business under the name "Cardio Data Services" ("CDS"). CDS provides clinical transtelephonic pacemaker monitoring, cardiac event detection and Holter monitoring services. The purchase price of the transaction was $14,254,000 and of such amount $13,985,000 was allocated to the acquisition of intangible assets, the majority of which will be amortized over 25 years.

         Unaudited pro forma consolidated financial information for the years ended September 30, 1996 and 1995, as though the acquisition of CDS had occurred at the beginning of fiscal 1995, is as shown in the table below:

                                                         September 30,
                                                  =========================
      (in thousands, except per share amount)          1996         1995
===========================================================================
      Revenues                                        $79,427     $73,341
      Net income                                      $ 6,262     $ 4,321
      Net income per share                            $   .76     $   .77

      Weighted average shares outstanding               8,194       5,617


      (c) On September 18, 1996, the Company acquired all of the non-medical assets of Southeast Texas Cardiology Associates, P.A. ("SETCA") and entered into a long-term management service agreement whereby the Company will manage the non-medical aspects of the practice. The Company has assumed responsibility for providing office space as well as marketing activities and other non-medical management services.

         Total consideration for the transaction was cash and transaction costs of $4,010,000, promissory notes of $2,289,000 and 122,068 shares of Common Stock to be delivered at future dates valued at $852,000. The shares of Common Stock were valued at a discount from the estimated fair value of a delivered share after considering all relevant factors, including, but not limited to, normal discounts for marketability due to the time delay in delivery of the shares. The recorded amounts for the aggregate number of shares of Common Stock to be delivered were discounted 40% from comparable cash sales of Common Stock. The scheduled issuance of the shares of Common Stock that the Company is committed to deliver are 24,414 in 1997, 12,207 in 1998, 12,207 in 1999, 36,620 in 2000 and 36,620 in 2001.

     The Company's acquisitions have been accounted for as purchases in accordance with generally accepted accounting principles and, accordingly, acquired assets and assumed liabilities were recorded at their estimated fair values at the acquisition date. In certain acquisitions, there was an excess of the purchase price over the net tangible assets acquired which was allocated to identifiable intangible assets and goodwill (See Note 5).

     In December 1995, the Company completed the initial public offering of its Common Stock (the "Offering") which yielded net proceeds, after underwriting discounts and expenses, of $20,400,000. The Company used approximately $6,000,000 of the proceeds of the Offering to pay the remaining balance of a term loan from two banks, approximately $2,101,000 to repurchase certain outstanding redeemable warrants and $5,000,000 to repay substantially all of a subordinated note. The remaining proceeds were used for working capital, general corporate purposes and a portion of the purchase price for CDS.


                                       28
                                     RAYTEL

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

     At September 30, 1996, the Company owned four imaging centers and held interests in eight others through investments in various joint ventures and limited partnerships (the "Ventures"). Five Ventures operating seven of the centers are consolidated for financial reporting purposes, as the Company owns more than 50% of those Ventures and/or controls their assets and operations. The other two are accounted for using the equity method.

     Two of the Ventures that operate four of the consolidated imaging centers are expected to terminate on or before July 30, 1997. Revenues contributed by these Ventures were $3,924,000, $4,903,000 and $4,834,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

     Minority interests in consolidated entities represent the investment of third-parties in certain consolidated Ventures.

     All significant intercompany accounts and transactions are eliminated in consolidation.

Revenue Recognition. Net patient and service revenues are recognized at established rates when the services are provided. Contractual allowances are calculated for services provided at less than the established rates as approved by Medicare or other third-party payors and are recorded as deductions from revenue. Imaging center revenues principally represent net fees of the consolidated Ventures for services provided to patients net of physician fees and certain expenses.

     Other revenues include income and other revenue from unconsolidated entities and equity earnings of unconsolidated entities.

Cash Equivalents. For purposes of reporting cash flows, the Company considers temporary investments with original maturities of three months or less to be cash equivalents. The temporary investments are stated at cost, which approximates market.

Property and Equipment. Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets which range from three to ten years. Capital leases are recorded at the present value of the future minimum lease payments. Capital leases are amortized over the terms of the related lease on a straight-line basis.

Management Service Agreements. Management service agreements consist of the costs of purchasing the rights to manage medical groups. The agreements contain an initial noncancelable 40-year term. Under these long-term agreements, the medical groups have agreed to provide medical services on an exclusive basis only through facilities managed by the Company. The agreements are noncancelable except for performance defaults. In the event a medical group breaches the agreement, or if the Company terminates with cause, the medical group is required to repurchase all related assets, including the unamortized portion of any intangible assets, including the management service agreement, at the then net book value. Management service agreements are being amortized over twenty years.

Intangible Assets. Intangible assets principally consist of the excess of cost over the fair value of the net tangible assets acquired. Such intangible assets represent physician referrals and patient lists, joint venture/partnership interests, non-compete covenants, organization costs, capitalized debt issuance expense and goodwill.

     Amortization of organization costs, capitalized debt issuance expense and goodwill is provided on the straight-line basis. Amortization of physician referrals and patient lists and joint venture/partnership interests is provided based upon the ratio of expected annual revenues to expected total revenues to be generated over the estimated life of the asset. The amortization periods of the intangibles range from two to twenty-five years, with physician referrals and patient lists being amortized over fifteen years and goodwill being amortized over ten to twenty-five years.

Income Taxes. The Company and its subsidiaries file consolidated federal and state income tax returns.

     The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). This statement requires an asset and liability approach in determining deferred income taxes. SFAS 109 also requires that the benefits realized from the utilization of tax loss carry-forwards be reflected as a reduction of the provision for income taxes and not as an extraordinary item.


Extraordinary Item. An extraordinary noncash charge of $449,000, net of the related tax benefit, for the write-off of unamortized debt discount and the write-off of capitalized debt issuance expense was recorded during the year ended September 30, 1996. This charge resulted from the early repayment of indebtedness and the repurchase of certain redeemable warrants from the net proceeds of the Offering.


                                       29
                                     RAYTEL

                                      NOTES
                      TO CONSOLIDATED FINANCIAL STATEMENTS



Tender Offer Expense. Represents the costs incurred in an unsuccessful tender offer for the stock of a public company.

Use of Estimates. The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures. Actual results could differ from those estimates.

New Accounting Standards. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Company are to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company is required to adopt SFAS 121 during the fiscal year ended 1997. The adoption of this accounting standard is not expected to have a material adverse impact on the financial statements.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 requires the Company either to adopt a method of accounting for stock options at "fair value" in its financial statements or to retain its existing method and disclose the pro forma effects of using this "fair value" method beginning in fiscal year 1997. The Company intends to retain its existing method of accounting for stock options and to include the required pro forma disclosures in the notes to its consolidated financial statements. Accordingly, Statement No. 123 will have no effect on the Company's consolidated financial position or results of operations.

Fair Value of Financial Instruments. The carrying amounts of all financial instruments approximate fair value.

NOTE 3. RECEIVABLES
Receivables consist of the following:

                                                                    September 30,
                                                            =========================
(in thousands)                                                   1996          1995
-------------------------------------------------------------------------------------
     Patient and service receivables                            $26,671      $29,247
     Less allowance for doubtful accounts                        (5,855)      (7,709)
-------------------------------------------------------------------------------------
                                                                 20,816       21,538
     Other receivables                                              937          877
-------------------------------------------------------------------------------------
         Total                                                  $21,753      $22,415
-------------------------------------------------------------------------------------


NOTE 4. PROPERTY AND EQUIPMENT
Property and equipment consist of the following:

                                                                    September 30,
                                                            =========================
(in thousands)                                                    1996         1995
-------------------------------------------------------------------------------------
     Equipment, furniture and fixtures                          $15,667      $12,456
     Leasehold improvements                                       3,642        3,723
     Equipment held under capital lease                           4,575        4,575
-------------------------------------------------------------------------------------
                                                                 23,884       20,754
     Less accumulated depreciation and amortization             (14,728)     (12,156)
-------------------------------------------------------------------------------------
                                                                $ 9,156      $ 8,598
-------------------------------------------------------------------------------------


     Depreciation expense was $3,667,000, $3,825,000 and $3,734,000 for the years ended September 30, 1996, 1995 and 1994, respectively.



                                       30
                                     RAYTEL

NOTE 5.  INTANGIBLE ASSETS
Intangible assets consist of the following:

                                                        September 30,
                                                    ---------------------
(in thousands)                                        1996          1995
-------------------------------------------------------------------------
     Goodwill                                       $ 19,800     $  4,443
     Physician referrals and patient lists            10,658       10,621
     Management service agreements                     7,144           --
     Other                                             5,529        6,082
-------------------------------------------------------------------------
                                                      43,131       21,146
     Less accumulated amortization                   (13,293)     (11,818)
-------------------------------------------------------------------------
                                                    $ 29,838     $  9,328
-------------------------------------------------------------------------


      Amortization expense related to intangible assets totaled $1,923,000, $1,981,000 and $2,146,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

NOTE 6.  NOTES PAYABLE AND LONG-TERM DEBT
Notes payable and long-term debt consist of the following:

                                                        September 30,
                                                    ---------------------
(in thousands)                                        1996          1995
-------------------------------------------------------------------------
     Promissory notes(a)                         $  2,846        $     --
     Line of credit(b)                              2,376              --
     Subordinated note payable (c)                     --           5,960
     Term loan and receivables facility(d)             --           6,000
     Other(e)                                       1,323             559
     Unamortized debt discount(d)                    --              (526)
-------------------------------------------------------------------------
                                                    6,545          11,993
Less current maturities                            (2,703)         (4,275)
-------------------------------------------------------------------------
                                                 $  3,842        $  7,718
-------------------------------------------------------------------------

(a) In connection with the SETCA transaction, the Company assumed two promissory notes with variable interest rates. Both notes were paid off subsequent to September 30, 1996. Also, the Company issued $2,289,000 in promissory notes bearing interest at 12%. The interest is due and payable quarterly beginning December 15, 1996. The principal balance is due in two equal annual installments in years 2001 and 2002.

(b) In August 1996, the Company entered into a new line of credit for $25,000,000. Under terms of the agreement with two banks, this credit facility can be used to fund acquisitions of physician practices, facilities and equipment, as well as for working capital purposes. The Company can draw amounts under the line of credit until August 15, 1998, at which date amounts outstanding will convert into a term loan which will amortize on a semi-annual basis for the five years thereafter. The Company's access to the line of credit is subject to the maintenance of certain financial covenants related to the Company's level of indebtedness and cash flow. The interest rate is based upon the LIBOR rate plus 150 basis points or the bank's prime rate at the option of the Company. At September 30, 1996, the interest rate was 8.25%. The line is collateralized by substantially all of the assets of the Company and its subsidiaries.

(c)   The subordinated note was paid off with proceeds from the Offering.

(d) The term loan and receivables facility (the "Credit Facilities") included a beginning term loan of $15,000,000 (the "Term Loan") and working capital facilities of up to $10,000,000 (the "Receivables Facility") based upon 55% to 60% of Eligible Receivables (as defined in the Credit Facilities agreement). The term loan was paid off with proceeds from the Offering. The Credit Facilities were cancelled and replaced with the new line of credit.

(e) Other debt includes a balance due in connection with the RHCGH transaction payable in annual installments of $100,000 through 2006. Also included are nonrecourse notes payable in monthly installments through October 2001 with varying maturities at interest rates ranging from 9.8% to 10.2%. The majority of these notes are collateralized by the equipment purchased.

      Long-term debt (excluding capital lease obligations) maturing within each of the five years subsequent to September 30, 1996, is as follows:
1997-$2,703,000; 1998-$461,000; 1999-$182,000; 2000-$165,000; and
2001-$1,309,000.


                                       31
                                     RAYTEL

                                      NOTES
                      TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 7.  PREFERRED STOCK AND COMMON STOCK

Effective upon the closing of the Offering in December 1995, all outstanding Preferred Stock was converted into Common Stock. Upon the completion of the Offering, 2,000,000 shares of undesignated Preferred Stock were authorized for issuance. The Company's Board of Directors has the authority to issue such Preferred Stock in one or more series and to establish its terms which may be greater than the rights of the Common Stock. As of September 30, 1996, no such shares had been issued.

     The previously outstanding shares of Preferred Stock were entitled to receive dividends. Upon the completion of the initial public offering, all accumulated dividends on the Preferred Stock were paid with Common Stock in amounts determined by dividing the total accumulated dividends by the Offering price.

     There are 20,000,000 shares of Common Stock, $.001 par value, authorized.

     The accompanying consolidated financial statements reflect a one-for-two reverse stock split approved by the Board of Directors on September 28, 1995 for all periods presented.

NOTE 8.  STOCK OPTIONS AND WARRANTS

Warrants. Warrants to purchase 66,044 shares of Common Stock at an exercise price of $4.00 per share are outstanding.

The warrants expire on September 30, 1997.

     In connection with the Credit Facilities, warrants were issued to the banks to purchase 5% of the fully diluted common stock of certain subsidiaries under certain circumstances. Such warrants were valued at $750,000 and $850,000, respectively, and were being amortized over the life of the term loan. The warrants were repurchased from proceeds of the Offering.

     Warrant amortization expense, which is included in interest expense, related to the debt discounts totaled $60,000, $363,000 and $363,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

     In accordance with the terms of a 1993 acquisition, upon completion of the Offering, the Company issued the seller warrants to purchase 231,200 shares of Common Stock at an exercise price of $8.40 per share. At September 30, 1996, all such warrants are outstanding. The warrants will expire five years from the effective date of such Offering.

     Stock Option Plans. The Company has options outstanding from two separate plans, the 1983 Incentive Stock Option Plan as Amended February 25, 1993 (the "1983 Option Plan") and the 1990 Stock Option Plan (the "1990 Option Plan"). Generally, the 1983 Option Plan and the 1990 Option Plan (together the "Plans") have similar terms. Terms for the Plans, including exercise price, are set by the Board of Directors. The exercise price for Incentive Stock Options must be granted at not less than the fair market value of the underlying stock at the date of grant. The exercise price for nonqualified options may be set at not less than 85% of fair market value. Options that are granted have a term of five to ten years from the date of grant. Vesting occurs ratably over a period ranging from two to four years beginning with the effective date of grant.

     Effective upon the closing of the Offering, and the conversion of Preferred Stock into Common Stock in December 1995, all options outstanding to purchase Preferred Stock were converted into options to purchase Common Stock.

     In September 1995, the Company's Board of Directors adopted the 1995 Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan was approved by the stockholders. The Directors Plan provides for the grant of 6,000 nonstatutory stock options to nonemployee directors of the Company on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, the annual grant would be a maximum of 6,000 shares, as defined. Total vesting occurs, based on a formula, no sooner than three years nor longer than five years. The exercise price per share of all options granted under the Directors Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant.


                                       32
                                     RAYTEL

     Option activity for the above plans is summarized as follows (including the effect of the conversion of the Preferred to Common)


                                                         Outstanding Stock Options
                                                 -------------------------------------------
                                                   Shares        Number
                                                 Available      of Shares    Price Per Share
--------------------------------------------------------------------------------------------
Balances, September 30, 1993                      602,356        612,440      $1.40 - $ 2.38
     Options canceled                               1,765         (2,097)      1.50
     Options exercised                               --           (2,913)      1.50
     Available shares canceled                   (150,733)          --          --
     Options granted                             (112,498)       112,498       5.40
     Additional options authorized                200,000           --          --
--------------------------------------------------------------------------------------------
Balances, September 30, 1994                      540,890        719,928       1.40 -   5.40
     Options canceled                               4,090        (13,384)      1.50 -   5.40
     Options exercised                               --           (1,361)      1.50 -   5.40
--------------------------------------------------------------------------------------------
Balances, September 30, 1995                      544,980        705,183       1.40 -   5.40
     Options canceled                              17,587        (20,099)      1.50 -   9.50
     Options exercised                               --         (189,309)      1.40 -   5.40
     Options granted                             (626,275)       626,275       8.00 -  11.88
     Additional options authorized                700,000           --          --
--------------------------------------------------------------------------------------------
Balances, September 30, 1996                      636,292      1,122,050      $1.40 - $11.88
--------------------------------------------------------------------------------------------

NOTE 9. LEASE COMMITMENTS

The Company leases two of its facilities under agreements which expire in 2001 and 1999, respectively. The Company also leases real estate and various equipment under noncancelable leases classified as operating leases.

     Certain subsidiaries and Ventures of the Company lease office space. These leases are noncancelable and expire on various dates through 2008 and are treated as operating leases. Certain subsidiaries and Ventures also lease equipment under terms which qualify as capital leases.

     At September 30, 1996, the future minimum rental payments for each fiscal year thereafter under all leases are as follows (in thousands):

                                                           Operating    Capital
Fiscal Year Ending                                           Leases     Leases
------------------------------------------------------------------------------
1997                                                        $ 3,441    $   633
1998                                                          3,063        411
1999                                                          2,396         84
2000                                                          1,914         --
2001                                                          1,835         --
Thereafter                                                    3,759         --
-------------------------------------------------------------------
     Total                                                               1,128
     Less amount representing interest                                     (97)
                                                                       -------
     Present value-minimum lease payments                                1,031
         Less current portion                                             (562)
                                                                       -------
                                                                       $   469
                                                                       -------


                                       33
                                     RAYTEL

                                      NOTES
                      TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. INCOME TAXES
The provision for income taxes consists of the following:


                                                         September 30,
                                                 -------------------------------
(in thousands)                                    1996        1995        1994
--------------------------------------------------------------------------------
Current:
     Federal                                     $ 1,751     $   364     $   389
     State                                         1,497       1,245         966
--------------------------------------------------------------------------------
                                                   3,248       1,609       1,355
--------------------------------------------------------------------------------
Deferred:
     Federal                                        --           351        (351)
--------------------------------------------------------------------------------
         Total                                   $ 3,248     $ 1,960     $ 1,004
--------------------------------------------------------------------------------

     At September 30, 1996 and 1995, the Company had $2,324,000 and $4,511,000,
respectively, of deferred tax assets. The Company has recorded a 100% valuation allowance against these amounts.

     The tax effect of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities at September 30, 1996 and 1995, are as follows (in thousands):


                                                                  Current Asset (Liability)   Long-Term Asset (Liability)
                                                                  -------------------------   ---------------------------
                                                                     1996           1995           1996           1995
-------------------------------------------------------------------------------------------------------------------------
Net operating loss carryforward                                    $  --          $   326        $  --          $  --
Depreciation and amortization                                          424            132            803          2,496
Reserves for accounts receivable and unbilled costs and fees           544          1,029           --             --
Other, net                                                             235            717            318           (189)
-------------------------------------------------------------------------------------------------------------------------
                                                                     1,203          2,204          1,121          2,307
Valuation allowance                                                 (1,203)        (2,204)        (1,121)        (2,307)
-------------------------------------------------------------------------------------------------------------------------
Total deferred income taxes                                        $  --          $  --          $  --          $  --
-------------------------------------------------------------------------------------------------------------------------

Reconciliation of the federal statutory rate to the Company's effective tax rate is as follows (dollars in thousands):

                                                                            September 30,
                                                    ---------------------------------------------------------------
                                                           1996                  1995                  1994
                                                    -----------------     -----------------     -------------------
                                                     Amount      Rate     Amount       Rate     Amount        Rate
-------------------------------------------------------------------------------------------------------------------
Federal income tax at the statutory rate            $ 3,342      34.0%    $ 2,149      34.0%    $ 1,638       34.0%
State income taxes, net of federal benefit              988      10.0         822      13.0         638       13.2
Federal tax benefit of the utilization of net
     operating loss and credit carryforwards         (1,082)    (11.0)     (1,011)    (16.0)     (1,272)     (26.4)
-------------------------------------------------------------------------------------------------------------------
         Total                                      $ 3,248      33.0%    $ 1,960      31.0%    $ 1,004       20.8%
-------------------------------------------------------------------------------------------------------------------

At September 30, 1996, the Company had no federal net operating loss or unused credit carryforwards.



                                       34
                                     RAYTEL

NOTE 11. EMPLOYEE BENEFIT PLANS
The Raytel Medical Corporation Pension Plan (the "Pension Plan") is a defined contribution benefit plan which covers substantially all employees. Contributions to the Pension Plan are based upon a percentage of an employee's covered compensation, as defined. Total expense under the Pension Plan amounted to $503,000, $466,000 and $372,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

     The Company maintains a tax-qualified Retirement Savings Plan (the "401(k) Plan") which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified maximum. The Company makes a matching contribution of 25% of the amount deferred. Total expense under the 401(k) Plan amounted to $133,000, $124,000 and $124,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

     In September 1993, the Company adopted an executive deferred compensation plan. Executive officers and key employees of the Company are eligible to participate at the discretion of the Board of Directors. Participants may defer a portion of their compensation, as defined.

NOTE 12. PRINCIPAL CUSTOMERS
All services performed by the Company are performed in the United States. No one customer accounted for more than 10% of total Company net patient and service revenues. However, certain sources of payment for the services, such as Medicare, HMOs, commercial insurers and other third party payors, do or could account for more than 10% of payments received.

NOTE 13. CONTINGENCIES
The Company is involved in a dispute with a partner in one of the Ventures. In 1992, this partner filed an action against the Company and its subsidiaries and certain other defendants seeking the dissolution of the Venture, and unspecified damages. The Company has filed a counterclaim seeking removal of the partner as manager of the Venture, damages and enforcement of the Venture agreement.

     In addition to the foregoing matter, the Company is from time to time a party to various unrelated claims and disputes associated with various aspects of its ongoing business operations. In management's opinion, none of these claims or disputes are expected, either individually or in the aggregate, to have a material adverse effect on the Company's financial position or results of operations.

NOTE 14. NET INCOME PER SHARE
Net income per share is based on the weighted average number of common shares and common equivalent shares outstanding. Income per share amounts and the related number of shares used in the computation for all periods presented have been adjusted to reflect the one-for-two reverse stock split. Also, all previously outstanding preferred shares and accumulated preferred dividends were converted to Common Stock for all periods presented for purposes of the income per share calculation. Also, those shares under commitments to be issued at specified future dates are considered as outstanding for per share calculations.

NOTE 15. DEFERRED LITIGATION AWARD
In September 1996, the Company won an administrative decision related to a billing dispute with a New York Medicare carrier. The Company billed the carrier at a reimbursement rate which was in effect at the time the Company acquired the CardioCare division from Medtronic, Inc. in 1993. The reimbursement rate was confirmed by the carrier after the acquisition. Following an audit of the carrier by the Healthcare Finance Administration (HCFA), the Company was ordered to return approximately $4 million to Medicare, a decision the Company immediately appealed. The Company was notified on September 23, 1996, that an administrative judge found that the Company was without fault and is entitled to the reimbursement of approximately $4 million in question.

     The Company had fully accrued for the disputed amount in its historical financial statements. The amount to be reimbursed to the Company is fully reserved in these financial statements as prior to November 8, 1996 (the "sign-off" date) HCFA still had a right to file an appeal and the Company had not received the cash.



                                       35
                                     RAYTEL

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
RAYTEL MEDICAL CORPORATION:
We have audited the accompanying consolidated balance sheets of Raytel Medical Corporation and Subsidiaries as of September 30, 1996 and 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raytel Medical Corporation and Subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 1996 in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP
-----------------------
ARTHUR ANDERSEN LLP

Hartford, Connecticut
November 8, 1996


                                       36
                                     RAYTEL

                              CORPORATE INFORMATION


BOARD OF DIRECTORS AND OFFICERS
Richard F. Bader
Chairman of the Board of Directors
and Chief Executive Officer

Allan Zinberg
President, Chief Operating Officer and Director

David Rollo, M.D.
Senior Vice President Medical Affairs,
Medical Director and Director

E. Payson Smith, Jr.
Senior Vice President and Chief Financial Officer

Swapan Sen
Vice President, General Manager,
Medical Facility Operations

Michael  O. Kokesh
Vice President, General Counsel and Secretary

John F. Lawler, Jr.
Vice President, Corporate Controller

Thomas J. Fogarty, M.D.
Professor of Surgery at
Stanford University Medical School,
General Partner Three Arch Ventures, L.P.

Albert J. Henry
Chairman of the Board and
Chief Executive Officer of Henry & Co.

Gene I. Miller
General Partner of the Peregrine Venture Funds

Timothy J. Wollaeger
General Partner of Kingsbury Associates, L.P.

CORPORATE OFFICES
Raytel Medical Corporation
2755 Campus Drive, Suite 200
San Mateo, California 94403
Tel: (415) 349-0800
Fax: (415) 349-8850
http://www.raytel.com


ANNUAL MEETING OF STOCKHOLDERS
Raytel Medical Corporation's Annual Meeting of Stockholder's will be held on Thursday, March 6, 1997 beginning at 11 a.m. PST at the Hotel Sofitel, located at 2700 Harbor
Way in Redwood Shores, CA. All stockholders are invited to attend.

INVESTOR RELATIONS
A copy of the Company's Annual Report 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to Investor Relations at the Company's
Corporate Offices.

STOCK LISTING
The Common Stock of Raytel Medical Corporation has traded on the NASDAQ National Market under the symbol RTEL since November 30, 1995.

TRANSFER AGENT
Boston Equiserve, L.P.
150 Royall Street
Boston, Massachusetts 02021

LEGAL COUNSEL
Gray Cary Ware & Freidenrich, P.C.
Palo Alto, California

INDEPENDENT AUDITORS
Arthur Andersen, L.L.P.
Hartford, Connecticut

STOCK DATA NASDAQ SYMBOL: RTEL
The number of stockholders of record at September 30, 1996, was 610.
   The Company's common stock is traded over-the-counter and is quoted on the Nasdaq National Market. The Company went public in December 1995. The following table shows the high and low sales price as reported by Nasdaq for the fiscal quarters for the year ended September 30, 1996.

                                       High        Low
--------------------------------------------------------
First quarter                         $ 9 1/4    $ 8 1/2
Second quarter                        $11 3/4    $ 8 5/8
Third quarter                         $15 1/2    $ 9 3/4
Fourth quarter                        $13 3/4    $ 9 7/8


The Company has not paid cash dividends during the year ended September 30, 1996.



                                       37
                                     RAYTEL