Form 10-K405, Exhibit 13
period 1997-09-30
RAYTEL MEDICAL CORP
filed 1997-12-29
CIK 1002017

                                                                   EXHIBIT 13.1

F I V E  Y E A R  F I N A N C I A L  S U M M A R Y
--------------------------------------------------------------------------------


                                                            Fiscal Year Ended September 30,
---------------------------------------------------------------------------------------------------------
(000's omitted, except per share amounts)          1997        1996         1995       1994        1993
---------------------------------------------------------------------------------------------------------
C O N S O L I D A T E D  S T A T E M E N T S  O F  O P E R A T I O N S  D A T A:

Pacing, CEDS and Holter                          $ 47,227    $ 43,649    $ 41,384    $ 38,661    $ 25,888
Diagnostic imaging service                         17,610      19,970      20,516      19,150      19,069
Heart Center, practice management and other        18,578       8,896       1,562         964       1,737
                                                 --------------------------------------------------------
Total revenues                                     83,415      72,515      63,462      58,775      46,694

Operating costs and selling, general and
   administrative expenses                         63,273      56,412      47,353      44,821      34,653
Depreciation and amortization                       6,306       5,590       5,806       5,880       6,215
Non-recurring tender offer expense                     --          --       1,050          --          --
                                                 --------------------------------------------------------
   Operating income                                13,836      10,513       9,253       8,074       5,826
Interest expense                                      785         514       2,118       2,463       2,361
Other (income)                                     (3,076)       (591)       (347)       (305)       (106)
Minority interest                                     485         762       1,161       1,099       1,359
                                                 --------------------------------------------------------
Income before income taxes                         15,642       9,828       6,321       4,817       2,212
Provision for income taxes                          6,257       3,248       1,960       1,004         311
                                                 --------------------------------------------------------
Income before extraordinary item                    9,385       6,580       4,361       3,813       1,901
Extraordinary item, net of related tax benefit        721         449          --          --          --
                                                 --------------------------------------------------------
Net income                                       $  8,664    $  6,131    $  4,361    $  3,813    $  1,901
                                                 ========================================================
Net income per share before extraordinary item   $   1.04    $    .80    $    .78    $    .69    $    .35
                                                 ========================================================
Net income per share                             $    .96    $    .75    $    .78    $    .69    $    .35
                                                 ========================================================
Weighted average common shares and dilutive
   equivalents outstanding                          9,039       8,194       5,617       5,548       5,458
                                                 ========================================================



                                                            Fiscal Year Ended September 30,
------------------------------------------------------------------------------------------------------
(000's omitted)                                       1997       1996       1995      1994     1993
------------------------------------------------------------------------------------------------------
C O N S O L I D A T  E D  B A L A N C E   S H E E T   D A T A:

Total assets                                      $119,421   $ 68,030   $ 46,768   $ 50,245   $ 51,171
Long-term debt and capital lease obligations(1)     36,354      7,576     14,550     20,518     27,577
Total stockholders' equity                          61,899     48,878     21,499     17,160     13,378


(1) Includes current portion of long-term debt and capital lease obligations plus unamortized debt discount.











                                                                      RAYTEL 9

M A N A G E M E N T 'S  D I S C U S S I O N   A N D   A N A L Y S I S
--------------------------------------------------------------------------------
O F  F I N A N C I A L   C O N D I T I O N   A N D   R E S U L T S   O F
O P E R A T I O N S


This discussion and analysis includes a number of forward-looking statements which reflect Raytel Medical Corporation's ("Raytel" or the "Company") current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed under "Business Environment and Future Results" and elsewhere in this Section, that could cause actual results to differ materially from historical results or those anticipated. In this Section, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

 O V E R V I E W

          The Company generates the majority of its revenues from the provision of transtelephonic monitoring services for cardiac pacemaker patients ("Pacing"), cardiac event detection services ("CEDS") and Holter, diagnostic imaging services and cardiac catheterization procedures. Following the Company's initial public offering in December 1995, the Company has entered into a series of transactions which have expanded its heart center and physician practice management businesses. As a result, revenue is also being provided from: Raytel Heart Center at Granada Hills ("RHCGH") beginning on February 1, 1996; the management of Southeast Texas Cardiology Associates II P.A. ("SETCA") beginning on September 18, 1996; the management of Comprehensive Cardiology Consultants, a Medical Group, Inc. ("CCMG") beginning on November 1, 1996; and Cardiovascular Ventures, Inc. ("CVI") beginning on August 15, 1997.

          The Company's investment in two ventures ("Ventures") that operated four of the consolidated diagnostic imaging centers terminated during fiscal 1997. Revenues contributed by these ventures were $1,318,000, $3,924,000 and $4,903,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

          On November 18, 1996, the Company, through a subsidiary, entered into a long-term management service agreement whereby the Company will manage the non-medical aspects of the CCMG practice. Total consideration for the transaction was cash of $427,000, promissory notes of $620,000 and 14,376 shares of the Company's Common Stock to be delivered at future dates, valued at $91,000 (which represents a discount from the trading price of the stock at the time of the transaction due primarily to the delay in the delivery of the shares).

          In September 1996, the Company received a favorable administrative decision related to a billing dispute with a New York Medicare carrier whereby it was entitled to receive approximately $4.0 million. The time period for the Healthcare Finance Administration ("HCFA") and the Social Security Administration to file an appeal expired on February 10, 1997. After accounting for administrative costs and reimbursements due to Medtronic under the terms of the acquisition of CardioCare and a separate provision against the value of a non-operating asset, the Company recognized other income of $2,510,000 pretax in its second fiscal quarter ending March 31, 1997, with a positive tax effect of $1,506,000 or $.17 per share (the "Decision").

          Under certain practice management contracts, revenues are recognized pursuant to long-term arrangements with physician groups under which the Company provides the physician group with a full range of services, including, but not limited to, office space, specialized clinical and procedural facilities, medical equipment, data processing and medical record keeping, billing and collection procedures and services, non-physician licensed personnel, such as nurses and technicians, as well as office staff and administrative personnel. In the case of SETCA and CCMG, the Company's practice management revenues are derived from the physician groups' revenues, generally as a purchased service, except for certain physician compensation and employment benefits, which are paid by the physician group on a priority basis. Under the above management services arrangements, the Company's practice management revenues represent approximately 56% of the revenues of the physician groups for the year ended September 30, 1997. For the physician practice acquired as part of the CVI acquisition, the Company recognizes 100% of all medical revenue as the physicians are employees of the Company.

          On August 15, 1997, the Company acquired CVI, of New Orleans, Louisiana. CVI manages, owns and operates cardiovascular diagnostic facilities in Texas, Louisiana, Maryland and Florida and owns and manages a physician clinic in









RAYTEL 10

--------------------------------------------------------------------------------

Florida. Total consideration for the transaction consisted of cash and transaction costs of approximately $16,980,000, contingent promissory notes in the aggregate principal amount of $820,000 and 500,000 shares of Raytel Common Stock.

          On October 9, 1997, the Company announced it had entered into an agreement with The Baptist Hospital of Southeast Texas to develop a Raytel Heart Center at the hospital. Under the Agreement, Raytel will manage the heart center, which will provide the entire continuum of cardiovascular services, including diagnostic, therapeutic and patient wellness programs. Among other duties, Raytel will be responsible for the day-to-day operations of the heart center, including administrative support, information systems management, marketing and public relations activities. The Company expects it will begin operations at Baptist Hospital during its second quarter of fiscal 1998.

          In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share, ("SFAS 128"). SFAS 128 establishes new standards for computing and presenting earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and earlier adoption is not permitted. The Company believes the adoption of SFAS 128 will not have a material impact on the financial statements.

R E S U L T S  O F  O P E R A T I O N S

The following table sets forth, for the periods indicated, certain data derived from the Consolidated Statements of Operations as a percentage of total revenues:


                                                                  Fiscal Year Ended September 30,
-------------------------------------------------------------------------------------------------
                                                                      1997     1996     1995
-------------------------------------------------------------------------------------------------
Total revenues                                                       100.0%    100.0%    100.0%
Operating costs and selling, general and administrative expenses      75.9      77.8      74.6
Depreciation and amortization                                          7.6       7.7       9.1
Non-recurring tender offer expense                                      --        --       1.7
                                                                     -------------------------
Operating income                                                      16.5      14.5      14.6
Interest expense and other (income) expense                           (2.8)      (.1)      2.8
Minority interest                                                       .5       1.1       1.8
                                                                     -------------------------

Income before income taxes                                            18.8      13.5      10.0
Provision for income taxes                                             7.5       4.5       3.1
                                                                     -------------------------

Income before extraordinary item                                      11.3       9.0       6.9
Extraordinary item                                                      .9        .6        --
                                                                     -------------------------
Net income                                                            10.4%      8.4%      6.9%
                                                                     =========================



Fiscal Year Ended September 30, 1997 Compared to Fiscal Year Ended September 30, 1996

The operations of RHCGH are included in the Company's Consolidated Statements of Operations since February 1, 1996, the effective date of the agreement. Accordingly, RHCGH's operations are included for all twelve months in fiscal 1997, but are only included for eight months in fiscal 1996. The operations of CDS are included in the Company's Consolidated Statements of Operations since June 11, 1996, the effective date of the Company's acquisition of CDS. Accordingly, the operations of CDS are included for all twelve months in fiscal 1997, but are only included for approximately four months of fiscal 1996. The results of operations from the management service agreement with SETCA are included in the Company's Consolidated Statements of Operations since September 18, 1996, the effective date of the agreement. Accordingly, such results are included for all twelve months in fiscal 1997, but are only included for twelve days of fiscal 1996. The results of operations from the management service agreement with CCMG are included in the Company's Consolidated Statements of Operations since November 1, 1996, the effective date of its agreement. Accordingly, such results are included for eleven months in fiscal 1997, but are not included in fiscal 1996. The operations of CVI are included in the Company's Consolidated Statements of Operations since August 15, 1997, the effective date of the Company's acquisition of CVI.






                                                                      RAYTEL 11

M A N A G E M E N T 'S  D I S C U S S I O N   A N D   A N A L Y S I S
--------------------------------------------------------------------------------
O F  F I N A N C I A L   C O N D I T I O N   A N D   R E S U L T S   O F
O P E R A T I O N S


Revenues. Pacing, CEDS and Holter revenues increased by $3,578,000, or 8.2%, from $43,649,000 in fiscal 1996 to $47,227,000 in fiscal 1997, due primarily to the inclusion of revenues from CDS. Diagnostic imaging service revenues decreased by $2,360,000, or 11.8%, from $19,970,000 in fiscal 1996 to
$17,610,000 in fiscal 1997, due primarily to the termination of one diagnostic imaging joint venture on December 31, 1996 and another on June 30, 1997. Heart Center, practice management and other revenues increased by $9,682,000, or 108.8%, from $8,896,000 in fiscal 1996 to $18,578,000 in fiscal 1997, due primarily to the inclusion of revenues from the physician practice management agreements and from CVI and RHCGH.

          As a result of the foregoing factors, total revenues increased by $10,900,000, or 15.0%, from $72,515,000, in fiscal 1996 to $83,415,000 in fiscal
1997.

Operating Expenses. Operating costs and selling, general and administrative expenses increased by $6,861,000, or 12.2%, from $56,412,000 in fiscal 1996 to $63,273,000 in fiscal 1997, due primarily to the inclusion of costs and expenses from CVI, RHCGH, CDS and the management of the physician practices. These increases were partially offset by decreases in costs and expenses at operating facilities, other than CDS, which provide Pacing, CEDS and Holter services, due to cost containment measures. Operating costs and selling, general and administrative expenses as a percentage of total revenues declined slightly at RHCGH, where operating expenses were slightly in excess of revenues for the years ended September 30, 1997 and 1996.

Depreciation and Amortization. Depreciation and amortization expense increased by $716,000, or 12.8%, from $5,590,000 in fiscal 1996 to $6,306,000 in fiscal
1997 but declined as a percentage of revenues from 7.7% in fiscal 1996 to 7.6% in fiscal 1997.

Operating Income. As a result of the foregoing factors, operating income increased by $3,323,000, or 31.6%, from $10,513,000 in fiscal 1996 to
$13,836,000 in fiscal 1997.

Interest Expense. Interest expense increased by $271,000, or 52.7%, from $514,000 in fiscal 1996 to $785,000 in fiscal 1997, due primarily to an increase in debt due to the CVI acquisition and an increase in the principal amount outstanding under equipment loans and capital leases due to the CVI acquisition.

Other Expense (Income). Other income increased by $2,485,000 from $591,000 for fiscal 1996 to $3,076,000 for fiscal 1997 due primarily to the Decision.

Income Taxes. The provision for income taxes increased by $3,009,000, or 92.6%, from $3,248,000 in fiscal 1996 to $6,257,000 in fiscal 1997 as a result of increased taxable income and a higher effective tax rate in the current period.

Extraordinary Item. An extraordinary charge of $721,000, net of the related tax benefit, for the cost of restructuring certain indebtedness acquired with the CVI purchase was recorded during the year ended September 30, 1997.

Net Income. As a result of the foregoing factors, net income increased by $2,533,000, or 41.3%, from $6,131,000 in fiscal 1996 to $8,664,000 in fiscal
1997.

Fiscal Year Ended September 30, 1996 Compared to Fiscal Year Ended September 30, 1995

The operations of RHCGH are included in the Company's Consolidated Statements of Operations since February 1, 1996, the effective date of the Company's agreement with Granada Hills Community Hospital. Accordingly, RHCGH's operations are included for eight months of fiscal 1996, but are not included in fiscal 1995. The operations of CDS are included in the Company's Consolidated Statements of Operations since June 11, 1996, the effective date of the Company's acquisition of CDS. Accordingly, the operations of CDS are included for approximately four months of fiscal 1996, but are not included in fiscal 1995.

Revenues. Pacing, CDS and Holter revenues increased by $2,265,000, or 5.5%, from $41,384,000 in fiscal 1995 to $43,649,000 in fiscal 1996, due primarily to the inclusion of revenues from CDS partially offset by a decrease in Pacing revenues.








RAYTEL 12

--------------------------------------------------------------------------------
Diagnostic imaging service revenues decreased by $546,000, or 2.7%, from $20,516,000 in fiscal 1995 to $19,970,000 in fiscal 1996. Heart Center, practice management and other revenues increased by $7,334,000, or 469.5%, from $1,562,000 in fiscal 1995 to $8,896,000 in fiscal 1996, due primarily to the inclusion of revenues from RHCGH.

As a result of the foregoing factors, total revenues increased by $9,053,000, or 14.3%, from $63,462,000 in fiscal 1995 to $72,515,000 in fiscal 1996.

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

Interest Expense. Interest expense decreased by $1,604,000, or 75.7%, from $2,118,000 in fiscal 1995 to $514,000 in fiscal 1996, primarily due to the final repayment of term debt in the first quarter of fiscal 1996, the repayment of a subordinated note during fiscal 1996 and a reduction in the principal amount outstanding under equipment loans and capital leases.

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

B U S I N E S S   E N V I R O N M E N T   A N D   F U T U R E   R E S U L T S
The Company's future operating results may be affected by various trends in the healthcare industry as well as by a variety of other factors, some of which are beyond the Company's control.

          The healthcare industry is undergoing significant change as third-party payors attempt to control the cost, utilization and delivery of healthcare services. Substantially all of the Company's revenues are derived from Medicare, HMOs, and commercial insurers and other third-party payors. Both government and private payment sources have instituted cost containment measures designed to limit payments made to healthcare providers by reducing reimbursement rates, limiting services covered, increasing utilization review of services, negotiating prospective or discounted contract pricing, adopting capitation strategies and seeking competitive bids. Although the Company's total revenues have increased in each of the last three fiscal years, revenue growth of the Company's Pacing operations during that period has been negatively impacted by Medicare reimbursement rate reductions in certain geographic areas. Reimbursement rate reductions applicable to the Company's Pacing procedures became effective on January 1, 1996. These reductions had a negative effect on the Company's operating results for fiscal 1996 and fiscal 1997. Further minor reductions became effective on January 1, 1997. Unless these reductions are modified, they will continue to have a negative effect on the










                                                                      RAYTEL 13

M A N A G E M E N T 'S  D I S C U S S I O N   A N D   A N A L Y S I S
--------------------------------------------------------------------------------
O F  F I N A N C I A L   C O N D I T I O N   A N D   R E S U L T S   O F
O P E R A T I O N S


Company's ongoing results. The Company cannot predict with any certainty whether or when additional reductions or changes in Medicare or other third-party reimbursement rates or policies will be implemented. There can be no assurance that future changes, if any, will not adversely affect the amounts or types of services that may be reimbursed to the Company, or that future reimbursement of any service offered by the Company will be sufficient to cover the costs and overhead allocated to such service.

From time to time, Congress considers legislation to reduce Medicare and Medicaid expenditures. Future legislation of this type could have a material adverse effect on the Company's business, financial condition and operating results.

          A key element of the Company's long-range strategy is the development and operation of integrated heart centers and the acquisition of healthcare providers specializing in cardiology related services and the assets of physician practices and other businesses related to its current operations. The success of the Company's existing and future heart centers and physician practices will depend upon several factors, including the Company's ability to: obtain and operate in compliance with appropriate licenses; control costs and realize operating efficiencies; educate patients, referring physicians and third-party payors about the benefits of such heart centers; and provide cost-effective services that meet or exceed existing standards of care.

          An element of the Company's strategy is to expand, in part, through acquisitions and investments in complementary healthcare businesses. The implementation of this strategy may place significant strain on the Company's administrative, operational and financial resources and increase demands on its systems and controls. There can be no assurances that businesses acquired by the Company, either recently or in the future, will be integrated successfully and profitably into the Company's operations, that suitable acquisitions or investment opportunities will be identified, or that any such transactions can be consummated.

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

L I Q U I D I T Y   A N D   C A P I T A L   R E S O U R C E S

The Company's liquidity was materially improved as a result of the completion of the initial public offering of its Common Stock in December 1995 and its receipt of $20,400,000 in net proceeds therefrom. The Company acquired CDS in June 1996 for cash in the amount of $14,254,000, SETCA in September 1996 for cash in the amount of $4,010,000, CCMG in November 1996 for cash in the amount of $427,000 and CVI in August 1997 for cash in the amount of $16,980,000. At September 30, 1997, the Company had working capital of $24,391,000, compared to $16,204,000 at September 30, 1996. At September 30, 1997, the Company had cash and temporary cash investments of $7,873,000. At September 30, 1997, $25,975,000 was outstanding under the Company's line of credit.






RAYTEL 14

          The Company batch-bills Medicare insurance carriers for most cardiac testing services performed during the first few months of each calendar year. This practice results in a temporary build-up of accounts receivable during the Company's second and third fiscal quarters and the collection of these receivables primarily during the subsequent fourth fiscal quarter.

          The Company has a revolving line of credit with two banks in the amount of $45,000,000 to fund working capital needs, future acquisitions, equipment purchases and other business needs. Amounts outstanding under the line of credit bear interest based on a defined formula and are subject to certain covenants. The line of credit expires in August 1999 at which time any outstanding balance will be converted to a five year term loan.

          The Company's long-term capital requirements will depend on numerous factors, including the rate at which the Company develops and opens new heart centers or acquires existing heart centers, physician practices or other businesses, if any. The Company believes that its cash and cash equivalent balances, together with amounts available from bank borrowings and cash generated by its operating activities, will be adequate to meet the Company's anticipated needs for working capital and capital expenditures through fiscal year 1998.

P E R C E N T A G E   O F   C O N S O L I D A T E D   R E V E N U E S


                                                      Fiscal Year Ended September 30,
-------------------------------------------------------------------------------------
                                                        1997      1996      1995
-------------------------------------------------------------------------------------
Pacing, CEDS and Holter                                  57%       60%       65%
Diagnostic imaging service                               21%       28%       32%
Heart Center, practice management and other              22%       12%        3%
                                                      --------------------------
   Total                                                100%      100%      100%
                                                      ==========================


S E L E C T E D   C O N S O L I D A T E D   Q U A R T E R L Y
F I N A N C I A L   D A T A


                                                        Fiscal Year Ended September 30, 1997
----------------------------------------------------------------------------------------------------
(000's omitted, except per share amounts)           December 31,  March 31,  June 30,  September 30,
----------------------------------------------------------------------------------------------------
Net revenues                                        $20,652       $20,436   $19,758       $22,569
                                                    ------------------------------------------------
Income before income taxes and extraordinary item   $ 3,101       $ 5,817    $3,276       $ 3,448
Provision for income taxes                            1,240         2,327     1,311         1,379
                                                    ------------------------------------------------
Income before extraordinary item                      1,861         3,490     1,965         2,069
                                                    ------------------------------------------------
Extraordinary item, net of related tax benefit           --            --        --           721
                                                    ------------------------------------------------
Net income                                          $ 1,861       $ 3,490    $1,965       $ 1,348
                                                    ================================================
Net income per share before extraordinary item(1)   $   .21       $   .39    $  .22       $   .22
                                                    ================================================
Net income per share(1)                             $   .21       $   .39    $  .22       $   .14
                                                    ================================================



                                                                   Fiscal Year Ended September 30, 1996
-----------------------------------------------------------------------------------------------------------------
                                                       December 31,    March 31,      June 30,     September 30,
-----------------------------------------------------------------------------------------------------------------
Net revenues                                             $15,816        $18,046        $18,906        $19,747
                                                         ----------------------------------------------------
Income before income taxes and extraordinary item        $ 2,113        $ 2,734        $ 2,572        $ 2,409
Provision for income taxes                                   845          1,093            659            651
                                                         ----------------------------------------------------
Income before extraordinary item                           1,268          1,641          1,913          1,758
Extraordinary item, net of related tax benefit               402             --             --             47
                                                         ----------------------------------------------------
Net income                                               $   866        $ 1,641        $ 1,913        $ 1,711
                                                         ====================================================
Net income per share before extraordinary item(1)        $   .20        $   .19        $   .22        $   .20
                                                         ====================================================
Net income per share(1)                                  $   .14        $   .19        $   .22        $   .19
                                                         ====================================================







(1) Quarterly per share earnings do not necessarily equal the total per share earnings reported for the year as a result of the dilutive effect of common stock equivalents on the calculation of per share earnings.






                                                                      RAYTEL 15

C O N S O L I D A T E D   B A L A N C E   S H E E T S
--------------------------------------------------------------------------------
S E P T E M B E R   3 0, 1 9 9 7   A N D   1 9 9 6


                                                                                      September 30,
---------------------------------------------------------------------------------------------------------
(000's omitted)                                                                  1997             1996
---------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                  $   7,873         $   5,737
   Receivables, net                                                              30,345            21,753
   Prepaid expenses and other                                                     3,970             1,472
                                                                              ---------------------------
     Total current assets                                                        42,188            28,962

Investment in and advances to unconsolidated entities and partnerships               35                74
Property and equipment, less accumulated depreciation and amortization           19,712             9,156
Intangible assets, less accumulated amortization                                 57,486            29,838
                                                                              ---------------------------
     Total assets                                                             $ 119,421         $  68,030
                                                                              ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt and capital lease obligations            $   1,893         $   3,265
   Accounts payable                                                               5,110             2,861
   Accrued liabilities                                                           10,794             6,632
                                                                              ---------------------------
     Total current liabilities                                                   17,797            12,758
Long-term debt and capital lease obligations, net of current portion             34,461             4,311
Deferred liabilities                                                              1,163               983
Minority interest in consolidated entities                                        4,101             1,100
                                                                              ---------------------------
     Total liabilities                                                           57,522            19,152
                                                                              ---------------------------
Commitments and contingencies (Note 13)

STOCKHOLDERS' EQUITY
   Common stock                                                                       9                 8
   Additional paid-in capital                                                    61,261            55,585
   Common stock to be issued                                                        943               852
   Retained earnings (deficit)                                                    1,097            (7,567)
                                                                              ---------------------------
                                                                                 63,310            48,878
   Less treasury stock, at cost                                                  (1,411)               --
                                                                              ---------------------------
     Total stockholders' equity                                                  61,899            48,878
                                                                              ---------------------------
     Total liabilities and stockholders' equity                               $ 119,421         $  68,030
                                                                              ===========================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.








RAYTEL 16

C O N S O L I D A T E D   S T A T E M E N T   O F   O P E R A T I O N S
--------------------------------------------------------------------------------
F O R   T H E   Y E A R S   E N D E D   S E P T E M B E R   30, 1997, 1996
A N D  1995


                                                                                         September 30,
---------------------------------------------------------------------------------------------------------------------
(000's omitted, except per share amounts)                                    1997             1996              1995
---------------------------------------------------------------------------------------------------------------------
Revenues:
   Pacing, CEDS and Holter                                                 $ 47,227         $ 43,649         $ 41,384
   Diagnostic imaging service                                                17,610           19,970           20,516
   Heart Center, practice management and other                               18,578            8,896            1,562
                                                                           ------------------------------------------
     Total revenues                                                          83,415           72,515           63,462
                                                                           ------------------------------------------
Costs and expenses:
   Operating costs                                                           33,536           27,582           20,687
   Selling, general and administrative                                       29,737           28,830           26,666
   Depreciation and amortization                                              6,306            5,590            5,806
   Non-recurring tender offer expense                                            --               --            1,050
                                                                           ------------------------------------------
     Total costs and expenses                                                69,579           62,002           54,209
                                                                           ------------------------------------------
   Operating income                                                          13,836           10,513            9,253
Interest expense                                                                785              514            2,118
Other expense (income)                                                       (3,076)            (591)            (347)
Minority interest                                                               485              762            1,161
                                                                           ------------------------------------------
   Income before income taxes and extraordinary item                         15,642            9,828            6,321
Provision for income taxes                                                    6,257            3,248            1,960
                                                                           ------------------------------------------
   Income before extraordinary item                                           9,385            6,580            4,361
   Extraordinary item, net of related tax benefit                               721              449               --
                                                                           ------------------------------------------
Net income                                                                 $  8,664         $  6,131         $  4,361
                                                                           ==========================================
Net income per share before extraordinary item                             $   1.04         $    .80         $    .78
                                                                           ==========================================
Net income per share                                                       $    .96         $    .75         $    .78
                                                                           ==========================================
Weighted average common shares and dilutive equivalents outstanding           9,039            8,194            5,617
                                                                           ==========================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.









                                                                      RAYTEL 17

C O N S O L I D A T E D  S T A T E M E N T S   O F   C H A N G E S   I N
S T O C K H O L D E R S' E Q U I T Y
--------------------------------------------------------------------------------
F O R   T H E   Y E A R S   E N D E D  S E P T E M B E R  30, 1997, 1996 A N D
1995



                                            Preferred Stock              Common Stock        Additional
                                        -----------------------     ----------------------     Paid-in
(000's omitted, except shares)          Shares        Amount        Shares        Amount       Capital
---------------------------------------------------------------------------------------------------------

Balance at September 30, 1994          3,739,791    $        7     1,043,804    $        2   $   31,432

Net income                                    --            --            --            --           --
Options exercised                          1,361            --            --            --            3
Repurchase of shares                          --            --        (4,121)           --          (25)
                                       ----------------------------------------------------------------

Balance at September 30, 1995          3,741,152             7     1,039,683             2       31,410
Net income                                    --            --            --            --           --
Conversion of preferred stock
   to common stock                    (3,741,152)           (7)    3,741,152             3            4
Issuance of common stock in
   payment of preferred dividends             --            --       472,250            --        3,778
Retirement of fractional shares               --            --          (230)           --           --
Payment of warrants                           --            --            --            --         (501)
Sale of common stock in
   initial public offering                    --            --     2,875,000             3       20,397
Value of 122,068 shares to
   be issued                                  --            --            --            --           --
Warrants exercised                            --            --        15,760            --           63
Options exercised                             --            --       189,309            --          434
                                       ----------------------------------------------------------------

Balance at September 30, 1996                 --            --     8,332,924             8       55,585
Net income                                    --            --            --            --           --
Warrants exercised                            --            --        10,505            --           42
Options exercised                             --            --       191,494            --          369
Repurchase of shares                          --            --      (134,434)           --           --
Employee stock purchase                       --            --         5,908            --           63
Value of 14,376 shares to be issued           --            --            --            --           --
Issuance of common stock
   for purchase of a company                  --            --       500,000             1        5,202
                                       ----------------------------------------------------------------

Balance at September 30, 1997                 --    $       --     8,906,397    $        9   $   61,261
                                       ================================================================


                                          Common
                                           Stock      Retained                    Total
                                           to be      Earnings      Treasury   Stockholders'
                                          issued     (Deficit)       Equity       Equity
                                       --------------------------------------------------
(000's omitted, except shares)
-----------------------------------------------------------------------------------------

Balance at September 30, 1994                $--   $  (14,281)          $--    $   17,160

Net income                                    --        4,361            --         4,361
Options exercised                             --           --            --             3
Repurchase of shares                          --           --            --           (25)
                                       --------------------------------------------------

Balance at September 30, 1995                 --       (9,920)           --        21,499
Net income                                    --        6,131            --         6,131
Conversion of preferred stock
   to common stock                            --           --            --            --
Issuance of common stock in
   payment of preferred dividends             --       (3,778)           --            --
Retirement of fractional shares               --           --            --            --
Payment of warrants                           --           --            --          (501)
Sale of common stock in
   initial public offering                    --           --            --        20,400
Value of 122,068 shares to
   be issued                                 852           --            --           852
Warrants exercised                            --           --            --            63
Options exercised                             --           --            --           434
                                       --------------------------------------------------
Balance at September 30, 1996                852       (7,567)           --        48,878
Net income                                    --        8,664            --         8,664
Warrants exercised                            --           --            --            42
Options exercised                             --           --            --           369
Repurchase of shares                          --           --        (1,411)       (1,411)
Employee stock purchase                       --           --            --            63
Value of 14,376 shares to be issued           91           --            --            91
Issuance of common stock
   for purchase of a company                  --           --            --         5,203
                                       --------------------------------------------------
Balance at September 30, 1997          $     943   $    1,097    $   (1,411)   $   61,899
                                       ==================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.





RAYTEL 18

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S
--------------------------------------------------------------------------------
F O R   T H E   Y E A R S   E N D E D   S E P T E M B E R  30, 1997, 1996 A N D
1995


                                                                                                 September 30,
-----------------------------------------------------------------------------------------------------------------------
(000's omitted)                                                                          1997        1996        1995
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                          $  8,664    $  6,131    $  4,361
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                        6,306       5,590       5,806
     Minority interest                                                                      485         762       1,161
     Other, net                                                                            (735)        245       1,390
     Changes in operating accounts:
        Receivables, net                                                                 (3,137)        850      (1,090)
        Prepaid expenses and other                                                         (987)       (105)       (107)
        Accounts payable                                                                  1,494         651        (228)
        Accrued liabilities and other                                                       435         574      (2,638)
                                                                                       --------------------------------
        Net cash provided by operating activities                                        12,525      14,698       8,655
                                                                                       --------------------------------
Cash flows from investing activities:
   Capital expenditures                                                                  (3,828)     (3,022)     (2,244)
   Purchases of net assets and physician practice                                          (427)    (18,264)         --
   Purchase of a company                                                                (16,980)         --          --
   Cash acquired in purchase of a company                                                 1,384          --          --
   Other, net                                                                               487         350         104
                                                                                       --------------------------------
        Net cash used in investing activities                                           (19,364)    (20,936)     (2,140)
                                                                                       --------------------------------

Cash flows from financing activities:
   Net proceeds from borrowings                                                          23,599       2,376          --
   Net proceeds from initial public offering                                                 --      20,400          --
   Repurchase of warrants                                                                    --      (2,101)         --
   Income distributions to noncontrolling investors                                        (862)       (738)     (1,446)
   Repurchase of company stock                                                           (1,411)         --          --
   Principal repayments of debt                                                         (12,822)    (13,442)     (5,911)
   Other, net                                                                               471         497         (22)
                                                                                       --------------------------------
        Net cash provided by (used in) financing activities                               8,975       6,992      (7,379)
Net increase (decrease) in cash and cash equivalents                                      2,136         754        (864)
Cash and cash equivalents at beginning of period                                          5,737       4,983       5,847
                                                                                       --------------------------------
Cash and cash equivalents at end of period                                             $  7,873    $  5,737    $  4,983
                                                                                       ================================
Supplemental disclosure of cash flow information:
   Interest paid                                                                       $    822    $    454    $  1,605
                                                                                       ================================
   Income taxes paid                                                                   $  6,687    $  3,309    $  1,774
                                                                                       ================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.













                                                                      RAYTEL 19

N O T E S
--------------------------------------------------------------------------------
T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

N O T E  1. O R G A N I Z A T I O N   A N D   D E S C R I P T I O N   O F
T H E   C O M P A N Y

Since 1990, Raytel Medical Corporation ("Raytel" or the "Company") or its predecessor companies, have been in the medical service business. The Company provides a range of services, focusing on the needs of patients with cardiovascular disease and is the leading provider in the United States of remote cardiac monitoring and testing services utilizing transtelephonic technology. Also, the Company is developing integrated heart centers that are located within existing hospitals and acquiring cardiology-related physician practices, assets and facilities. Since 1990, the Company has acquired and/or entered into agreements with various medical service providers. The significant transactions occurring during the past three fiscal years are described below:

    (a) An agreement, with Granada Hills Community Hospital, became effective February 1, 1996 and provided for the creation of the Company's first integrated heart center, the Raytel Heart Center at Granada Hills ("RHCGH"). The Company is responsible for the day-to-day operations of RHCGH, including administrative support and other non-medical aspects of the program.

    (b) Effective June 11, 1996, the Company acquired certain assets and assumed certain liabilities of Cardio Data Services, Inc. ("CDS"). CDS provides clinical transtelephonic pacemaker monitoring, cardiac event detection and Holter monitoring services. The purchase price of the transaction was $14,254,000 and of such amount $13,985,000 was allocated to the acquisition of intangible assets, the majority of which is being amortized over 25 years.

    (c) On September 18, 1996, the Company acquired all of the non-medical assets of Southeast Texas Cardiology Associates, P.A. ("SETCA") and entered into a long-term management service agreement whereby the Company will manage the non-medical aspects of the practice. The Company has assumed responsibility for providing office space as well as marketing activities and other management services.

        Total consideration for the transaction was cash and transaction costs of $4,010,000, promissory notes of $2,289,000 and 122,068 shares of the Company's Common Stock to be delivered at future dates, valued at $852,000. The shares of Common Stock were valued at a discount from the then current trading price of a share after considering all relevant factors, including, but not limited to, normal discounts for marketability due to the time delay in delivery of the shares. The recorded amounts for the aggregate number of shares of Common Stock to be delivered were discounted 40% from comparable cash sales of Common Stock. The scheduled issuance of the shares of Common Stock that the Company is committed to deliver are 48,828 in 1999, 36,620 in 2000 and 36,620 in 2001.

    (d) On October 18, 1996, the Company entered into a long-term management service agreement whereby the Company will manage the non-medical aspects of Comprehensive Cardiology Consultants, a Medical Group, Inc. ("CCMG"), a physician practice.

        Total consideration for the transaction was cash of $427,000, promissory notes of $620,000 and 14,376 shares of the Company's Common Stock to be delivered at future dates, valued, as described above, at $91,000.

    (e) On August 15, 1997, the Company acquired all of the outstanding capital stock of Cardiovascular Ventures Inc. ("CVI"). CVI manages, owns and operates several cardiovascular diagnostic facilities in Texas, Louisiana and Maryland, and owns and manages a physician clinic in Florida.

        Total consideration for the transaction was cash and transaction costs of approximately $16,980,000, 500,000 shares of the Company's Common Stock and contingent promissory notes in the aggregate principal amount of $820,000.

      Unaudited pro forma consolidated financial information for the years ended September 30, 1997 and 1996, as though the acquisitions of CVI and CDS had occurred at the beginning of fiscal 1996, is as shown in the table below:

                                                           September 30,
    ------------------------------------------------------------------------
    (000's omitted, except per share amounts)           1997          1996
    ------------------------------------------------------------------------
    Revenues                                          $104,345      $ 94,720
    Net income                                        $  9,446      $  4,940
    Net income per share                              $    .99      $    .57
    Weighted average shares outstanding                  9,539         8,694













                                                                      RAYTEL 20

--------------------------------------------------------------------------------
The Company's acquisitions have been accounted for as purchases in accordance with generally accepted accounting principles. Accordingly, acquired assets and assumed liabilities were recorded at their estimated fair values at the acquisition date. In certain acquisitions, there was an excess of the purchase price over the fair value of the net tangible assets acquired which was allocated to identifiable intangible assets and goodwill (See Note 5).

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

N O T E   2 .   S U M M A R Y   O F   S I G N I F I C A N T
A C C O U N T I N G   P O L I C I E S

(a) Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

    At September 30, 1997, the Company owned four imaging centers and held interests in three others through investments in various joint ventures and limited partnerships (the "Ventures"). All Ventures are consolidated for financial reporting purposes, as the Company owns more than 50% of those Ventures and/or controls their assets and operations.

    Two Ventures that operated four consolidated imaging centers terminated during fiscal 1997. Revenues contributed by these Ventures were $1,318,000, $3,924,000 and $4,903,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

    At September 30, 1997, the Company held interests in eight cardiovascular diagnostic facilities, through investments in various limited partnerships (the "Partnerships") and wholly-owned two others. All Partnerships are consolidated for financial reporting purposes, as the Company owns more than 50% of those Partnerships and/or controls their assets and operations.

    Minority interests in consolidated entities represent the investment of third-parties in certain consolidated Ventures and Partnerships.

    All significant intercompany accounts and transactions are eliminated in consolidation.



    (b) Revenue recognition. Net patient and service revenues are recognized at established rates when the services are provided. Contractual allowances are calculated for services provided at less than the established rates as approved by Medicare or other third-party payors and are recorded as deductions from revenue. Imaging center revenues principally represent net fees of the consolidated Ventures for services provided to patients net of physician fees and certain expenses.

    In certain practice management contracts, revenues are recognized pursuant to long-term arrangements with physician groups pursuant to which the Company provides the physician group with a full range of services, including, but not limited to, office space, specialized clinical and procedural facilities, medical equipment, data processing and medical record keeping, billing and collection procedures and services, non-physician licensed personnel, such as nurses and technicians, as well as office staff and administrative personnel. In the case of SETCA and CCMG, the Company's practice management revenues are derived from the physician groups' revenues, generally as a purchased service, except for physician compensation and employment benefits, which are paid by the physician group on a priority basis.

    Under the above management services arrangements, the Company's practice management revenues represent approximately 56% of the revenues of the physician groups for the year ended September 30, 1997. For the physician practice acquired with the CVI acquisition, the Company recognizes 100% of all medical revenue as the physicians are employees of the Company.

    Other revenues include other revenue and equity earnings of unconsolidated entities.










                                                                      RAYTEL 21

N O T E S
--------------------------------------------------------------------------------
T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S


(c) Cash Equivalents. For purposes of reporting cash flows, the Company considers temporary investments with original maturities of three months or less to be cash equivalents. The temporary investments are stated at cost, which approximates market.

(d) Property and Equipment. Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets which range from three to ten years. Capital leases are recorded at the present value of the future minimum lease payments. Capital leases are amortized over the terms of the related lease on a straight-line basis.

(e) Management Service Agreements. Management service agreements are each recorded as an intangible asset consisting of the costs of purchasing the rights to manage the medical group. The agreements contain an initial noncancelable 40-year term. Under these long-term agreements, the medical groups have agreed to provide medical services on an exclusive basis only through facilities managed by the Company. The agreements are noncancelable except for performance defaults. In the event a medical group breaches the agreement, or if the Company terminates with cause, the medical group is required to repurchase all related assets, including the unamortized portion of any intangible assets, including the management service agreement, at the then net book value. Management service agreements are being amortized over twenty years.

(f) Intangible Assets. Intangible assets principally consist of the excess of cost over the fair value of the net tangible assets acquired. Such intangible assets represent physician referrals and patient lists, joint venture/partnership interests, non-compete covenants, organization costs, capitalized debt issuance expense and goodwill.

    Amortization of organization costs, capitalized debt issuance expense and goodwill is provided on a straight-line basis. Amortization of physician referrals and patient lists and joint venture/partnership interests is provided based upon the ratio of expected annual revenues to expected total revenues to be generated over the estimated life of the asset. The amortization periods of the intangibles range from two to twenty-five years, with physician referrals and patient lists being amortized over fifteen years and goodwill being amortized over ten to twenty-five years.

(g) Income Taxes. The Company and its subsidiaries file consolidated federal and state income tax returns. The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

(h) Extraordinary Item. An extraordinary noncash charge of $449,000 ($670,000 less $221,000 of related tax benefit) for the write-off of unamortized debt discount and the write-off of capitalized debt issuance expense was recorded during the year ended September 30, 1996. This charge resulted from the early repayment of indebtedness and the repurchase of certain redeemable warrants from the net proceeds of the Offering.

    An extraordinary charge of $721,000, ($1,202,000 less $481,000 of related tax benefit) for the cost of restructuring certain indebtedness acquired with the CVI purchase was recorded during the year ended September 30, 1997.

(i) Tender Offer Expense. Represents the costs incurred in an unsuccessful tender offer for the stock of a public company.

(j) Use of Estimates. The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures. Actual results could differ from those estimates.

(k) New Accounting Standards. In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share. SFAS 128 establishes new standards for computing and presenting earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and earlier adoption is not permitted. The Company believes the adoption of this accounting standard will not have a material impact on its results of operations.








RAYTEL 22

--------------------------------------------------------------------------------

    Also the FASB recently issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. Both statements are effective for fiscal 1999 and relate only to additional disclosures. Therefore, the adoption of these accounting standards will have no effect on the Company's results of operations or financial position.

(l) Fair Value of Financial Instruments. The carrying amounts of all financial instruments approximate fair value.

(m) Long-Lived Assets. In March 1995, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, was issued. This statement requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not have a material impact on the Company's results of operations or financial position.

N O T E   3 .   R E C E I V A B L E S

Receivables consist of the following:

                                                          September 30,
---------------------------------------------------------------------------
(000's omitted)                                         1997         1996
---------------------------------------------------------------------------
       Patient and service receivables               $ 34,114      $ 26,671
       Less allowance for doubtful accounts            (6,189)       (5,855)
                                                     ----------------------
                                                       27,925        20,816
       Other receivables                                2,420           937
                                                     ----------------------
         Total                                       $ 30,345      $ 21,753
                                                     ======================

N O T E   4.   P R O P E R T Y   A N D   E Q U I P M E N T

Property and equipment consist of the following:

                                                            September 30,
---------------------------------------------------------------------------
(000's omitted)                                           1997        1996
---------------------------------------------------------------------------
       Equipment, furniture and fixtures               $ 28,495    $ 20,242
       Leasehold improvements                             7,768       3,642
                                                       --------------------
                                                         36,263      23,884
       Less accumulated depreciation and amortization   (16,551)    (14,728)
                                                       --------------------
                                                       $ 19,712    $  9,156
                                                       ====================

Depreciation expense was $3,712,000, $3,667,000 and $3,825,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

N O T E   5.   I N T A N G I B L E   A S S E T S

Intangible assets consist of the following:

                                                           September 30,
---------------------------------------------------------------------------
(000's omitted)                                          1997        1996
---------------------------------------------------------------------------
           Goodwill                                   $ 47,986     $ 19,800
           Physician referrals and patient lists        10,715       10,658
           Management service agreements                 7,984        7,144
           Other                                         5,803        5,529
                                                      ---------------------
                                                        72,488       43,131
       Less accumulated amortization                   (15,002)     (13,293)
                                                      ---------------------
                                                      $ 57,486     $ 29,838
                                                      =====================








                                                                      RAYTEL 23

N O T E S
--------------------------------------------------------------------------------
T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S


Amortization expense related to intangible assets totaled $2,594,000, $1,923,000 and $1,981,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

N O T E   6. N O T E S   P A Y A B L E, L O N G-T E R M  D E B T   A N D
C A P I T A L   L E A S E S:

Notes payable, long-term debt and capital leases consist of the following:

                                                         September 30,
---------------------------------------------------------------------------
(000's omitted)                                      1997             1996
---------------------------------------------------------------------------
       Promissory notes (a)                       $  2,609         $  2,846
       Line of credit (b)                           25,975            2,376
       Other (c)                                     7,770            2,354
                                                  -------------------------
                                                    36,354            7,576
       Less current maturities                      (1,893)          (3,265)
                                                  -------------------------
                                                  $ 34,461         $  4,311
                                                  =========================

(a) In connection with the SETCA transaction, the Company assumed two promissory notes with variable interest rates. Both notes were paid off in fiscal 1997. In connection with the SETCA and CCMG transactions, the Company issued promissory notes bearing interest at rates ranging from 10% to 12% per annum. Interest is payable quarterly beginning December 15, 1996.

(b) In August 1996, the Company entered into a line of credit for $25,000,000. This agreement was amended in September 1997 to expand the line of credit to $45,000,000. Under terms of the agreement with two banks, this credit facility can be used to fund acquisitions and for working capital purposes. The Company can draw amounts under the line of credit until August 1, 1999, at which date amounts outstanding will convert into a term loan which will amortize on a semi-annual basis for the five years thereafter. The Company's access to the line of credit is subject to the maintenance of certain financial covenants related to the Company's level of indebtedness and cash flow. The interest rate is based upon LIBOR plus 150 basis points or the bank's prime rate at the option of the Company. At September 30, 1997, the approximate interest rate was 7.14%. The line is collateralized by substantially all of the assets of the Company and its subsidiaries.

(c) Other debt includes a balance due in connection with the RHCGH transaction and nonrecourse notes and capital lease obligations with varying maturities at interest rates ranging from 8.29% to 12.75% per annum. The majority of these notes and leases are collateralized by the equipment purchased.

Notes payable, long-term debt and capital lease obligations maturing within each of the five years subsequent to September 30, 1997 is as follows: 1998 - $1,893,000; 1999 - $1,605,000; 2000 - $6,546,000; 2001 - $7,352,000; and 2002 -
$7,332,000.

N O T E   7. P R E F E R R E D  S T O C K  A N D   C O M M O N   S T O C K

Effective upon the closing of the Offering in December 1995, all outstanding Preferred Stock was converted into Common Stock. Upon the completion of the Offering, 2,000,000 shares of undesignated Preferred Stock were authorized for issuance. The Company's Board of Directors has the authority to issue such Preferred Stock in one or more series and to establish its terms which may be greater than the rights of the Common Stock. As of September 30, 1997, no such shares had been issued.
    The previously outstanding shares of Preferred Stock were entitled to receive dividends. Upon the completion of the Offering, all accumulated dividends on the Preferred Stock were paid with Common Stock in amounts determined by dividing the total accumulated dividends by the Offering price. There are 20,000,000 shares of Common Stock, $.001 par value, authorized.
    The accompanying consolidated financial statements reflect a one-for-two reverse stock split, approved by the Board of Directors on September 28, 1995, for all periods presented.

N O T E   8.   S T O C K   O P T I O N S   A N D   W A R R A N T S

Warrants. Certain warrants to purchase 62,870 shares of Common Stock at an exercise price of $4.00 per share are outstanding. The warrants expire on November 26, 1997.

    In connection with previous credit facilities, warrants were issued to the banks to purchase 5% of the fully diluted common stock of certain subsidiaries under certain circumstances. Such warrants were valued at $750,000 and $850,000, respectively, and were being amortized over the life of the term loan. The warrants were repurchased from proceeds of the Offering. Warrant amortization expense, which is included in interest expense, related to the debt discounts totaled $0, $60,000 and $363,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

RAYTEL 24

--------------------------------------------------------------------------------


    Upon completion of the Offering, in accordance with the terms of a 1993 acquisition, the Company issued the seller warrants to purchase 231,200 shares of Common Stock at an exercise price of $8.40 per share. At September 30, 1997, all such warrants are outstanding. The warrants will expire five years from the effective date of the Offering.

Stock Option Plans. The Company has options outstanding under two separate plans, the 1983 Incentive Stock Option Plan as Amended (the "1983 Option Plan") and the 1990 Stock Option Plan (the "1990 Option Plan"). Generally, the 1983 Option Plan and the 1990 Option Plan (together the "Plans") have similar terms. Terms for the option grants under the Plans, including exercise price, are set by the Board of Directors. The exercise price for incentive stock options must be at not less than the fair market value of the underlying stock at the date of grant. The exercise price for nonqualified options must be at not less than 85% of fair market value. Options granted under the Plans have a term of five to ten years from the date of grant. Vesting occurs ratably over a period ranging from two to four years beginning with the effective date of grant.

    Effective upon the closing of the Offering, and the conversion of Preferred Stock into Common Stock in December 1995, all options outstanding to purchase Preferred Stock were converted into options to purchase Common Stock.

    The Company's Outside Directors Stock Option Plan (the "Directors Plan") was approved by the stockholders in fiscal 1995. The Directors Plan provides for the grant of 6,000 nonstatutory stock options to nonemployee directors of the Company on the date on which the optionee first becomes a director of the Company. Thereafter, upon reelection, additional grants could be a maximum of 6,000 shares, as defined. Total vesting occurs, based on a formula, no sooner than three years nor longer than five years. The exercise price per share of all options granted under the Directors Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant.

    In October 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. SFAS 123 requires the measurement of the fair value of stock options or warrants to be included in the statements of operations or disclosed in the notes to financial statements. The Company has determined that it will retain its existing method of accounting for stock options and has elected the pro forma footnote disclosure included in the tables below. Accordingly, SFAS No. 123 will have no effect on the Company's consolidated financial position or results of operations.

    The Company has computed the pro forma disclosures required under SFAS 123 for options granted in 1997 and 1996 using the Black-Scholes option pricing model prescribed by SFAS 123. The weighted average assumptions used are as follows:

                                                      September 30,
-------------------------------------------------------------------------
                                                  1997            1996
-------------------------------------------------------------------------
Risk free interest rate                       5.74% - 6.68%    5.6% - 6.6%
Expected dividend yield                            None            None
Expected lives                                   3 years         3 years
Expected volatility                                61.6%          61.6%


    Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS 123, the Company's net income and pro forma net income per common share would have decreased to the pro forma amounts indicated below:

                                                            September 30,
--------------------------------------------------------------------------------
(000's omitted, except per share amounts)              1997                1996
--------------------------------------------------------------------------------
Net income:
   As reported                                       $   8,664         $   6,131
   Pro forma                                         $   8,338         $   5,532
Net income per common share:
   As reported                                       $     .96         $     .75
   Pro forma                                         $     .92         $     .68










RAYTEL 25

N O T E S
--------------------------------------------------------------------------------
T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S



    Because SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    A summary of the status of the Company's three stock option plans at September 30, 1997, 1996 and 1995 and changes during the years then ended is presented in the tables below:


                                                                                       September 30,
--------------------------------------------------------------------------------------------------------
                                          1997                      1996                 1995
--------------------------------------------------------------------------------------------------------
                                               Weighted                  Weighted              Weighted
                                                Average                   Average                Average
                                                Exercise                  Exercise              Exercise
                                    Shares       Price         Shares      Price     Shares       Price
                                  ---------    ---------      -------    ---------   -------    --------
Outstanding, beginning of year    1,122,050     $ 7.34        705,183      $ 2.48    719,928     $2.48
Granted                             653,150       9.17        626,275       10.91         --        --
Exercised                          (191,494)      1.93       (189,309)       2.30     (1,361)     1.62
Expired                            (556,994)     11.38        (20,099)       5.76    (13,384)     2.97
                                  ---------                 ---------                -------
Outstanding, end of year          1,026,712       7.24      1,122,050        7.34    705,183      2.48
                                  =========                 =========                =======
Exercisable, end of year            435,813       4.61        538,713        3.33    638,699      2.17
                                  ---------                 ---------                -------
Weighted average fair value
   of options granted                             5.26                       6.52




                                                 Options Outstanding         Options Exercisable
                                               ----------------------      ---------------------
                                                  Weighted     Weighted     Number       Weighted
                                                  Average      Average    Exercisable     Average
   Options Outstanding Summary   Outstanding     Remaining    Exercise      As of         Exercise
    Range of Exercise Prices      @ 9/30/97    Life (in years)  Price      9/30/97         Price
--------------------------------------------------------------------------------------------------
$   1.42    -    $    5.40         309,850          5.63      $    2.84      306,674       $   2.81
    8.00    -         8.50         536,275          9.58           8.50       92,983           8.47
    9.00    -        13.88         180,587          9.26          11.08       36,156           9.90
                                 ---------                                   -------
    1.42    -        13.88       1,026,712          8.33           7.24      435,813           4.61
                                 =========                                   =======


At September 30, 1997, there were 540,082 shares available for future option grants.

N O T E   9.  L E A S E   C O M M I T M E N T S

The Company leases its facilities and office space under various noncancelable agreements which expire at various dates through 2008. The Company also leases various equipment under noncancelable leases. All of the above are treated as operating leases.

    At September 30, 1997, the future minimum rental payments for each fiscal year thereafter under all noncancelable operating leases are as follows:


---------------------------------------------------------------------
(000's omitted)                                      Operating Leases
---------------------------------------------------------------------
Fiscal Year Ending:
     1998                                                   $3,869
     1999                                                    3,137
     2000                                                    2,474
     2001                                                    2,351
     2002                                                    1,061
Thereafter                                                   3,889








RAYTEL 26

--------------------------------------------------------------------------------


N O T E   1 0. I N C O M E   T A X E S

The provision for income taxes consists of the following:


                                                     September 30,
--------------------------------------------------------------------------------
(000's omitted)                          1997             1996            1995
--------------------------------------------------------------------------------
Current:
  Federal                               $4,233           $1,751           $  364
  State                                  2,024            1,497            1,245
                                        ----------------------------------------
                                         6,257            3,248            1,609
Deferred:
  Federal                                   --               --              351
                                        ----------------------------------------
  Total                                 $6,257           $3,248           $1,960
                                        ========================================

    At September 30, 1997 and 1996, the Company had $2,019,000 and $2,324,000,
respectively, of deferred tax assets. The Company has recorded a 100% valuation allowance against these amounts.

    The tax effect of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities at September 30, 1997 and 1996, are as follows:


                                                                     Current Asset            Long-Term Asset
                                                                      (Liability)               (Liability)
---------------------------------------------------------------------------------------------------------------
(000's omitted)                                                    1997        1996          1997        1996
---------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                    $    63      $   424      $ 3,203      $   803
Reserves for accounts receivable and unbilled costs and fees          44          544           --           --
Other, net                                                            --          235       (1,291)         318
                                                                 ----------------------------------------------
                                                                     107        1,203        1,912        1,121
Valuation allowance                                                 (107)      (1,203)      (1,912)      (1,121)
                                                                 ----------------------------------------------
Total deferred income taxes                                      $    --      $    --      $    --      $    --
                                                                 ==============================================

Reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:


                                                           September 30,
------------------------------------------------------------------------------------------------------------------
(000's omitted, except percentages)                    1997                   1996                    1995
------------------------------------------------------------------------------------------------------------------
                                                Amount        Rate      Amount        Rate      Amount       Rate
                                               -------------------     -------------------     -------------------
Federal income tax at the statutory rate       $ 5,318        34.0%    $ 3,342        34.0%    $ 2,149        34.0%
State income taxes, net of federal benefit       1,336         8.5         988        10.0         822        13.0
Other                                             (397)       (2.5)         --          --          --          --
Federal tax benefit of the utilization
   of net operating loss and credit
   carryforwards                                    --          --      (1,082)      (11.0)     (1,011)      (16.0)
                                               -------------------------------------------------------------------
     Total                                     $ 6,257        40.0%    $ 3,248        33.0%    $ 1,960        31.0%
                                               ===================================================================


   At September 30, 1997, the Company had $4,800,000 of federal net operating loss carryforwards acquired in the CVI transaction. Such carryforwards have certain limitations on use.







                                                                      RAYTEL 27

N O T E S
--------------------------------------------------------------------------------
T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S


N O T E   1 1.  E M P L O Y E E   B E N E F I T   P L A N S

The Raytel Medical Corporation Pension Plan (the "Pension Plan") is a defined contribution benefit plan which covers substantially all employees. Contributions to the Pension Plan are based upon a percentage of an employee's covered compensation, as defined. Total expense under the Pension Plan amounted to $547,000, $503,000 and $466,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

    The Company maintains a tax-qualified Retirement Savings Plan (the "401(k) Plan") which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified maximum. The Company makes a matching contribution of 25% of the amount deferred. Total expense under the 401(k) Plan amounted to $178,000, $133,000 and $124,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

    Executive officers and key employees of the Company are eligible to participate in an executive deferred compensation plan at the discretion of the Board of Directors. Participants may defer a portion of their compensation, as defined.

N O T E   1 2. P R I N C I P A L   C U S T O M E R S

All services performed by the Company are performed in the United States. No one customer accounted for more than 10% of the Company's total net patient and service revenues. However, certain sources of payment for the services, such as Medicare, HMOs, commercial insurers and other third party payors, do or could account for more than 10% of payments received.

N O T E  1 3. C O N T I N G E N C I E S

On September 12, 1997, the Company and a partner in a Venture agreed to settle all claims asserted in actions initiated in 1992. Pursuant to the settlement agreement entered into between the parties, the actions were dismissed with prejudice on September 16, 1997.

    The Company is from time to time a party to various unrelated claims and disputes associated with various aspects of its ongoing business operations. In management's opinion, none of these claims or disputes are expected, either individually or in the aggregate, to have a material adverse effect on the Company's financial position or results of operations.


















RAYTEL 28

--------------------------------------------------------------------------------

N O T E   1 4. N E T   I N C O M E   P E R   S H A R E

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

N O T E   1 5. D E F E R R E D   L I T I G A T I O N   A W A R D

In September 1996, the Company received a favorable administrative decision related to a billing dispute with a New York Medicare carrier whereby it was entitled to approximately $4.0 million. The time period for the Healthcare Finance Administration ("HCFA") and the Social Security Administration to file an appeal expired on February 10, 1997. After accounting for administrative costs and reimbursements due to Medtronic as a result of the terms of the acquisition of CardioCare and a separate provision against the value of a non-operating asset, the Company recognized other income of $2,510,000 pretax in its second fiscal quarter ending March 31, 1997, with a positive after tax effect of $1,506,000, or $.17 per share (the "Decision").

N O T E  1 6.  O T H E R

In January 1996, the Company signed an agreement with Stanford Health Services whereby the Company was to provide diagnostic cardiac services at a cardiac catheterization center to be developed and managed by the Company. This facility was ready to commence operations when the Company was notified in a letter from the California Department of Health Services that its application to operate an outpatient cardiovascular diagnostic facility in Fremont, California had been denied. The Company has undertaken an administrative appeal of the denial of its application.














                                                                      RAYTEL 29

R E P O R T   O F   I N D E P E N D E N T   P U B L I C   A C C O U N T A N T S
--------------------------------------------------------------------------------


To the Board of Directors and Stockholders of Raytel Medical Corporation:

We have audited the accompanying consolidated balance sheets of Raytel Medical Corporation and Subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raytel Medical Corporation and Subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 1997 in conformity with generally accepted accounting principles.



/S/  ARTHUR ANDERSEN LLP


ARTHUR ANDERSEN LLP
Hartford, Connecticut
November 13, 1997











RAYTEL 30

C O R P O R A T E   I N F O R M A T I O N
--------------------------------------------------------------------------------


B O A R D   O F   D I R E C T O R S   A N D   O F F I C E R S

Richard F. Bader
Chairman of the Board of Directors
and Chief Executive Officer

Allan Zinberg
President, Chief Operating Officer and Director

David Rollo, M.D., Ph.D.
Senior Vice President,
Executive Medical Director and Director

David E. Wertheimer, M.D.
Senior Vice President,
Heart Center Development and Director

E. Payson Smith, Jr.
Senior Vice President and Chief Financial Officer

Swapan Sen
Senior Vice President, General Manager,
Medical Facility Operations

Michael O. Kokesh
Vice President, General Counsel and Secretary

John F. Lawler, Jr.
Vice President, Corporate Controller

Thomas J. Fogarty, M.D.
Professor of Surgery at
Stanford University Medical School,
General Partner, Three Arch Ventures, L.P.

Albert J. Henry
Chairman of the Board and
Chief Executive Officer, Henry & Co.

Gene I. Miller
General Partner, Peregrine Venture Funds

C O R P O R A T E   O F F I C E S
Raytel Medical Corporation
2755 Campus Drive, Suite 200
San Mateo, California 94403
Tel: (650) 349-0800
Fax: (650) 349-8850
http://www.raytel.com


A N N U A L   M E E T I N G   O F   S T O C K H O L D E R S
Raytel Medical Corporation's Annual Meeting of Stockholders will be held on Thursday, March 5, 1998 beginning at 11 a.m. PST at the Hotel Sofitel, located at 223 Twin Dolphin Drive, Redwood City, California. All stockholders are invited to attend.

I N V E S T O R   R E L A T I O N S
A copy of the Company's Annual Report 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to Investor Relations at the Company's Corporate Offices.

S T O C K   L I S T I N G
The Common Stock of Raytel Medical Corporation trades on the Nasdaq National Market under the symbol RTEL.

T R A N S F E R   A G E N T
Boston Equiserve, L.P.
150 Royall Street
Boston, Massachusetts 02021

L E G A L   C O U N S E L
Gray Cary Ware & Freidenrich, Professional Corporation
Palo Alto, California

I N D E P E N D E N T   A U D I T O R S
Arthur Andersen, L.L.P.
Hartford, Connecticut

S T O C K   D A T A   N A S D A Q   S Y M B O L: R T E L

The number of stockholders of record at September 30, 1997, was 477. The Company estimates that the number of beneficial stockholders is approximately 1800.

    The Company's common stock is traded over-the-counter and is quoted on the Nasdaq National Market. The Company went public in December 1995. The following table shows the high and low sales price as reported by Nasdaq for the fiscal quarters for the years ended September 30, 1997 and 1996.


                                           1997                      1996
--------------------------------------------------------------------------------
                                     High        Low         High          Low
--------------------------------------------------------------------------------
First quarter                       $14 3/4     $ 9         $9 1/4        $8 1/2
Second quarter                      $12 5/8     $ 9         $11 3/4       $8 5/8
Third quarter                       $12         $7 3/4      $15 1/2       $9 3/4
Fourth quarter                      $15         $10         $13 3/4       $9 7/8


The Company has not paid cash dividends during the fiscal years ended September 30, 1997 and September 30, 1996.