Form 10-K, Exhibit 13
period 1998-09-30
RAYTEL MEDICAL CORP
filed 1998-12-28
CIK 1002017

                                                                    EXHIBIT 13.1


FIVE YEAR FINANCIAL SUMMARY

                                                                   Fiscal Year Ended September 30,
-----------------------------------------------------------------------------------------------------------------
(000's omitted, except per share data)               1998          1997          1996         1995         1994
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Revenues:
  Pacing, CEDS and Holter                          $  46,171     $  47,227     $ 43,649     $ 41,384     $ 38,661
  Diagnostic imaging service                          19,977        17,610       19,970       20,516       19,150
  Heart Center, practice management and other         41,481        18,578        8,896        1,562          964
                                                   --------------------------------------------------------------
Total revenues                                       107,629        83,415       72,515       63,462       58,775

Operating costs and selling, general and
  administrative expenses                             85,633        63,273       56,412       47,353       44,821
Depreciation and amortization                          8,282         6,306        5,590        5,806        5,880
Non-recurring tender offer expense                        --            --           --        1,050           --
                                                   --------------------------------------------------------------
Operating income                                      13,714        13,836       10,513        9,253        8,074
Interest expense                                       2,990           785          514        2,118        2,463
Other (income)                                          (511)       (3,076)        (591)        (347)        (305)
Minority interest                                      1,273           485          762        1,161        1,099
                                                   --------------------------------------------------------------
Income before income taxes                             9,962        15,642        9,828        6,321        4,817
Provision for income taxes                             3,869         6,257        3,248        1,960        1,004
Income before extraordinary item                       6,093         9,385        6,580        4,361        3,813
Extraordinary item, net of related tax benefit            --           721          449           --           --
                                                   --------------------------------------------------------------
Net income                                         $   6,093     $   8,664     $  6,131     $  4,361     $  3,813
                                                   ==============================================================
Net income per share before extraordinary item:
  Basic                                            $     .69     $    1.11     $    .86     $    .84     $    .74
                                                   ==============================================================
  Diluted                                          $     .66     $    1.04     $    .80     $    .78     $    .69
                                                   ==============================================================
Net income per share:
  Basic                                            $     .69     $    1.02     $    .80     $    .84     $    .74
                                                   ==============================================================
  Diluted                                          $     .66     $     .96     $    .75     $    .78     $    .69
                                                   ==============================================================
Weighted average shares outstanding:
  Basic                                                8,879         8,458        7,623        5,210        5,135
                                                   ==============================================================
  Diluted                                              9,294         9,039        8,194        5,617        5,548
                                                   ==============================================================

CONSOLIDATED BALANCE SHEET DATA:

Total assets                                       $ 122,186     $ 119,421     $ 68,030     $ 46,768     $ 50,245
Long-term debt and capital lease obligations(1)       36,997        36,354        7,576       14,550       20,518
Total stockholders' equity                            66,491        61,899       48,878       21,499       17,160

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

Following the Company's initial public offering in December 1995, the Company has entered into a series of transactions which have expanded its heart center and physician practice management businesses. As a result, revenue is also being provided from: the Raytel Heart Center at Granada Hills ("RHCGH") beginning on February 1, 1996; the management of Southeast Texas Cardiology Associates II P.A. ("SETCA") beginning on September 18, 1996; the management of Comprehensive Cardiology Consultants, a Medical Group, Inc. ("CCMG") beginning on November 1, 1996; and Cardiovascular Ventures, Inc. ("CVI") beginning on August 15, 1997, which included the multi-specialty physician practice, Heart and Family Health Institute ("HFHI") and seven cardiovascular diagnostic facilities.

The Company's investments in two ventures ("Ventures") that operated four of the consolidated diagnostic imaging centers terminated during fiscal 1997. Revenues contributed by these ventures were $1,318,000 and $3,924,000, for the years ended September 30, 1997 and 1996, respectively.

On October 18, 1996, the Company, through a subsidiary, entered into a long-term management service agreement whereby the Company will manage the non-medical aspects of the CCMG practice. Total consideration for the transaction was cash of $427,000, promissory notes of $620,000 and 14,376 shares of the Company's Common Stock to be delivered at future dates, valued at $91,000 (which represents a discount from the trading price of the stock at the time of the transaction due primarily to the delay in the delivery of the shares).

In September 1996, the Company received a favorable administrative decision related to a billing dispute with a New York Medicare carrier whereby it was entitled to receive approximately $4.0 million. The time period for the Healthcare Finance Administration ("HCFA") and the Social Security Administration to file an appeal expired on February 10, 1997. After accounting for administrative costs and reimbursements due to Medtronic under the terms of the acquisition of CardioCare and a separate provision against the value of a non-operating asset, the Company recognized other income of $2,510,000 pretax in its second fiscal quarter ending March 31, 1997, with a positive after tax effect of $1,506,000 or $.17 per share (the "Decision").

Under certain practice management contracts, revenues are recognized pursuant to long-term arrangements with physician groups under which the Company provides the physician group with a full range of services, including, but not limited to, office space, specialized clinical and procedural facilities, medical equipment, data processing and medical record keeping, billing and collection procedures and services, non-physician licensed personnel, such as nurses and technicians, as well as office staff and administrative personnel. In the case of SETCA and CCMG, the Company's practice management revenues are derived from the physician groups' revenues, generally as a purchased service, except for certain physician compensation and employment benefits, which are paid by the physician group on a priority basis. Under the above management services arrangements, the Company's practice management revenues represent approximately 56% of the revenues of the physician groups for the years ended September 30, 1998 and 1997. For HFHI, the Company recognizes 100% of all medical revenue as the physicians are employees of the Company.

On August 15, 1997, the Company acquired all of the outstanding capital stock of CVI, of New Orleans, Louisiana. CVI manages, owns and operates cardiovascular diagnostic facilities in Texas, Louisiana and Florida and owns and manages a physician practice in Florida. Total original consideration for the transaction consisted of cash and transaction costs of approximately $16,980,000, and 500,000 shares of Raytel Common Stock. During fiscal 1998, there were additional transaction costs of approximately $280,000 and an additional 46,668 shares of the Company's Common Stock has been or will be issued. The contingent promissory notes in the aggregate principal amount of $820,000 were cancelled in accordance with the terms of the agreement.

On October 9, 1997, the Company announced it had entered into an agreement with The Baptist Hospital of Southeast Texas to develop a Raytel Heart Center at the hospital. Under the agreement, Raytel will manage the heart center, which will provide a range of cardiovascular services, including diagnostic, therapeutic and patient wellness programs. Among other duties, Raytel will be responsible for the day-to-day operations of the heart center, including administrative support, information systems management and public relations activities. The Company began operations at Baptist Hospital during the fourth quarter of fiscal 1998.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain data derived from the Consolidated Statements of Operations as a percentage of total revenues:

                                                   Fiscal Year Ended September 30,
----------------------------------------------------------------------------------
                                                   1998        1997         1996
----------------------------------------------------------------------------------
Total revenues                                     100.0%      100.0%       100.0%
Operating costs and selling, general and
  administrative expenses                           79.6        75.9         77.8
Depreciation and amortization                        7.7         7.6          7.7
                                                   -------------------------------
Operating income                                    12.7        16.5         14.5
Interest expense and other (income) expense          2.3        (2.8)         (.1)
Minority interest                                    1.2          .5          1.1
                                                   -------------------------------
Income before income taxes                           9.2        18.8         13.5
Provision for income taxes                           3.6         7.5          4.5
                                                   -------------------------------
Income before extraordinary item                     5.6        11.3          9.0
Extraordinary item                                    --          .9           .6
                                                   -------------------------------
Net income                                           5.6%       10.4%         8.4%
                                                   -------------------------------

Fiscal Year Ended September 30, 1998 Compared to Fiscal Year Ended September 30, 1997

The operations of CVI are included in the Company's Consolidated Statements of Operations since August 15, 1997, the effective date of the Company's acquisition of CVI. Accordingly, such results are included for fiscal 1998, but are only included for 45 days of fiscal 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenues. Pacing, CEDS and Holter revenues decreased by $1,056,000, or 2.2%, from $47,227,000 in fiscal 1997 to $46,171,000 in fiscal 1998, due primarily to a combination of competitive pressures and lower reimbursement rates for CEDS. Diagnostic imaging service revenues increased by $2,367,000, or 13.4%, from $17,610,000 in fiscal 1997 to $19,977,000 in fiscal 1998 due primarily to increases in revenues at certain centers due to an increase in volume, partially offset by decreased revenues due to the termination of two Ventures in fiscal 1997. Heart Center, practice management and other revenues increased by $22,903,000, or 123.3%, from $18,578,000 in fiscal 1997 to $41,481,000 in fiscal
1998 due primarily to the inclusion of revenues from CVI.

As a result of the foregoing factors, total revenues increased by $24,214,000, or 29.0%, from $83,415,000 in fiscal 1997 to $107,629,000 in fiscal 1998.

Operating Expenses. Operating costs and selling, general and administrative expenses increased by 22,360,000, or 35.3%, from $63,273,000 in fiscal 1997 to $85,633,000 in fiscal 1998, due primarily to the inclusion of costs and expenses from CVI. Operating costs and selling, general and administrative expenses as a percentage of total revenues increased from 75.9% in fiscal 1997 to 79.6% in fiscal 1998 due primarily to the inclusion of revenues and costs and expenses from CVI. At RHCGH operating expenses were slightly in excess of revenues for both fiscal years.

Depreciation and Amortization. Depreciation and amortization expense increased by $1,976,000, or 31.3%, from $6,306,000 in fiscal 1997 to $8,282,000 in fiscal
1998, due primarily to the inclusion of CVI, but remained relatively unchanged as a percentage of revenues.

Operating Income. As a result of the foregoing factors, operating income decreased by $122,000, or 0.9%, from $13,836,000 in fiscal 1997 to $13,714,000 in fiscal 1998.

Interest Expense. Interest expense increased by $2,205,000, or 280.9%, from $785,000 in fiscal 1997 to $2,990,000 in fiscal 1998 due primarily to an increase in debt due to the CVI acquisition.

Other Expense (Income). Other income decreased by $2,565,000 or 83.4% from $3,076,000 in fiscal 1997 to $511,000 in fiscal 1998 due primarily to non-recurring income resulting from the Decision.

Minority Interest. Minority interest increased by $788,000, or 162.5%, from $485,000 in fiscal 1997 to $1,273,000 in fiscal 1998 due primarily to the inclusion of CVI.

Income Taxes. The provision for income taxes decreased by $2,388,000, or 38.2%, from $6,257,000 in fiscal 1997 to $3,869,000 in fiscal 1998 as a result of decreased taxable income.

Extraordinary Item. An extraordinary charge of $721,000, net of the related tax benefit, for the cost of restructuring certain indebtedness acquired with the CVI purchase was recorded during the year ended September 30, 1997.

Net Income. As a result of the foregoing factors, net income decreased by $2,571,000, or 29.7%, from $8,664,000 in fiscal 1997 to $6,093,000 in fiscal
1998.

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

Revenues. Pacing, CEDS and Holter revenues increased by $3,578,000, or 8.2%, from $43,649,000 in fiscal 1996 to $47,227,000 in fiscal 1997, due primarily to the inclusion of revenues from CDS. Diagnostic imaging service revenues decreased by $2,360,000 or 11.8%, from $19,970,000 in fiscal 1996 to $17,610,000 in fiscal 1997, due primarily to the termination of one diagnostic imaging joint venture on December 31, 1996 and another on June 30, 1997. Heart Center, practice management and other revenues increased by $9,682,000 or 108.8% from $8,896,000 in fiscal 1996 to $18,578,000 in fiscal 1997 due primarily to the inclusion of revenues from the physician practice management agreements and from CVI and RHCGH.

As a result of the foregoing factors, total revenues increased by $10,900,000, or 15.0%, from $72,515,000, in fiscal 1996 to $83,415,000 in fiscal 1997.

Operating Expenses. Operating costs and selling, general and administrative expenses increased by $6,861,000, or 12.2%, from $56,412,000 in fiscal 1996 to $63,273,000 in fiscal 1997 due primarily to the inclusion of costs and expenses from CVI, RHCGH, CDS and the management of the physician practices. These increases were partially offset by decreases in costs and expenses at operating facilities, other than CDS, which provide Pacing, CEDS and Holter services due to cost containment measures. Operating costs and selling, general and administrative expenses as a percentage of total revenues declined slightly at RHCGH, where operating expenses were slightly in excess of revenues for the years ended September 30, 1997 and 1996.

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

Extraordinary Item. An extraordinary charge of $721,000, net of the related tax benefit, for the cost of restructuring certain indebtedness acquired with the CVI purchase was recorded during the year ended September 30, 1997. An extraordinary non-cash charge of $449,000, net of the related tax benefit, for the write-off of unamortized debt discount and capitalized debt issuance expense, was recorded during the year ended September 30, 1996.

Net Income. As a result of the foregoing factors, net income increased by $2,533,000, or 41.3%, from $6,131,000 in fiscal 1996 to $8,664,000 in fiscal
1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT AND FUTURE RESULTS

The Company's future operating results may be affected by various trends in the healthcare industry as well as by a variety of other factors, some of which are beyond the Company's control.

The healthcare industry is undergoing significant change as third-party payors attempt to control the cost, utilization and delivery of healthcare services. Substantially all of the Company's revenues are derived from Medicare, HMOs, and commercial insurers and other third-party payors. Both government and private payment sources have instituted cost containment measures designed to limit payments made to healthcare providers by reducing reimbursement rates, limiting services covered, increasing utilization review of services, negotiating prospective or discounted contract pricing, adopting capitation strategies and seeking competitive bids. Although the Company's total revenues have increased in each of the last three fiscal years, revenue growth of the Company's Pacing operations during that period has been negatively impacted by Medicare reimbursement rate reductions. Additional reimbursement rate reductions applicable to the Company's Pacing procedures became effective on January 1, 1996 and January 1, 1997. These reductions had a negative effect on the Company's operating results for fiscal 1996, fiscal 1997 and the first quarter of fiscal 1998. The Company's Pacing operations have been favorably impacted since January 1, 1998 due to an increase in Medicare reimbursement rates effective on that date. However, effective January 1, 1999 the Company expects a slight decrease in these reimbursement rates. The Company cannot predict with any certainty whether or when additional reductions or changes in Medicare or other third-party reimbursement rates or policies will be implemented. There can be no assurance that future changes, if any, will not adversely affect the amounts or types of services that may be reimbursed to the Company, or that future reimbursement of any service offered by the Company will be sufficient to cover the costs and overhead allocated to such service.

From time to time, Congress considers legislation to reduce Medicare and Medicaid expenditures. Future legislation of this type could have a material adverse effect on the Company's business, financial condition and operating results. Governmental agencies promulgate regulations which mandate changes in the method of delivering services which could have a material adverse effect on the Company's business.

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

An element of the Company's strategy is to expand, in part, through acquisitions and investments in complementary healthcare businesses. The implementation of this strategy may place significant strain on the Company's administrative, operational and financial resources and increased demands on its systems and controls. There can be no assurances that businesses acquired by the Company, either recently or in the future, will be integrated successfully and profitably into the Company's operations, that suitable acquisitions or investment opportunities will be identified, or that any such transactions can be consummated.

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

The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's operating results, shortfalls in such operating results from levels forecasted by securities analysts and other events or factors. In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations that have particularly affected the market prices of companies in the healthcare service industries and that have often been unrelated to the operating performance of the affected companies. Announcements of changes in reimbursement policies of third-party payors, legislative or regulatory developments, economic news and other external factors may have a significant impact on the market price of healthcare stocks.

LIQUIDITY AND CAPITAL RESOURCES

The Company acquired CDS in June 1996 for cash in the amount of $14,254,000, SETCA in September 1996 for cash in the amount of $4,010,000, CCMG in November 1996 for cash in the amount of $427,000 and CVI in August 1997 for cash in the amount of $16,980,000 plus $280,000 paid during fiscal 1998. At September 30, 1998, the Company had working capital of $31,168,000, compared to $24,391,000 at September 30, 1997. At September 30, 1998, the Company had cash and temporary cash investments of $7,463,000. At September 30, 1998, $28,225,000 was outstanding under the Company's line of credit.

The Company batch-bills Medicare insurance carriers for most cardiac testing services performed during the first few months of each calendar year. This practice results in a temporary build-up of accounts receivable during the Company's second and third fiscal quarters and the collection of these receivables primarily during the subsequent fourth fiscal quarter.

The Company has a revolving line of credit with two banks in the amount of $45,000,000 to fund working capital needs, future acquisitions, equipment purchases and other business needs. Amounts outstanding under the line of credit bear interest based on a defined formula and are subject to certain covenants. The line of credit expires in August 1999 at which time any outstanding balance will be converted to a five-year term loan.

The Company's long-term capital requirements will depend on numerous factors, including the rate at which the Company develops and opens new heart centers or acquires existing heart centers, physician practices or other businesses, if any. The Company believes that its cash and cash equivalent balances, together with amounts available from bank borrowings and cash generated by its operating activities, will be adequate to meet the Company's anticipated needs for working capital and capital expenditures through fiscal 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR 2000 COMPLIANCE

The Company is aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. Many existing computer programs use only two digits instead of four to identify a year in the date field. The Company has completed a thorough review of its material computer applications. We have begun installation of a new billing and collection system as well as a new accounting system. These new systems are Year 2000 compliant. The Company had planned on replacing them regardless of the Year 2000 issue. There are other systems at certain cardiovascular diagnostic facilities recently acquired by the Company which may not be Year 2000 compliant, however, the Company anticipates that all such systems will be replaced by its new systems before the Year 2000. There can be no assurances that any systems at companies purchased by or affiliated with the Company in the future will be Year 2000 compliant or, if not, will be converted on a timely basis. At the present time, the Company does not anticipate that the cost for it to become Year 2000 compliant will have a material impact on the Company's financial statements.

The Company has initiated a program to determine whether the computer applications of its significant vendors will be upgraded in a timely manner. The Company has also initiated a program to determine whether embedded applications which control medical and other equipment will be affected. The Company has not yet completed these reviews. The Company has begun discussions with its payors to determine the status of their systems. The nature of the Company's business is such that any failure to these types of applications may have a material adverse effect on its business.

Because of the many uncertainties associated with Year 2000 compliance issues, and because the Company's assessment is necessarily based on information from third-party vendors, payors and suppliers, there can be no assurance that the Company's assessment is correct or as to the materiality or effect of any failure of such assessment to be correct. At the present time, the Company has not developed a contingency plan relative to Year 2000 compliance.

PERCENTAGE OF CONSOLIDATED REVENUES

                                              Fiscal Year Ended September 30,
-----------------------------------------------------------------------------
                                                 1998      1997      1996
-----------------------------------------------------------------------------
Pacing, CEDS and Holter                           43%       57%       60%
Diagnostic imaging service                        19%       21%       28%
Heart Center, practice management and other       38%       22%       12%
                                                 ------------------------
  Total                                          100%      100%      100%
                                                 ========================

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

                                                   Fiscal Year Ended September 30, 1998
------------------------------------------------------------------------------------------------
(000's omitted, except per share amounts)   December 31,   March 31,     June 30,  September 30,
------------------------------------------------------------------------------------------------
Net revenues                                  $25,864       $27,151      $28,131      $26,483
                                              ===============================================
Income before income taxes                    $ 2,210       $ 2,657      $ 2,609      $ 2,486
Provision for income taxes                        884         1,063        1,043          879
                                              -----------------------------------------------
Net income                                    $ 1,326       $ 1,594      $ 1,566      $ 1,607
                                              ===============================================
Net income per share(1):
  Basic                                       $   .15       $   .18      $   .18      $   .18
                                              ===============================================
  Diluted                                     $   .14       $   .17      $   .17      $   .18
                                              ===============================================


                                                            Fiscal Year Ended September 30, 1997
---------------------------------------------------------------------------------------------------------
                                                      December 31,  March 31,     June 30,  September 30,
---------------------------------------------------------------------------------------------------------
Net revenues                                            $20,652      $20,436      $19,758      $22,569
                                                        ==============================================
Income before income taxes and extraordinary item       $ 3,101      $ 5,817      $ 3,276      $ 3,448
Provision for income taxes                                1,240        2,327        1,311        1,379
                                                        ----------------------------------------------
Income before extraordinary item                          1,861        3,490        1,965        2,069
Extraordinary item, net of related tax benefit               --           --           --          721
                                                        ----------------------------------------------
Net income                                              $ 1,861      $ 3,490      $ 1,965      $ 1,348
                                                        ==============================================
Net income per share before extraordinary item(1):
        Basic                                           $   .22      $   .41      $   .23      $   .24
                                                        ==============================================
        Diluted                                         $   .21      $   .39      $   .22      $   .22
                                                        ==============================================
Net income per share(1):
        Basic                                           $   .22      $   .41      $   .23      $   .16
                                                        ==============================================
        Diluted                                         $   .21      $   .39      $   .22      $   .14
                                                        ==============================================

(1) Quarterly per share earnings do not necessarily equal the total per share earnings reported for the year as a result of the dilutive effect of common stock equivalents on the calculation of per share earnings.

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1998 AND 1997

                                                                                   September 30,
---------------------------------------------------------------------------------------------------------
(000's omitted)                                                             1998                   1997
---------------------------------------------------------------------------------------------------------
ASSETS

Current assets:

  Cash and cash equivalents                                               $   7,463              $  7,873
  Receivables, net                                                           35,504                30,345
  Prepaid expenses and other                                                  3,996                 3,970
                                                                          -------------------------------
    Total current assets                                                     46,963                42,188
Property and equipment, less accumulated depreciation
  and amortization                                                           19,681                19,712
Intangible assets, less accumulated amortization                             55,497                57,486
Other assets                                                                     45                    35
                                                                          -------------------------------
    Total assets                                                          $ 122,186              $119,421
                                                                          ===============================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt and capital lease obligations         $   1,962              $  1,893
  Accounts payable                                                            4,649                 5,110
  Accrued compensation and benefits                                           2,920                 3,397
  Accrued other liabilities                                                   6,264                 7,397
                                                                          -------------------------------
    Total current liabilities                                                15,795                17,797

Long-term debt and capital lease obligations, net of current portion         35,035                34,461
Deferred liabilities                                                          1,405                 1,163
Minority interest in consolidated entities                                    3,460                 4,101
                                                                          -------------------------------
    Total liabilities                                                        55,695                57,522
                                                                          -------------------------------

Commitments and contingencies (Notes 9 and 13)

Stockholders' equity:
  Common stock                                                                    9                     9
  Additional paid-in capital                                                 61,790                61,261
  Common stock to be issued                                                   1,124                   943
  Retained earnings                                                           7,190                 1,097
                                                                          -------------------------------
                                                                             70,113                63,310

  Less treasury stock, at cost                                               (3,622)               (1,411)
                                                                          -------------------------------
    Total stockholders' equity                                               66,491                61,899
                                                                          -------------------------------
    Total liabilities and stockholders' equity                            $ 122,186              $119,421
                                                                          ===============================




 The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

                                                                       September 30,
----------------------------------------------------------------------------------------------------
(000's omitted, except per share amounts)                  1998            1997               1996
----------------------------------------------------------------------------------------------------
Revenues:
  Pacing, CEDS and Holter                                $  46,171       $ 47,227            $43,649
  Diagnostic imaging service                                19,977         17,610             19,970
  Heart Center, practice management and other               41,481         18,578              8,896
                                                         -------------------------------------------
    Total revenues                                         107,629         83,415             72,515
                                                         ===========================================

Costs and expenses:
  Operating costs                                           50,143         33,536             27,582
  Selling, general and administrative                       35,490         29,737             28,830
  Depreciation and amortization                              8,282          6,306              5,590
                                                         -------------------------------------------
    Total costs and expenses                                93,915         69,579             62,002
                                                         ===========================================
  Operating income                                          13,714         13,836             10,513
Interest expense                                             2,990            785                514
Other expense (income)                                        (511)        (3,076)              (591)
Minority interest                                            1,273            485                762
                                                         -------------------------------------------
  Income before income taxes and extraordinary item          9,962         15,642              9,828
Provision for income taxes                                   3,869          6,257              3,248
                                                         -------------------------------------------
  Income before extraordinary item                           6,093          9,385              6,580
Extraordinary item, net of related tax benefit                  --            721                449
                                                         -------------------------------------------
  Net income                                             $   6,093       $  8,664            $ 6,131
                                                         ===========================================

Net income per share before extraordinary item:
  Basic                                                  $     .69       $   1.11            $   .86
                                                         ===========================================
  Diluted                                                $     .66       $   1.04            $   .80
                                                         ===========================================
Net income per share:
  Basic                                                  $     .69       $   1.02            $   .80
                                                         ===========================================
  Diluted                                                $     .66       $    .96            $   .75
                                                         ===========================================
Weighted average shares:
  Basic                                                      8,879          8,458              7,623
                                                         ===========================================
  Diluted                                                    9,294          9,039              8,194
                                                         ===========================================



 The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

                                     Preferred Stock       Common Stock     Additional   Common    Retained               Total
                                    --------------------------------------   Paid-in    Stock to   Earnings  Treasury  Stockholders'
(000's omitted, except shares)       Shares    Amount    Shares     Amount   Capital    be Issued  (Deficit)   Stock      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995       3,741,152   $ 7     1,039,683     $2     $ 31,410    $    --    $(9,920)  $    --    $ 21,499
Net income                                 --    --            --      -           --         --      6,131        --       6,131
Conversion of preferred
  stock to common stock            (3,741,152)   (7)    3,741,152      3            4         --         --        --          --
Issuance of common stock in
  payment of preferred dividends           --    --       472,250      -        3,778         --     (3,778)       --          --
Retirement of fractional shares            --    --          (230)     -           --         --         --        --          --
Payment of warrants                        --    --            --      -         (501)        --         --        --        (501)
Sale of common stock in
  initial public offering                  --    --     2,875,000      3       20,397         --         --        --      20,400
Value of 122,068 shares
  to be issued                             --    --            --      -           --        852         --        --         852
Warrants exercised                         --    --        15,760      -           63         --         --        --          63
Options exercised                          --    --       189,309      -          434         --         --        --         434
                                    ------------------------------------------------------------------------------------------------
Balance at September 30, 1996              --    --     8,332,924      8       55,585        852     (7,567)       --      48,878
Net income                                 --    --            --      -           --         --      8,664        --       8,664
Warrants exercised                         --    --        10,505      -           42         --         --        --          42
Options exercised                          --    --       191,494      -          369         --         --        --         369
Repurchase of shares                       --    --      (134,434)     -           --         --         --    (1,411)     (1,411)
Employee stock purchase                    --    --         5,908      -           63         --         --        --          63
Value of 14,376 shares
  to be issued                             --    --            --      -           --         91         --        --          91
Issuance of common stock
  for purchase of a company                --    --       500,000      1        5,202         --         --        --       5,203
                                    ------------------------------------------------------------------------------------------------

Balance at September 30, 1997              --    --     8,906,397      9       61,261        943      1,097    (1,411)     61,899
Net income                                 --    --            --      -           --         --      6,093        --       6,093
Warrants exercised                         --    --        31,359      -          125         --         --        --         125
Options exercised                          --    --        11,001      -           55         --         --        --          55
Repurchase of shares                       --    --      (322,600)     -           --         --         --    (2,211)     (2,211)
Employee stock purchase                    --    --         6,361      -           44         --         --        --          44
Value of 46,668 shares
  to be issued                             --    --            --      -           --        486         --        --         486
Value of 30,981 shares issued              --    --        30,981      -          305       (305)        --        --          --
                                    ------------------------------------------------------------------------------------------------

Balance at September 30, 1998              --   $--     8,663,499     $9     $ 61,790    $ 1,124    $ 7,190   $(3,622)   $ 66,491
                                    ================================================================================================



 The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

                                                                         September 30,
--------------------------------------------------------------------------------------------------
(000's omitted)                                               1998           1997           1996
--------------------------------------------------------------------------------------------------
Cash flows from operating activities:

  Net income                                                 $ 6,093       $  8,664       $  6,131
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                            8,282          6,306          5,590
      Minority interest                                        1,273            485            762
      Other, net                                                 211           (735)           245
      Changes in operating accounts:
        Receivables, net                                      (5,813)        (3,137)           850
        Prepaid expenses and other                               (25)          (987)          (105)
        Accounts payable                                        (429)         1,494            651
        Accrued compensation, benefits and
          other liabilities                                   (1,286)           435            574
                                                             -------------------------------------
        Net cash provided by operating activities              8,306         12,525         14,698
                                                             -------------------------------------
Cash flows from investing activities:
  Capital expenditures                                        (5,092)        (3,828)        (3,022)
  Purchases of net assets and physician practice                  --           (427)       (18,264)
  Purchase of a company                                           --        (16,980)            --
  Additional costs of company previously purchased              (280)            --             --
  Cash acquired in purchase of a company                          --          1,384             --
  Other, net                                                    (396)           487            350
                                                             -------------------------------------
    Net cash used in investing activities                     (5,768)       (19,364)       (20,936)
                                                             -------------------------------------
Cash flows from financing activities:
  Net proceeds from borrowings                                 2,264         23,599          2,376
  Net proceeds from initial public offering                       --             --         20,400
  Repurchase of warrants                                          --             --         (2,101)
  Income distributions to noncontrolling investors            (1,560)          (862)          (738)
  Repurchase of company stock                                 (2,211)        (1,411)            --
  Principal repayments of debt                                (1,665)       (12,822)       (13,442)
  Other, net                                                     224            471            497
                                                             -------------------------------------
    Net cash provided by (used in) financing activities       (2,948)         8,975          6,992
                                                             -------------------------------------
Net increase (decrease) in cash and cash equivalents            (410)         2,136            754
Cash and cash equivalents at beginning of period               7,873          5,737          4,983
                                                             -------------------------------------
Cash and cash equivalents at end of period                   $ 7,463       $  7,873       $  5,737
                                                             =====================================
Supplemental disclosure of cash flow information:
  Interest paid                                              $ 2,925       $    822       $    454
                                                             =====================================
  Income taxes paid                                          $ 3,710       $  6,687       $  3,309
                                                             =====================================



 The accompanying notes are an integral part of these consolidated statements.

NOTES

TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Since 1990, Raytel Medical Corporation ("Raytel" or the "Company") or its predecessor companies, have been in the medical service business. The Company provides a range of services, focusing on the needs of patients with cardiovascular disease and is the leading provider in the United States of remote cardiac monitoring and testing services utilizing transtelephonic technology. Also, the Company is developing integrated heart centers that are located within existing hospitals and acquiring cardiology-related physician practices, assets and facilities. Since 1990, the Company has acquired and/or entered into agreements with various medical service providers. The significant transactions occurring during the past three fiscal years are described below:

    (a) An agreement, with Granada Hills Community Hospital, became effective February 1, 1996 and provided for the creation of the Company's first integrated heart center, the Raytel Heart Center at Granada Hills ("RHCGH"). The Company is responsible for the day-to-day operations of RHCGH, including administrative support and other non-medical aspects of the program. On September 29, 1998, the Company announced that it had reached a new agreement with the hospital which includes revised financial terms.

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

    (c) On September 18, 1996, the Company acquired all of the non-medical assets of Southeast Texas Cardiology Associates, P.A. ("SETCA") and entered into a long-term management service agreement whereby the Company will manage the non-medical aspects of the practice. The Company has assumed responsibility for providing office space as well as billing and collection activities and other management services.

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

    (e) On August 15, 1997, the Company acquired all of the outstanding capital stock of Cardiovascular Ventures, Inc. ("CVI"). CVI manages, owns and operates several cardiovascular diagnostic facilities in Texas, Louisiana and Florida and owns and manages a physician practice in Florida.

        Total original consideration for the transaction was cash and transaction costs of approximately $16,980,000, 500,000 shares of the Company's Common Stock and contingent promissory notes in the aggregate principal amount of $820,000. During fiscal 1998 there were additional transaction costs of approximately $280,000 and an additional 46,668 shares of the Company's Common Stock has been or will be issued. Also, the $820,000 of contingent promissory notes were cancelled in accordance with the terms of the agreement.

Unaudited pro forma consolidated financial information for the years ended September 30, 1997 and 1996, as though the acquisitions of CVI and CDS had occurred at the beginning of fiscal 1996, is as shown in the table below (in thousands, except per share amounts):

                                               September 30,
---------------------------------------------------------------
                                            1997         1996
---------------------------------------------------------------
Revenues                                  $104,345      $94,720
Net income                                $  9,446      $ 4,940
Net income per share:
        Basic                             $   1.05      $   .61
        Diluted                           $    .99      $   .57
Weighted average shares outstanding:
        Basic                                8,958        8,123
        Diluted                              9,539        8,694

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

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

At September 30, 1998, the Company owned four imaging centers and held interests in three others through investments in various joint ventures and limited partnerships (the "Ventures"). All Ventures are consolidated for financial reporting purposes, as the Company owns more than 50% of those Ventures and/or controls their assets and operations.

Two Ventures that operated four consolidated imaging centers terminated during fiscal 1997. Revenues contributed by these Ventures were $1,318,000 and $3,924,000 for the years ended September 30, 1997 and 1996, respectively.

At September 30, 1998, the Company held interests in seven cardiovascular diagnostic facilities, through investments in various limited partnerships (the "Partnerships") and wholly-owned two others. All Partnerships are consolidated for financial reporting purposes, as the Company owns more than 50% of those Partnerships and/or controls their assets and operations.

Minority interests in consolidated entities represent the investment of third-parties in certain consolidated Ventures and Partnerships.

All significant intercompany accounts and transactions are eliminated in consolidation.

NOTES

TO CONSOLIDATED FINANCIAL STATEMENTS

(b) Revenue Recognition. Net patient and service revenues are recognized at established rates when the services are provided. Contractual allowances are calculated for services provided at less than the established rates as approved by Medicare or other third-party payors and are recorded as deductions from revenue. Diagnostic imaging service revenues principally represent net fees of the consolidated Ventures for services provided to patients net of physician fees and certain expenses.

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

Under the above management services arrangements, the Company's practice management revenues represent approximately 56% of the revenues of the physician groups for the years ended September 30, 1998 and 1997. For the physician practice acquired with the CVI acquisition, the Company recognizes 100% of all medical revenue as the physicians are employees of the Company.

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

(e) Management Service Agreements. Management service agreements are each recorded as an intangible asset consisting of the costs of purchasing the rights to manage the medical group. The agreements contain an initial noncancelable 40-year term. Under these long-term agreements, the medical groups have agreed to provide medical services on an exclusive basis only through facilities managed by the Company. The agreements are noncancelable except for performance defaults. In the event a medical group breaches the agreement, or if the Company terminates with cause, the medical group is required to purchase all related assets, including the unamortized portion of any management service agreement and any other intangible assets, at the then net book value. Management service agreements are being amortized over twenty years.

(f) Intangible Assets. Intangible assets principally consist of the excess of cost over the fair value of the net tangible assets acquired. Such intangible assets represent physician referrals and patient lists, joint venture/partnership interests, non-compete covenants, capitalized debt issuance expense and goodwill.

Amortization of capitalized debt issuance expense and goodwill is provided on a straight-line basis. Amortization of physician referrals and patient lists and joint venture/partnership interests is provided based upon the ratio of expected annual revenues to expected total revenues to be generated over the estimated life of the asset. The amortization periods of the intangibles range from two to twenty-five years, with physician referrals and patient lists being amortized over fifteen years and goodwill being amortized over ten to twenty-five years.

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

An extraordinary charge of $721,000 ($1,202,000 less $481,000 of related tax benefit), for the cost of restructuring certain indebtedness acquired with the CVI purchase was recorded during the year ended September 30, 1997.

(i) Use of Estimates.The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures. Actual results could differ from those estimates.

(j) New Accounting Standards. Recently, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information and SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. All statements are effective for fiscal 1999 and relate only to additional disclosures. Therefore, the adoption of these accounting standards will have no effect on the Company's results of operations or financial position. Also SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued in June 1998 (effective for fiscal 2000). It will have no effect on the Company's results.

(k) Fair Value of Financial Instruments. The carrying amounts of all financial instruments approximate fair value.

(l) Long-Lived Assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

NOTE 3. RECEIVABLES

Receivables consist of the following (in thousands):

                                               September 30,
-----------------------------------------------------------------
                                            1998           1997
-----------------------------------------------------------------
Patient and service receivables           $ 41,239       $ 34,114
Less allowance for doubtful accounts        (7,093)        (6,189)
                                          -----------------------
                                            34,146         27,925
Other receivables                            1,358          2,420
                                          -----------------------
  Total                                   $ 35,504       $ 30,345
                                          =======================

NOTES

TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

                                              September 30,
----------------------------------------------------------------
                                          1998            1997
----------------------------------------------------------------
Equipment, furniture and fixtures       $ 31,263        $ 28,495
Leasehold improvements                     8,928           7,768
                                        ------------------------
                                          40,191          36,263
Less accumulated depreciation            (20,510)        (16,551)
                                        ------------------------
                                        $ 19,681        $ 19,712
                                        ========================

Depreciation expense was $4,820,000, $3,712,000 and $3,667,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

NOTE 5. INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

                                                  September 30,
--------------------------------------------------------------------
                                              1998            1997
--------------------------------------------------------------------
Goodwill                                    $ 48,752        $ 47,986
Physician referrals and patient lists         10,940          10,715
Management service agreements                  7,984           7,984
Other                                          6,245           5,803
                                            --------        --------
                                              73,921          72,488
Less accumulated amortization                (18,424)        (15,002)
                                            ------------------------
                                            $ 55,497        $ 57,486
                                            ========================

Amortization expense related to intangible assets totaled $3,462,000, $2,594,000 and $1,923,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

NOTE 6. NOTES PAYABLE, LONG-TERM DEBT AND CAPITAL LEASES

Notes payable, long-term debt and capital leases consist of the following (in thousands):

                                    September 30,
------------------------------------------------------
                                1998            1997
------------------------------------------------------
Promissory notes(a)           $  2,609        $  2,609
Line of credit(b)               28,225          25,975
Other(c)                         6,163           7,770
                              ------------------------
                                36,997          36,354
Less current maturities         (1,962)         (1,893)
                              ------------------------
                              $ 35,035        $ 34,461
                              ========================

(a) In connection with the SETCA and CCMG transactions, the Company issued promissory notes bearing interest at rates ranging from 10% to 12% per annum. Interest is payable quarterly.

(b) In August 1996, the Company entered into a line of credit for $25,000,000. This agreement was amended in September 1997 to expand the line of credit to $45,000,000 and was further amended on July 24, 1998 adjusting certain covenants. Under terms of the agreement with two banks, this credit facility can be used to fund acquisitions and for working capital purposes. The Company can draw amounts under the line of credit until August 1, 1999, at which date amounts outstanding will convert into a term loan which will amortize on a semi-annual basis for the five years thereafter.

    The Company's access to the line of credit is subject to the maintenance of certain financial covenants related to the Company's level of indebtedness and cash flow. The interest rate is based upon LIBOR plus 150 basis points or the bank's prime rate at the option of the Company. At September 30, 1998, the approximate weighted average interest rate was 7.24%. The line is collateralized by substantially all of the assets of the Company and its subsidiaries.

(c) Other debt includes a balance due in connection with the RHCGH transaction and nonrecourse notes and capital lease obligations with varying maturities at interest rates ranging from 8.29% to 12.75% per annum. The majority of these notes and leases are collateralized by the equipment purchased.

Notes payable, long-term debt and capital lease obligations maturing within each of the five years subsequent to September 30, 1998 are as follows: 1999 -- $1,962,000; 2000 -- $6,943,000; 2001 -- $7,743,000; 2002 -- $7,778,000 and 2003
-- $6,386,000.

NOTE 7. PREFERRED STOCK AND COMMON STOCK

Effective upon the closing of the Offering in December 1995, all outstanding Preferred Stock was converted into Common Stock. Upon the completion of the Offering, 2,000,000 shares of undesignated Preferred Stock were authorized for issuance. The Company's Board of Directors has the authority to issue such Preferred Stock in one or more series and to establish its terms which may be greater than the rights of the Common Stock. As of September 30, 1998, no such shares had been issued.

The previously outstanding shares of Preferred Stock were entitled to receive dividends. Upon the completion of the Offering, all accumulated dividends on the Preferred Stock were paid with Common Stock in amounts determined by dividing the total accumulated dividends by the Offering price.

In August 1998, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, each outstanding share of Raytel Common Stock held of record at the close of business on September 2, 1998, will receive one right to purchase one one-hundredth of a share of a new series of Preferred Stock for $30.00 per right when someone acquires 15 percent or more of Raytel's Common Stock or announces a tender offer which could result in such person owning 15 percent or more of the Common Stock. The rights expire on August 13, 2008.

There are 20,000,000 shares of Common Stock, $.001 par value, authorized.

NOTE 8. STOCK OPTIONS AND WARRANTS

Warrants

In connection with previous credit facilities, warrants were issued to the banks to purchase 5% of the fully diluted Common Stock of certain subsidiaries under certain circumstances. Such warrants were valued at $750,000 and $850,000, respectively, and were being amortized over the life of the term loan. The warrants were repurchased using proceeds of the Offering.

Upon completion of the Offering, in accordance with the terms of a 1993 acquisition, the Company issued the seller warrants to purchase 231,200 shares of Common Stock at an exercise price of $8.40 per share. At September 30, 1998, all such warrants are outstanding. The warrants will expire five years from the effective date of the Offering.

NOTES

TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION PLANS

The Company has options outstanding under the 1983 Incentive Stock Option Plan as Amended (the "1983 Option Plan") and the 1990 Stock Option Plan (the "1990 Option Plan"). Generally, the 1983 Option Plan and the 1990 Option Plan (together the "Plans") have similar terms. Terms for the option grants under the Plans, including exercise price, are set by the Board of Directors. The exercise price for incentive stock options must be at not less than the fair market value of the underlying stock at the date of grant. The exercise price for nonqualified options must be at not less than 85% of fair market value. Options granted under the Plans have a term of five to ten years from the date of grant. Vesting occurs ratably over a period ranging from two to four years beginning with the effective date of grant.

Effective upon the closing of the Offering, and the conversion of Preferred Stock into Common Stock in December 1995, all options outstanding to purchase Preferred Stock were converted into options to purchase Common Stock.

The Company's Outside Directors Stock Option Plan (the "Directors Plan") was approved by the stockholders in fiscal 1995. The Directors Plan provides for the grant of 6,000 nonstatutory stock options to nonemployee directors of the Company on the date on which the optionee first becomes a director of the Company. Thereafter, the annual grant could be a maximum of 6,000 shares, as defined. Total vesting occurs, based on a formula, no sooner than three years nor longer than five years. The exercise price per share of all options granted under the Directors Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant.

In October 1995, SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), was issued. SFAS 123 requires the measurement of the fair value of stock options or warrants to be included in the statements of operations or disclosed in the notes to financial statements. The Company has determined that it will retain its existing method of accounting for stock options and has elected the pro forma footnote disclosure included in the tables below. Accordingly, SFAS 123 has no effect on the Company's consolidated financial position or results of operations.

The Company has computed the pro forma disclosures required under SFAS 123 for options granted in 1998, 1997 and 1996 using the Black-Scholes option pricing model prescribed by SFAS 123. The weighted average assumptions used are as follows:

                                               September 30,
----------------------------------------------------------------------------
                                  1998             1997             1996
----------------------------------------------------------------------------
Risk free interest rate      5.58% - 5.86%    5.74% - 6.68%    5.60% - 6.60%
Expected dividend yield          None             None             None
Expected lives                 3 years          3 years          3 years
Expected volatility             62.9%            61.6%            61.6%

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS 123, the Company's net income and net income per common share would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                       September 30,
------------------------------------------------------------------------------
                                               1998         1997         1996
------------------------------------------------------------------------------
Net income:

  As reported                                 $6,093       $8,664       $6,131
  Pro forma                                    5,086        8,338        5,532

Net income per common share -- basic:
  As reported                                    .69         1.02          .80
  Pro forma                                      .57          .99          .73

Net income per common share -- diluted:
  As reported                                    .66          .96          .75
  Pro forma                                      .55          .92          .68

Because SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of the status of the Company's three stock option plans at September 30, 1998, 1997 and 1996 and changes during the years then ended is presented in the tables below:

                                                                 September 30,
------------------------------------------------------------------------------------------------------------
                                              1998                    1997                      1996
------------------------------------------------------------------------------------------------------------
                                                   Weighted                Weighted                 Weighted
                                                   Average                 Average                  Average
                                                   Exercise                Exercise                 Exercise
                                       Shares       Price      Shares       Price       Shares       Price
                                      -------------------     --------------------     ---------------------
Outstanding, beginning of year        1,026,712     $7.24     1,122,050     $ 7.34       705,183     $ 2.48
Granted                                 165,750      6.21       653,150       9.17       626,275      10.91
Exercised                               (11,001)     5.04      (191,494)      1.93      (189,309)      2.30
Expired                                (136,552)     8.99      (556,994)     11.38       (20,099)      5.76
                                      ---------               ---------                ---------
Outstanding, end of year              1,044,909      6.87     1,026,712       7.24     1,122,050       7.34
                                      =========               =========                =========
Exercisable, end of year                584,779      6.17       435,813       4.61       538,713       3.33
                                      =========               =========                =========
Weighted average fair value                          3.73                     5.26                     6.52
   of options granted


                                                      Options Outstanding       Options Exercisable
                                                    ----------------------    -----------------------
                                                    Weighted
                                                     Average      Weighted      Number       Weighted
                                                    Remaining     Average     Exercisable    Average
  Options Outstanding Summary        Outstanding       Life       Exercise       As of       Exercise
   Range of Exercise Prices           @ 9/30/98     (in years)     Price        9/30/98       Price
  ---------------------------------------------------------------------------------------------------
        $1.42 - $ 5.63                  357,347        $6.03       $3.69        262,847       $3.02
         5.88 -   8.00                   66,000         9.62        6.88            500        8.00
         8.50 -  13.50                  621,562         8.46        8.70        321,432        8.76
                                      ---------                                 -------
         1.42 -  13.50                1,044,909         7.70        6.87        584,779        6.17
                                      =========                                 =======

At September 30, 1998, there were 470,415 shares available for future option grants.

NOTES

TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. LEASE COMMITMENTS

The Company leases its facilities and office space under various noncancelable agreements which expire at various dates through 2008. The Company also leases various equipment under noncancelable leases. All of the above are treated as operating leases.

At September 30, 1998, the future minimum rental payments for each fiscal year thereafter under all noncancelable operating leases are as follows (in thousands):

Fiscal Year Ending
--------------------------------------------------------
       1999                                       $3,308
       2000                                        2,608
       2001                                        2,488
       2002                                        1,340
       2003                                        1,222
       Thereafter                                  3,343

NOTE 10. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                     September 30,
-------------------------------------------------------------
                          1998           1997           1996
                         ------         ------         ------
Current:
  Federal                $2,782         $4,233         $1,751
  State                   1,087          2,024          1,497
                         ------------------------------------
    Total                $3,869         $6,257         $3,248
                         ====================================

At September 30, 1998 and 1997, the Company had $1,780,000 and $2,019,000,
respectively, of deferred tax assets. The Company has recorded a 100% valuation allowance against these amounts.

The tax effect of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities at September 30, 1998 and 1997, are as follows (in thousands):

                                                    Current Asset              Long-Term Asset
                                                     (Liability)                 (Liability)
---------------------------------------------------------------------------------------------------
                                                 1998          1997          1998            1997
---------------------------------------------------------------------------------------------------
Depreciation and amortization                   $   779        $  63        $ 1,133        $ 3,203
Reserves for accounts receivable
  and unbilled costs and fees                       941           44             --             --
Net operating loss                                 (105)          --             --             --
Other, net                                         (459)          --           (509)        (1,291)
                                                --------------------------------------------------
                                                  1,156          107            624          1,912
Valuation allowance                             $(1,156)        (107)          (624)        (1,912)
                                                -------        -----        -------         ------
Total deferred income taxes                     $    --        $  --        $    --        $    --
                                                ==================================================

Reconciliation of the federal statutory rate to the Company's effective tax rate is as follows (in thousands):

                                                                September 30,
----------------------------------------------------------------------------------------------------
                                              1998                  1997                  1996
----------------------------------------------------------------------------------------------------
                                      Amount       Rate     Amount       Rate     Amount       Rate
----------------------------------------------------------------------------------------------------
Federal income tax at the
  statutory rate                      $ 3,387      34.0%    $ 5,318      34.0%    $ 3,342      34.0%
State income taxes, net of
  federal benefit                       1,087      10.9       1,336       8.5         988      10.0
Other                                    (481)     (4.8)       (397)     (2.5)         --        --
Federal tax benefit of the
  utilization of net operating
  loss and credit carryforwards          (124)     (1.2)         --        --      (1,082)    (11.0)
                                      --------------------------------------------------------------
    Total                             $ 3,869      38.9%    $ 6,257      40.0%    $ 3,248      33.0%
                                      ==============================================================

At September 30, 1998, the Company had $4,436,000 of federal net operating loss carryforwards acquired in the CVI transaction. Such carryforwards have certain limitations on use.

NOTE 11. EMPLOYEE BENEFIT PLANS

The Raytel Medical Corporation Pension Plan (the "Pension Plan") is a defined contribution benefit plan which covers substantially all employees. Contributions to the Pension Plan are based upon a percentage of an employee's covered compensation, as defined. Total expense under the Pension Plan amounted to $596,000, $547,000 and $503,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

The Company maintains a tax-qualified Retirement Savings Plan (the "401(k) Plan") which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified maximum. The Company makes a matching contribution of 25% of the amount deferred. Total expense under the 401(k) Plan amounted to $191,000, $178,000 and $133,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

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

NOTES

TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has adopted the provisions of SFAS No. 128, Earnings Per Share for all periods presented. The adoption of this accounting standard did not have a material impact on its results of operations.

For the years ended September 30, 1998, 1997 and 1996, basic and diluted earnings per share are calculated as follows (in thousands, except per share amounts):

                                          For the Year Ended September 30,
--------------------------------------------------------------------------
                                           1998        1997        1996
--------------------------------------------------------------------------
Basic Earnings per Share:

Net income                                $6,093      $8,664      $6,131
                                          ==============================
Weighted average shares outstanding        8,879       8,458       7,623
                                          ==============================
Per share                                 $  .69      $ 1.02      $  .80
                                          ==============================


                                         For the Year Ended September 30,
-------------------------------------------------------------------------
                                           1998        1997        1996
-------------------------------------------------------------------------
Diluted Earnings per Share:
Net income                                $6,093      $8,664      $6,131
                                          ==============================
Weighted average shares outstanding        8,879       8,458       7,623
Shares to be issued                          137         135           4
Options                                      250         350         476
Warrants                                      28          96          91
                                          ------------------------------
                                           9,294       9,039       8,194
                                          ==============================
Per share                                 $  .66      $  .96      $  .75
                                          ==============================

Certain options and warrants to purchase shares of common stock were outstanding during the years ended September 30, 1998, 1997 and 1996, but were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares for the period. The options and warrants outstanding and their exercise prices are as follows:

                                           For the Year Ended September 30,
------------------------------------------------------------------------------
                                         1998               1997          1996
------------------------------------------------------------------------------
Options and warrants outstanding        525,722            307,542         --
Range of exercise prices             $5.63 - $13.50    $10.00 - $13.88     --

NOTE 15. DEFERRED LITIGATION AWARD

In September 1996, the Company received a favorable administrative decision related to a billing dispute with a New York Medicare carrier whereby it was entitled to approximately $4.0 million. The time period for the Healthcare Finance Administration ("HCFA") and the Social Security Administration to file an appeal expired on February 10, 1997. After accounting for administrative costs and reimbursements due to Medtronic as a result of the terms of the acquisition of CardioCare and a separate provision against the value of a non-operating asset, the Company recognized other income of $2,510,000 pretax in its second fiscal quarter ending March 31, 1997, with a positive after tax effect of $1,506,000 or $.17 per share (the "Decision").

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Raytel Medical Corporation:

We have audited the accompanying consolidated balance sheets of Raytel Medical Corporation and Subsidiaries as of September 30, 1998 and 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raytel Medical Corporation and Subsidiaries as of September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP
-----------------------
ARTHUR ANDERSEN LLP
Hartford, Connecticut
November 12, 1998