Form 10-K405/A, Exhibit 13
period 1999-09-30
RAYTEL MEDICAL CORP
filed 2000-01-10
CIK 1002017

                                                                    EXHIBIT 13.1



www.raytel.com

                              MEDICAL INFORMATION
                            PATIENT CARE MANAGEMENT


                           RAYTEL MEDICAL CORPORATION
                               1999 ANNUAL REPORT

COMPANY PROFILE

RAYTEL MEDICAL CORPORATION is the leading provider of services and efficient dissemination of technical information to physicians and patients with cardiovascular disease. These services include remote cardiac monitoring and testing services utilizing transtelephonic technology and various Internet initiatives, as well as cardiovascular centers of excellence and ambulatory diagnostic imaging centers, nationwide. Raytel's imaging operations include MRI, CT and other radiological exams provided in convenient, state-of-the-art facilities. Our imaging operations also include a network with over 550 multi-modality diagnostic imaging facilities located throughout the East Coast. The network provides services to over 600,000 beneficiaries participating in occupational injury and management programs and group health plans. The Internet initiatives, which are available to over 12,000 physicians who routinely use Raytel's monitoring services, include test results, patient records, medical books, physician office supplies and information on pharmaceuticals, implantable devices and other medical technology. The information Raytel supplies includes a combination of patient data, test results, and diagnostic quality imaging including ECGs and cardiac angiograms. Raytel has a database of more than 500 different pacemaker models, which it relies upon in the preparation of this information.

TOTAL REVENUES

[BAR CHART]


OPERATING INCOME

[BAR CHART]


NET INCOME

[BAR CHART]


STOCKHOLDERS' EQUITY

[BAR CHART]

TO THE RAYTEL STOCKHOLDERS:

As we move into a new millennium, we can reflect on 1999 as a year of transition for Raytel Medical Corporation. Several external factors, including changes in governmental policy and Y2K concerns, had an impact on our operations this year. Reimbursement from Medicare was reduced by approximately 5% at the beginning of the year. Government regulations that redefined questionable relationships prompted our Company to rewrite contracts with hospitals and change relationships with doctors. Y2K issues became important to resolve, particularly in light of the Company's commitment to automation. Also this year, Raytel's President/Chief Operating Officer made the decision to retire, an internal change that has resulted in transition within Raytel, as well. Taking into account these events, the management of the Company continued its dedication to enhancing shareholder value by retaining U.S. Bancorp Piper Jaffray as its financial advisor to assist the Company in considering a range of strategic alternatives for maximizing shareholder value.

Competitive pressures within the cardiac monitoring environment have also contributed some deterioration in the average procedure selling price -- across all product lines. In response, Raytel has taken positive actions over the last year, which have resulted in an improvement in our market share. In keeping with our commitment to automation going into the new millennium, we have fully automated our Cardiac Event Detection (CED) operating system and have expanded our Web-based Patient Management Database (PMD) system to enable our physicians to store and retrieve medical records over the secured Internet site (WWW.PMD.RAYTEL.COM). We expect to introduce the second generation Pacemaker monitoring system during Raytel's second quarter. The number of patients receiving our cardiac monitoring services has steadily increased from earlier this year and in comparison to the same quarter last year. Although 1999 has been a transitional year with many factors impacting our operations, the cardiac monitoring operations continue to yield strong cash flows.

While Raytel's pacemaker monitoring business has been increasing in volume, due to Medicare price reductions last year, we experienced a decrease in average selling price. Revenues, therefore, have been relatively flat on a quarter-to-quarter basis despite pacemaker patient volume being higher than we have experienced in the last 12 months. With the recent announcement of Medicare rates for the year 2000 in the Federal Register, we anticipate posting an increase in revenue for pacemaker monitoring and cardiac event detection operations next calendar year. Depending upon the region, reimbursement for pacemakers in the year 2000 will either remain the same as last year or increase slightly, while cardiac event detection reimbursement will be increased.

High expenditures associated with our automated second-generation pacemaker monitoring system continued throughout this past year. We expect to have our present pacemaker system replaced with the new system in the early part of calendar year 2000. We also expect to reduce our MIS expenditures in FY 2000 by at least $1 million with the completion of these projects.

Although cardiac event detection continued to experience increased patient volume during the year, it also continued to experience decreases in price. The effect this will have on the market is not easy to predict, however, we believe that it will present a major opportunity for Raytel over the next six months. We anticipate stabilization of the average selling price next year partially due to the increase in reimbursement from Medicare. Despite some market uncertainty, we expect to see improvement in cash flow and profits due to increased reimbursement, and the deployment of our new automated monitoring system. This new system should be stable and completely implemented by the end of the year.

Our diagnostic imaging centers have been solid performers through 1999 and I am pleased to say that trend is continuing. This can be attributed to our commitment to upgrading and maintaining state-of-the-art diagnostic equipment at our facilities and the addition of new modalities at some locations. Two Raytel centers in the Philadelphia area performed exceptionally well this past fiscal year due to increased volumes from the MRI units that had been installed at both locations. Despite an increase in new competition surrounding our Queens, NY, facility, the Center has successfully returned to its previous substantial volume levels. This year, Raytel acquired the nuclear imaging services that had previously been leased to a third party at the Queens facility, which has further enhanced the Center's revenue. We are also pleased to announce that in the first quarter of year 2000, Raytel will be opening a new MRI facility in Pennsylvania and a satellite facility offering x-ray and ultrasound services in New Jersey, further expanding our network of diagnostic imaging facilities nationwide.

Raytel's imaging network also continues to perform and had another banner year, increasing both profits and revenue. From a concept developed in a strategic planning meeting seven years ago, the network has developed a solid reputation for quality and dependability that has not been equaled by its competitors. New partnerships being developed will further enhance the value of this initiative.

The continued application of our conservative accounting policies resulted in increased contractual allowances at our Port St. Lucie, FL, practice reducing what would have been an otherwise sterling performance, however, Raytel's heart center and physician management sector reported a good year. Our physician practice management operations in Port St. Lucie, FL, and Beaumont, TX, reported slight increases in revenues over the prior year's quarter. A contributing factor to this increase in revenues for the quarter was the installation of a complete imaging center, including MRI, at the Port St. Lucie, FL, location. We continued to focus on operational improvements at all our facility locations. As a result, we have streamlined


PAGE 2 * WWW.RAYTEL.COM
our Florida facility by reducing administrative costs and improving operating efficiencies. Our physician practice management operations in Beaumont, TX, and Granada Hills, CA, contributed operating profits for the year, however, cash contribution was minimal due to the investment in new physicians.

We continued to see contributions to operations from our revised agreement with Baptist Hospital, Beaumont, TX. During the last quarter of 1999, the congestive heart failure clinic began operations and the lipid management clinic experienced a continued increase in volume. While the revised agreement at Granada Hills, CA, materially reduced our revenue for the year, the contract is successfully producing profits and continued cash flow.

In preparation for Y2K and in an effort to improve the efficiency of our billing and collection department, we purchased a billing system from an outside vendor to replace the Raytel developed system. After a year, the conversion of all the files in the existing system to the new system still is not complete. Consequently, we have been forced to upgrade the existing system. Although the expenditure was significantly greater than expected, I am happy to report the conversion was successful and Raytel has the time to properly convert the remainder of the files to the new system. When completed, all tests will be taken by computer and the testing and billing systems will be able to communicate effectively reducing labor and improving the efficiency of the billing department and decreasing the length of time necessary to collect outstanding receivables.

Other significant developments during the year included the introduction of three new initiatives. FIRST, Raytel and St. Jude Medical jointly launched the Housecall(TM) Transtelephonic Monitoring System, the first commercially available system capable of downloading a complete set of diagnostic data from an implantable cardioverterdefibrillator (ICD) via the telephone. Under an exclusive agreement with St. Jude Medical, Raytel will manufacture the Housecall(TM) transmitters and receiving units. This monitoring system for Pacesetter ICD devices was recently approved by the FDA and was jointly announced at the American Heart Association this past November. Development of the Housecall(TM) System for remote telephonic ICD monitoring is a technological expansion of our business and marks Raytel's entry into the ICD monitoring market. SECOND, we have started clinical tests involving transtelephonic monitoring of heart valve patients in a joint venture with Sulzer Carbomedics, the world's leader in mechanical heart valves. Raytel will provide the surveillance and reporting of home test results for the Sulzer Carbomedics INRange(TM) Monitored Heart Valve. Applying Raytel's proven ability to remotely monitor heart patients to the anticoagulated patient is an exciting development in the use of patient surveillance technology to improve clinical outcomes. Collaborating on the INRange(TM) Monitored Heart Valve System is a logical extension of our current lines of business. THIRD, we introduced the second-generation of our Internet-based clinical test reporting system (WWW.PMD.RAYTEL.COM), which offers over 12,000 physicians who routinely use Raytel's monitoring services access to free e-mail, medical books at discounted prices, and other medical supplies and equipment for their practices. The service was officially launched by Raytel at the American Heart Association this past November. Raytel's enhanced Internet-based system is the first in a series of Web-based clinical and practice management tools that Raytel will be offering to physicians.

As I noted at the beginning of this letter, Allan Zinberg, President and Chief Operating Officer of Raytel will retire at the end of the calendar year. Allan has provided invaluable management and leadership to the Company over the last 25 years, leading the Company before Raytel acquired it in 1990. I am confident that our strong executive team will manage this transition smoothly. We will continue to have the advantage of Allan's knowledge and experience on the Board of Directors after his retirement. I want to express the Company's gratitude for the efforts he has expended during this time. We wish him well.

As a result of Allan's decision to retire, I have temporarily assumed his responsibilities. The primary objective for this fiscal year is to work with investment bankers hired by the Company to improve shareholder value. My first operational priority is to improve our automation programs so that our expectations of the system are met and we realize the efficiency improvements that we project. My second priority is to improve telephonic monitoring sales through aggressive marketing activities and our continued commitment to the highest level of service to our physicians and their patients.

FY 1999 was certainly a year of transition for Raytel. As we enter into a new millennium, I am looking forward to enjoying the fruits of some of the investments we have made and the new initiatives we are implementing to further enhance Raytel's revenues. We welcome you to follow our progress by visiting us on our web site at WWW.RAYTEL.COM.

Finally, I wish to extend my deepest thanks and appreciation to the Raytel employees, referring physicians, and the patients and the hospitals who use our service and who have contributed to our success this past year.

Sincerely,


/s/ RICHARD F. BADER

Richard F. Bader
Chairman and Chief Executive Officer


                                                         WWW.RAYTEL.COM * PAGE 3

FINANCIAL TABLE OF CONTENTS

Five Year Financial Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5

Management's Discussion and Analysis of Financial Condition and Results of Operations . . . .         6

Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        13

Consolidated Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . .        14

Consolidated Statements of Changes in Stockholders' Equity . . . . . . . . . . . . . . . . . .       15

Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       16

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . .       17

Report of Independent Public Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . .       29

Corporate Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      30

Corporate Directory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Inside Back Cover

FIVE YEAR FINANCIAL SUMMARY


                                                                       Fiscal Year Ended September 30,
-------------------------------------------------------------------------------------------------------------------------
(000's omitted, except per share data)                 1999           1998           1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Revenues:
   Cardiac information services                     $  44,731      $  46,171      $  47,227      $  43,649      $  41,384
   Diagnostic imaging service                          20,143         19,977         17,610         19,970         20,516
   Heart facilities and other                          36,520         41,481         18,578          8,896          1,562
                                                    ---------------------------------------------------------------------
Total revenues                                        101,394        107,629         83,415         72,515         63,462
Operating costs and selling, general and
 administrative expenses                               81,538         85,633         63,273         56,412         47,353
Depreciation and amortization                           8,475          8,282          6,306          5,590          5,806
Non-recurring tender offer expense                         --             --             --             --          1,050
                                                    ---------------------------------------------------------------------
Operating income                                       11,381         13,714         13,836         10,513          9,253
Interest expense                                        2,619          2,990            785            514          2,118
Other (income)                                         (1,011)          (511)        (3,076)          (591)          (347)
Minority interest                                       1,000          1,273            485            762          1,161
                                                    ---------------------------------------------------------------------
Income before income taxes                              8,773          9,962         15,642          9,828          6,321
Provision for income taxes                              3,419          3,869          6,257          3,248          1,960
                                                    ---------------------------------------------------------------------
Income before extraordinary item                        5,354          6,093          9,385          6,580          4,361
Extraordinary item, net of related tax benefit             --             --            721            449             --
                                                    ---------------------------------------------------------------------
Net income                                          $   5,354      $   6,093      $   8,664      $   6,131      $   4,361
                                                    ---------------------------------------------------------------------
Net income per share before extraordinary item:

   Basic                                            $     .61      $     .69      $    1.11      $     .86      $     .84
                                                    ---------------------------------------------------------------------
   Diluted                                          $     .59      $     .66      $    1.04      $     .80      $     .78
                                                    ---------------------------------------------------------------------
Net income per share:

   Basic                                            $     .61      $     .69      $    1.02      $     .80      $     .84
                                                    ---------------------------------------------------------------------
   Diluted                                          $     .59      $     .66      $     .96      $     .75      $     .78
                                                    ---------------------------------------------------------------------
Weighted average shares outstanding:

   Basic                                                8,711          8,879          8,458          7,623          5,210
                                                    ---------------------------------------------------------------------
   Diluted                                              9,040          9,294          9,039          8,194          5,617
                                                    ---------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET DATA:

Total assets                                        $ 117,783      $ 122,186      $ 119,421      $  68,030      $  46,768
Long-term debt and capital lease obligations(1)        29,370         36,997         36,354          7,576         14,550
Total stockholders' equity                             72,029         66,491         61,899         48,878         21,499


(1) Includes current portion of long-term debt and capital lease obligations.


                                                         WWW.RAYTEL.COM * PAGE 5

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

OVERVIEW

The Company generates the majority of its revenues from cardiac information services which includes telephonic monitoring services for cardiac pacemaker patients ("Pacing"), cardiac event detection services ("CEDS") and Holter, diagnostic imaging services and from heart facilities.

Following the Company's initial public offering in December 1995, the Company has entered into a series of transactions which have expanded its heart center and physician practice management businesses. As a result, revenue is also being provided from: the Raytel Heart Center at Granada Hills ("RHCGH") beginning on February 1, 1996; the management of Southeast Texas Cardiology Associates II P.A. ("SETCA") beginning on September 18, 1996; the management of Comprehensive Cardiology Consultants, a Medical Group, Inc. ("CCMG") beginning on November 1, 1996; and Cardiovascular Ventures, Inc. ("CVI") beginning on August 15, 1997, which included the multi-specialty medical clinic, Heart and Family Health Institute ("HFHI") and seven cardiovascular diagnostic facilities.

The Company's investments in two ventures ("Ventures") that operated four of the consolidated diagnostic imaging centers expired during fiscal 1997. Revenue contributed by these ventures was $1,318,000 for the year ended September 30, 1997.

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

Under certain practice management contracts, revenues are recognized pursuant to long-term arrangements with physician groups under which the Company provides the physician group with a full range of services, including, but not limited to, office space, specialized clinical and procedural facilities, medical equipment, data processing and medical record keeping, billing and collection procedures and services, non-physician licensed personnel, such as nurses and technicians, as well as office staff and administrative personnel. In the case of SETCA and CCMG, the Company's practice management revenues are derived from the physician groups' revenues, generally as a purchased service, except for certain physician compensation and employment benefits, which are paid by the physician group on a priority basis. Under the above management services arrangements, the Company's practice management revenues represent


PAGE 6 * WWW.RAYTEL.COM
approximately 71%, 56% and 56% of the revenues of the physician groups for the years ended September 30, 1999, 1998 and 1997, respectively. For HFHI, the Company recognizes 100% of all medical revenue as the physicians are employees of the Company.

On August 15, 1997, the Company acquired all of the outstanding capital stock of CVI, of New Orleans, Louisiana. CVI manages, owns and operates cardiovascular diagnostic facilities in Texas, Louisiana and Florida and owns and manages a physician clinic in Florida. Total original consideration for the transaction consisted of cash and transaction costs of approximately $16,980,000, and 500,000 shares of Raytel Common Stock. During fiscal 1998, there were additional transaction costs of approximately $280,000 and an additional 46,668 shares of the Company's Common Stock has been or will be issued. The contingent promissory notes in the aggregate principal amount of $820,000 were cancelled in accordance with the terms of the agreement.

On October 9, 1997, the Company announced it had entered into an agreement with The Baptist Hospital of Southeast Texas ("Baptist") to develop a Raytel Cardiovascular Center at the hospital. Under the agreement, Raytel was to manage the cardiovascular center, which would provide the entire continuum of cardiovascular services, including diagnostic, therapeutic and patient management programs. Among other duties, Raytel was to be responsible for the day-to-day operations of the heart center, including administrative support, information systems management, marketing and public relations activities. The Company began operations at Baptist during its fourth quarter of fiscal 1998. Due to the recent merger between Baptist and the Memorial Hermann Hospital System, a modified agreement became effective March 1, 1999. Therefore, during the first five months of fiscal 1999, the Company only recognized revenue to the extent of expenses. Effective March 1, 1999, the Company is recognizing revenue based on the modified agreement which calls for the Company to manage portions of the cardiovascular surgery and cardiology programs at Baptist and to develop and manage specialty clinics to support the cardiovascular program.

Effective March 27, 1999, the Company entered into a revised agreement with RHCGH. The new agreement will result in significantly lower revenues and expenses than revenues and expenses recognized under the previous agreements. However, under the new agreement, the Company expects to generate operating income. Under the old agreements, operating expenses were in excess of revenues.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain data derived from the Consolidated Statements of Operations as a percentage of total revenues:


                                                                       Fiscal Year Ended September 30,
-----------------------------------------------------------------------------------------------------
                                                                         1999        1998        1997
-----------------------------------------------------------------------------------------------------
Total revenues                                                          100.0%      100.0%      100.0%
Operating costs and selling, general and administrative expenses         80.4        79.6        75.9
Depreciation and amortization                                             8.4         7.7         7.6
                                                                        -----------------------------
Operating income                                                         11.2        12.7        16.5
Interest expense and other (income) expense                               1.6         2.3        (2.8)
Minority interest                                                          .9         1.2          .5
                                                                        -----------------------------
Income before income taxes                                                8.7         9.2        18.8
Provision for income taxes                                                3.4         3.6         7.5
                                                                        -----------------------------
Income before extraordinary item                                          5.3         5.6        11.3
Extraordinary item                                                         --          --          .9
                                                                        -----------------------------
Net income                                                                5.3%        5.6%       10.4%
                                                                        -----------------------------


                                                        WWW.RAYTEL.COM * PAGE 7

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1998

REVENUES. Cardiac information services revenues decreased by $1,440,000, or 3.1%, from $46,171,000 in fiscal 1998 to $44,731,000 in fiscal 1999, due primarily to slight decreases in Pacing and CEDS revenue. Diagnostic imaging service revenues increased by $166,000 or .8%, from $19,977,000 in fiscal 1998 to $20,143,000 in fiscal 1999. Heart facilities and other revenues decreased by $4,961,000 or 12.0% from $41,481,000 in fiscal 1998 to $36,520,000 in fiscal
1999 due primarily to lower revenues at RHCGH due to the amended agreement.

As a result of the foregoing factors, total revenues decreased by $6,235,000, or 5.8%, from $107,629,000, in fiscal 1998 to $101,394,000 in fiscal 1999.

OPERATING EXPENSES. Operating costs and selling, general and administrative expenses decreased by $4,095,000, or 4.8%, from $85,633,000 in fiscal 1998 to $81,538,000 in fiscal 1999 due primarily to lower expenses at RHCGH due to the amended agreement, partially offset by increases in costs and expenses in diagnostic imaging services and, to a lesser degree, by increases in cardiac information services. Operating costs and selling, general and administrative expenses as a percentage of total revenues increased slightly from 79.6% in fiscal 1998 to 80.4% in fiscal 1999. At RHCGH, operating expenses were slightly in excess of revenues for both fiscal 1999 and 1998.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by $193,000, or 2.3%, from $8,282,000 in fiscal 1998 to $8,475,000 in fiscal
1999 and increased as a percentage of revenues from 7.7% in fiscal 1998 to 8.4% in fiscal 1999.

OPERATING INCOME. As a result of the foregoing factors, operating income decreased by $2,333,000, or 17.0%, from $13,714,000 in fiscal 1998 to
$11,381,000 in fiscal 1999.

INTEREST EXPENSE. Interest expense decreased by $371,000, or 12.4%, from $2,990,000 in fiscal 1998 to $2,619,000 in fiscal 1999 due primarily to lower interest rates and to a decrease in the average debt outstanding.

OTHER EXPENSE (INCOME). Other income increased by $500,000 from $511,000 for fiscal 1998 to $1,011,000 for fiscal 1999 due primarily to a series of insignificant items.

MINORITY INTEREST. Minority interest decreased by $273,000 from $1,273,000 in fiscal 1998 to $1,000,000 in fiscal 1999 due primarily to decreased income in a certain cardiovascular diagnostic facility.

INCOME TAXES. The provision for income taxes decreased by $450,000, or 11.6%, from $3,869,000 in fiscal 1998 to $3,419,000 in fiscal 1999 as a result of decreased taxable income.

NET INCOME. As a result of the foregoing factors, net income decreased by $739,000, or 12.1%, from $6,093,000 in fiscal 1998 to $5,354,000 in fiscal 1999.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1997

The operations of CVI are included in the Company's Consolidated Statements of Operations since August 15, 1997, the effective date of the Company's acquisition of CVI. Accordingly, such results are included for fiscal 1998, but are only included for 45 days of fiscal 1997.

REVENUES. Cardiac information services revenues decreased by $1,056,000, or 2.2%, from $47,227,000 in fiscal 1997 to $46,171,000 in fiscal 1998, due primarily to a combination of competitive pressures and lower reimbursement rates for CEDS. Diagnostic imaging service revenues increased by $2,367,000, or 13.4%, from $17,610,000 in fiscal 1997 to $19,977,000 in fiscal 1998 due primarily to increases in revenues at certain centers due to an increase in volume, partially offset by decreased revenues due to the termination of two Ventures in fiscal 1997. Heart Facilities and other revenues increased by $22,903,000, or 123.3%, from $18,578,000 in fiscal 1997 to $41,481,000 in fiscal
1998 due primarily to the inclusion of revenues from CVI.


PAGE 8 * WWW.RAYTEL.COM

As a result of the foregoing factors, total revenues increased by $24,214,000, or 29.0%, from $83,415,000 in fiscal 1997 to $107,629,000 in fiscal 1998.

OPERATING EXPENSES. Operating costs and selling, general and administrative expenses increased by $22,360,000, or 35.3%, from $63,273,000 in fiscal 1997 to $85,633,000 in fiscal 1998, due primarily to the inclusion of costs and expenses from CVI. Operating costs and selling, general and administrative expenses as a percentage of total revenues increased from 75.9% in fiscal 1997 to 79.6% in fiscal 1998 due primarily to the inclusion of revenues and costs and expenses from CVI. At RHCGH operating expenses were slightly in excess of revenues for both fiscal years.

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

The healthcare industry is undergoing significant change as third-party payors attempt to control the cost, utilization and delivery of healthcare services. Substantially all of the Company's revenues are derived from Medicare, HMOs, and commercial insurers and other third-party payors. Both government and private payment sources have instituted cost containment measures designed to limit payments made to healthcare providers by reducing reimbursement rates, limiting services covered, increasing utilization review of services, negotiating prospective or discounted contract pricing, adopting capitation strategies and seeking competitive bids. Revenue from the Company's Pacing operations during certain periods of the last three fiscal years has been negatively impacted by Medicare reimbursement rate reductions. Reimbursement rate reductions applicable to the Company's Pacing procedures became effective on January 1, 1997. These reductions had a negative effect on the Company's operating results for the last three quarters of fiscal 1997 and for the first quarter of fiscal 1998. The Company's Pacing operations have been favorably impacted for the period January 1, 1998 to December 31, 1998 due to an increase in Medicare reimbursement rates effective on January 1, 1998. However, a slight decrease in these rates became effective on January 1, 1999, thereby having a negative effect


                                                        WWW.RAYTEL.COM * PAGE 9

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

on Pacing revenue for the last three quarters of fiscal 1999. The Company cannot predict with any certainty whether or when additional reductions or changes in Medicare or other third-party reimbursement rates or policies will be implemented. There can be no assurance that future changes, if any, will not adversely affect the amounts or types of services that may be reimbursed to the Company, or that future reimbursement of any service offered by the Company will be sufficient to cover the costs and overhead allocated to such service.

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

A key element of the Company's long-range strategy was the development and operation of integrated heart centers and the acquisition of healthcare providers specializing in cardiology related services and the assets of physician practices and other businesses related to its current operations. The success of the Company's existing heart centers and physician practices depends upon several factors, including the Company's ability to: obtain and operate in compliance with appropriate licenses; control costs and realize operating efficiencies; educate patients, referring physicians and third-party payors about the benefits of such heart centers; and provide cost-effective services that meet or exceed existing standards of care.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company acquired CDS in June 1996 for cash in the amount of $14,254,000, SETCA in September 1996 for cash in the amount of $4,010,000, CCMG in November 1996 for cash in the amount of $427,000 and CVI in August 1997 for cash in the amount of $16,980,000 plus $280,000 paid during fiscal 1998. At September 30, 1999, the Company had working capital of $28,599,000, compared to $31,168,000 at September 30, 1998. At September 30, 1999, the


PAGE 10 * WWW.RAYTEL.COM

Company had cash and temporary cash investments of $6,110,000. At September 30, 1999, $19,047,000 was outstanding under the Company's line of credit.

The Company batch-bills Medicare insurance carriers for most cardiac testing services performed during the first few months of each calendar year. This practice results in a temporary build-up of accounts receivable during the Company's second and third fiscal quarters and the collection of these receivables primarily during the subsequent fourth fiscal quarter.

The Company has a revolving line of credit with two banks in the amount of $45,000,000 to fund working capital needs, future acquisitions, equipment purchases and other business needs. Amounts outstanding under the line of credit bear interest based on a defined formula and are subject to certain covenants. The line of credit expires in August 2001 at which time any outstanding balance will be due and payable.

The Company's long-term capital requirements will depend on numerous factors, including the rate at which the Company develops and opens new heart centers or acquires existing heart centers, physician practices or other businesses, if any. The Company believes that its cash and cash equivalent balances, together with amounts available from bank borrowings and cash generated by its operating activities, will be adequate to meet the Company's anticipated needs for working capital and capital expenditures through fiscal 2000.

YEAR 2000 COMPLIANCE

The Company is aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. Many existing computer programs use only two digits instead of four to identify a year in the date field. The Company has completed a thorough review of its material computer applications. The Company has begun installation of a new billing and collection system and a new accounting system has been installed. These new systems are Year 2000 compliant. The Company had planned on replacing them regardless of the Year 2000 issue. There are other systems being used by the Company which may not be Year 2000 compliant, however, the Company anticipates that all such systems will be either replaced or made Year 2000 compliant before the Year 2000.

There can be no assurances that any systems at companies purchased by or affiliated with the Company in the future will be Year 2000 compliant or, if not, will be converted on a timely basis. At the present time, the Company does not anticipate that any additional cost for it to become Year 2000 compliant will have a material impact on the Company's financial statements.

The Company has initiated a program to determine whether the computer applications of its significant vendors will be upgraded in a timely manner. The Company has also initiated a program to determine whether embedded applications which control medical and other equipment will be affected. The Company has not yet completed these reviews. The Company has begun discussions with its payors to determine the status of their systems. Many of the Company's payors are related to the Federal government. The Federal government and its agents have made conflicting public statements regarding their ability to be Year 2000 compliant. The Company has no control over their ability to be compliant. The nature of the Company's business is such that any failure to these types of applications may have a material adverse effect on its business.

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


                                                       WWW.PAYTEL.COM * PAGE 11

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

QUALITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is exposed to market risk from interest rate fluctuations because it uses variable rate debt to finance working capital requirements. The Company does not believe that there is any material market risk exposure with respect to other financial instruments that would require further disclosure under this item.

PERCENTAGE OF CONSOLIDATED REVENUES


                                  Fiscal Year Ended September 30,
----------------------------------------------------------------
                                    1999        1998        1997
----------------------------------------------------------------
Cardiac information services         44%         43%         57%
Diagnostic imaging service           20%         19%         21%
Heart facilities and other           36%         38%         22%
                                    ----------------------------
   Total                            100%        100%        100%
                                    ----------------------------


SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA


                                                                 Fiscal Year Ended September 30, 1999
----------------------------------------------------------------------------------------------------------------------
(000's omitted,
 except per share amounts)           December 31,            March 31,               June 30,            September 30,
----------------------------------------------------------------------------------------------------------------------
Net revenues                       $       25,805         $       27,056         $       24,581         $       23,952
                                   -----------------------------------------------------------------------------------
Income before income taxes         $        2,213         $        2,202         $        2,190         $        2,168
Provision for income taxes                    863                    859                    854                    843
                                   -----------------------------------------------------------------------------------
Net income                         $        1,350         $        1,343         $        1,336         $        1,325
                                   -----------------------------------------------------------------------------------
Net income per share(1):

   Basic                           $          .16         $          .15         $          .15         $          .15
                                   -----------------------------------------------------------------------------------
   Diluted                         $          .15         $          .15         $          .15         $          .15
                                   -----------------------------------------------------------------------------------


                                                          Fiscal Year Ended September 30, 1998
----------------------------------------------------------------------------------------------------------------------
                                     December 31,            March 31,               June 30,            September 30,
----------------------------------------------------------------------------------------------------------------------
Net revenues                       $       25,864         $       27,151         $       28,131         $       26,483
                                   -----------------------------------------------------------------------------------
Income before income taxes         $        2,210         $        2,657         $        2,609         $        2,486
Provision for income taxes                    884                  1,063                  1,043                    879
                                   -----------------------------------------------------------------------------------
Net income                         $        1,326         $        1,594         $        1,566         $        1,607
                                   -----------------------------------------------------------------------------------
Net income per share(1):

   Basic                           $          .15         $          .18         $          .18         $          .18
                                   -----------------------------------------------------------------------------------
   Diluted                         $          .14         $          .17         $          .17         $          .18
                                   -----------------------------------------------------------------------------------


(1) Quarterly per share earnings do not necessarily equal the total per share earnings reported for the year as a result of the dilutive effect of common stock equivalents on the calculation of per share earnings.


PAGE 12 * WWW.RAYTEL.COM

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1999 AND 1998


                                                                                   September 30,
---------------------------------------------------------------------------------------------------------
(000's omitted)                                                                 1999              1998
---------------------------------------------------------------------------------------------------------
ASSETS
Current assets:

   Cash and cash equivalents                                                 $   6,110          $   7,463
   Receivables, net                                                             34,858             35,504
   Prepaid expenses and other                                                    3,143              3,996
                                                                             ----------------------------
     Total current assets                                                       44,111             46,963
Property and equipment, less accumulated depreciation
 and amortization                                                               22,239             19,681
Intangible assets, less accumulated amortization                                51,388             55,497
Other assets                                                                        45                 45
                                                                             ----------------------------
     Total assets                                                            $ 117,783          $ 122,186
                                                                             ----------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

   Current portion of long-term debt and capital lease obligations           $   2,124          $   1,962
   Accounts payable                                                              3,793              4,649
   Accrued compensation and benefits                                             3,391              2,920
   Accrued other liabilities                                                     6,204              6,264
                                                                             ----------------------------
     Total current liabilities                                                  15,512             15,795
Long-term debt and capital lease obligations, net of current portion            27,246             35,035
Deferred liabilities                                                               129              1,405
Minority interest in consolidated entities                                       2,867              3,460
                                                                             ----------------------------
     Total liabilities                                                          45,754             55,695
                                                                             ----------------------------
Commitments and contingencies (Notes 9 and 13)
Stockholders' equity:

   Common stock                                                                      9                  9
   Additional paid-in capital                                                   62,053             61,790
   Common stock to be issued                                                     1,045              1,124
   Retained earnings                                                            12,544              7,190
                                                                             ----------------------------
                                                                                75,651             70,113

   Less treasury stock, at cost                                                 (3,622)            (3,622)
                                                                             ----------------------------
     Total stockholders' equity                                                 72,029             66,491
                                                                             ----------------------------
     Total liabilities and stockholders' equity                              $ 117,783          $ 122,186
                                                                             ----------------------------


The accompanying notes are an integral part of these consolidated financial statements.


                                                        WWW.RAYTEL.COM * PAGE 13

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997


                                                                              September 30,
------------------------------------------------------------------------------------------------------------
(000's omitted, except per share amounts)                      1999               1998                1997
------------------------------------------------------------------------------------------------------------
Revenues:

   Cardiac information services                              $  44,731          $  46,171          $  47,227
   Diagnostic imaging service                                   20,143             19,977             17,610
   Heart facilities and other                                   36,520             41,481             18,578
                                                             -----------------------------------------------
     Total revenues                                            101,394            107,629             83,415
                                                             -----------------------------------------------

Costs and expenses:

   Operating costs                                              45,091             50,143             33,536
   Selling, general and administrative                          36,447             35,490             29,737
   Depreciation and amortization                                 8,475              8,282              6,306
                                                             -----------------------------------------------
     Total costs and expenses                                   90,013             93,915             69,579
                                                             -----------------------------------------------
   Operating income                                             11,381             13,714             13,836
Interest expense                                                 2,619              2,990                785
Other expense (income)                                          (1,011)              (511)            (3,076)
Minority interest                                                1,000              1,273                485
                                                             -----------------------------------------------
   Income before income taxes and extraordinary item             8,773              9,962             15,642
Provision for income taxes                                       3,419              3,869              6,257
                                                             -----------------------------------------------
   Income before extraordinary item                              5,354              6,093              9,385
   Extraordinary item, net of related tax benefit                   --                 --                721
                                                             -----------------------------------------------
Net income                                                   $   5,354          $   6,093          $   8,664
                                                             -----------------------------------------------

Net income per share before extraordinary item:

   Basic                                                     $     .61          $     .69          $    1.11
                                                             -----------------------------------------------
   Diluted                                                   $     .59          $     .66          $    1.04
                                                             -----------------------------------------------

Net income per share:

   Basic                                                     $     .61          $     .69          $    1.02
                                                             -----------------------------------------------
   Diluted                                                   $     .59          $     .66          $     .96
                                                             -----------------------------------------------

Weighted average shares:

   Basic                                                         8,711              8,879              8,458
                                                             -----------------------------------------------
   Diluted                                                       9,040              9,294              9,039
                                                             -----------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


PAGE 14 * WWW.RAYTEL.COM

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997


                                                Common Stock           Additional       Common
                                        --------------------------       Paid-in        Stock to
(000's omitted, except shares)             Shares          Amount        Capital       be Issued
----------------------------------------------------------------------------------------------------
Balance at September 30, 1996            8,332,924      $        8     $   55,585     $      852

Net income                                      --              --             --             --

Warrants exercised                          10,505              --             42             --

Options exercised                          191,494              --            369             --

Repurchase of shares                      (134,434)             --             --             --

Employee stock purchase                      5,908              --             63             --

Value of 14,376 shares to be issued             --              --             --             91

Issuance of common stock
 for purchase of a company                 500,000               1          5,202             --
                                       -------------------------------------------------------------
Balance at September 30, 1997            8,906,397               9         61,261            943

Net income                                      --              --             --             --

Warrants exercised                          31,359              --            125             --

Options exercised                           11,001              --             55             --

Repurchase of shares                      (322,600)             --             --             --

Employee stock purchase                      6,361              --             44             --
Value of 46,668 shares to be issued             --              --             --            486

Value of 30,981 shares issued               30,981              --            305           (305)
                                       -------------------------------------------------------------

Balance at September 30, 1998            8,663,499               9         61,790          1,124

Net income                                      --              --             --             --

Options exercised                           59,206              --            120             --

Stock compensation grant                     7,348              --             37             --

Employee stock purchase                      6,973              --             27             --

Issuance of shares to be issued              8,104              --             79            (79)
                                       -------------------------------------------------------------
Balance at September 30, 1999            8,745,130      $        9     $   62,053     $    1,045
                                       -------------------------------------------------------------


                                       Retained                         Total
                                       Earnings        Treasury      Stockholders'
(000's omitted, except shares)         (Deficit)         Stock          Equity
----------------------------------------------------------------------------------
Balance at September 30, 1996         $   (7,567)     $       --      $   48,878

Net income                                 8,664              --           8,664

Warrants exercised                            --              --              42

Options exercised                             --              --             369

Repurchase of shares                          --          (1,411)         (1,411)

Employee stock purchase                       --              --              63

Value of 14,376 shares to be issued           --              --              91

Issuance of common stock
 for purchase of a company                    --              --           5,203
                                     -------------------------------------------
Balance at September 30, 1997              1,097          (1,411)         61,899

Net income                                 6,093              --           6,093

Warrants exercised                            --              --             125

Options exercised                             --              --              55

Repurchase of shares                          --          (2,211)         (2,211)

Employee stock purchase                       --              --              44
Value of 46,668 shares to be issued           --              --             486

Value of 30,981 shares issued                 --              --              --
                                     -------------------------------------------

Balance at September 30, 1998              7,190          (3,622)         66,491

Net income                                 5,354              --           5,354

Options exercised                             --              --             120

Stock compensation grant                      --              --              37

Employee stock purchase                       --              --              27

Issuance of shares to be issued               --              --              --
                                     -------------------------------------------
Balance at September 30, 1999         $   12,544      $   (3,622)     $   72,029
                                     -------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


                                                       WWW.RAYTEL.COM * PAGE 15

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997


                                                                           September 30,
----------------------------------------------------------------------------------------------------
(000's omitted)                                                   1999          1998          1997
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:

   Net income                                                   $  5,354      $  6,093      $  8,664
   Adjustments to reconcile net income to net cash
    provided by operating activities:

     Depreciation and amortization                                 8,475         8,282         6,306
     Minority interest                                             1,000         1,273           485
     Payout of deferred compensation                              (1,245)           --            --
     Other, net                                                       78           211          (735)
     Changes in operating accounts:

        Receivables, net                                             646        (5,813)       (3,137)
        Prepaid expenses and other                                   853           (25)         (987)
        Accounts payable                                            (856)         (429)        1,494
        Accrued compensation, benefits and
         other liabilities                                           411        (1,286)          435
                                                                ------------------------------------
        Net cash provided by operating activities                 14,716         8,306        12,525
                                                                ------------------------------------
Cash flows from investing activities:

   Capital expenditures                                           (7,773)       (5,092)       (3,828)
   Purchases of net assets and physician practice                     --            --          (427)
   Purchase of a company                                              --            --       (16,980)
   Additional costs of company previously purchased                   --          (280)           --
   Cash acquired in purchase of a company                             --            --         1,384
   Other, net                                                        (36)         (396)          487
                                                                ------------------------------------
        Net cash used in investing activities                     (7,809)       (5,768)      (19,364)
                                                                ------------------------------------
Cash flows from financing activities:
   Proceeds from (paydown of) line of credit                      (9,178)        2,264        23,599
   Income distributions to noncontrolling investors               (1,594)       (1,560)         (862)
   Repurchase of company stock                                        --        (2,211)       (1,411)
   Proceeds from (principal repayments of) debt, net               2,325        (1,665)      (12,822)
   Other, net                                                        187           224           471
                                                                ------------------------------------
        Net cash provided by (used in) financing activities       (8,260)       (2,948)        8,975
                                                                ------------------------------------
Net increase (decrease) in cash and cash equivalents              (1,353)         (410)        2,136
Cash and cash equivalents at beginning of period                   7,463         7,873         5,737
                                                                ------------------------------------
Cash and cash equivalents at end of period                      $  6,110      $  7,463      $  7,873
                                                                ------------------------------------
Supplemental disclosure of cash flow information:

   Interest paid                                                $  2,680      $  2,925      $    822
                                                                ------------------------------------
   Income taxes paid                                            $  2,309      $  3,710      $  6,687
                                                                ------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


PAGE 16 * WWW.RAYTEL.COM

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Since 1990, Raytel Medical Corporation ("Raytel" or the "Company") or its predecessor companies, have been in the medical service business. The Company provides a range of services, focusing on the needs of patients with cardiovascular disease and is the leading provider in the United States of remote cardiac monitoring, testing and information services utilizing telephonic and Internet communication technology. Also, the Company has developed integrated heart centers that are located within existing hospitals and acquiring cardiology-related physician practices, assets and facilities. Since 1990, the Company has acquired and/or entered into agreements with various medical service providers. The significant transactions occurring during the past three fiscal years are described below:

        (a) An agreement, with Granada Hills Community Hospital, became effective February 1, 1996 and provided for the creation of the Company's first integrated heart center, the Raytel Heart Center at Granada Hills ("RHCGH"). The Company is responsible for the day-to-day operations of RHCGH, including administrative support and other non-medical aspects of the program. On September 29, 1998, the Company announced that it had reached a new agreement with the hospital which included revised financial terms. Effective March 27, 1999, the then current agreement was replaced with a revised agreement. The revised agreement will result in significantly lower revenues and expenses than revenues and expenses recognized under the previous agreements. However, under the revised agreement, the Company expects to generate operating income. Under the old agreements, operating expenses were in excess of revenues.

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

                Total consideration for the transaction was cash and transaction costs of $4,010,000, promissory notes of $2,289,000 and 122,068 shares of the Company's Common Stock to be delivered at future dates, valued at $852,000. The shares of Common Stock were valued at a discount from the then current trading price of a share after considering all relevant factors, including, but not limited to, normal discounts for marketability due to the time delay in delivery of the shares. The recorded amounts for the aggregate number of shares of Common Stock to be delivered were discounted 40% from comparable cash sales of Common Stock. The scheduled issuance of the shares of Common Stock that the Company is committed to deliver are 85,448 in 2000 and 36,620 in 2001.

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

        (e) On August 15, 1997, the Company acquired all of the outstanding capital stock of Cardiovascular Ventures Inc. ("CVI"). CVI manages, owns and operates several cardiovascular diagnostic facilities in Texas, Louisiana and Florida and owns and manages a clinic in Florida.


                                                       WWW.RAYTEL.COM * PAGE 17

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

                Total original consideration for the transaction was cash and transaction costs of approximately $16,980,000, 500,000 shares of the Company's Common Stock and contingent promissory notes in the aggregate principal amount of $820,000. During fiscal 1998 there were additional transaction costs of approximately $280,000 and additional 46,668 shares of the Company's Common Stock has been or will be issued. Also, the $820,000 of contingent promissory notes were cancelled in accordance with the terms of the agreement.

Unaudited pro forma consolidated financial information for the year ended September 30, 1997, as though the acquisitions of CVI and CDS had occurred at the beginning of fiscal 1996, is as shown in the table below (in thousands, except per share amounts):


----------------------------------------------------
                                       September 30,
                                           1997
----------------------------------------------------
Revenues                                 $104,345
Net income                               $  9,446

Net income per share:

   Basic                                 $   1.05
   Diluted                               $    .99
Weighted average shares outstanding:
   Basic                                    8,958
   Diluted                                  9,539


        (f) On October 9, 1997, the Company announced it had entered into an agreement with The Baptist Hospital of Southeast Texas ("Baptist") to develop a Raytel Cardiovascular Center at the hospital. Under the agreement, Raytel was to manage the cardiovascular center, which will provide the entire continuum of cardiovascular services, including diagnostic, therapeutic and patient management programs. Among other duties, Raytel was to be responsible for the day-to-day operations of the heart center, including administrative support, information systems management, marketing and public relations activities. The Company began operations at Baptist during its fourth quarter of fiscal 1998. Due to the recent merger between Baptist and the Memorial Hermann Hospital System, a modified agreement became effective March 1, 1999. Therefore, during the first five months of fiscal 1999, the Company only recognized revenue to the extent of expenses. Effective March 1, 1999, the Company is recognizing revenue based on the modified agreement which calls for the Company to manage portions of the cardiovascular surgery and cardiology programs at Baptist and to develop and manage specialty clinics to support the cardiovascular program.

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

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

        At September 30, 1999, the Company owned five imaging centers and held interests in two others through investments in various joint ventures and limited partnerships (the "Ventures"). All Ventures are consolidated for financial reporting purposes, as the Company owns more than 50% of those Ventures and/or controls their assets and operations.


PAGE 18 * WWW.RAYTEL.COM

        Two Ventures that operated four consolidated imaging centers expired during fiscal 1997. Revenues contributed by these Ventures was $1,318,000 for the year ended September 30, 1997.

        At September 30, 1999, the Company held interests in seven cardiovascular diagnostic facilities, through investments in various limited partnerships (the "Partnerships") and wholly-owned one other. All Partnerships are consolidated for financial reporting purposes, as the Company owns more than 50% of those Partnerships and/or controls their assets and operations.

        Minority interests in consolidated entities represent the investment of third-parties in certain consolidated Ventures and Partnerships.

        All significant intercompany accounts and transactions are eliminated in consolidation.

(b) REVENUE RECOGNITION -- Net patient and service revenues are recognized at established rates when the services are provided. Contractual allowances are calculated for services provided at less than the established rates as approved by Medicare or other third-party payors and are recorded as deductions from revenue. Diagnostic imaging service revenues principally represent net fees of the consolidated Ventures for services provided to patients net of physician fees and certain expenses.

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

        Under the above management services arrangements, the Company's practice management revenues represent approximately 71%, 56% and 56% of the revenues of the physician groups for the years ended September 30, 1999, 1998 and 1997, respectively. For the clinic acquired with the CVI acquisition, the Company recognizes 100% of all medical revenue as the physicians are employees of the Company.

        Other revenues include other revenue and equity earnings of unconsolidated entities.

(c) CASH EQUIVALENTS -- For purposes of reporting cash flows, the Company considers temporary investments with original maturities of three months or less to be cash equivalents. The temporary investments are stated at cost, which approximates market.

(d) PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets which range from three to ten years. Capital leases are recorded at the present value of the future minimum lease payments. Capital leases are amortized over the terms of the related lease on a straight-line basis.

(e) MANAGEMENT SERVICE AGREEMENTS -- Management service agreements are each recorded as an intangible asset consisting of the costs of purchasing the rights to manage the medical group. The agreements contain an initial noncancelable 40-year term. Under these long-term agreements, the medical groups have agreed to provide medical services on an exclusive basis only through facilities managed by the Company. The agreements are noncancelable except for performance defaults. In the event a medical group breaches the agreement, or if the Company terminates with cause, the medical group is required to purchase all related assets, including the unamortized portion of any management service agreement and any other intangible assets, at the then net book value. Management service agreements are being amortized over twenty years.


                                                       WWW.RAYTEL.COM * PAGE 19

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

(f) INTANGIBLE ASSETS -- Intangible assets principally consist of the excess of cost over the fair value of the net tangible assets acquired. Such intangible assets represent physician referrals and patient lists, joint venture/partnership interests, non-compete covenants, capitalized debt issuance expense and goodwill.

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

(g) INCOME TAXES -- The Company and its subsidiaries file consolidated federal and state income tax returns. The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

(h) EXTRAORDINARY ITEM -- An extraordinary charge of $721,000 ($1,202,000 less $481,000 of related tax benefit) for the cost of restructuring certain indebtedness acquired with the CVI purchase was recorded during the year ended September 30, 1997.

(i) USE OF ESTIMATES -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures. Actual results could differ from those estimates.

(j) NEW ACCOUNTING STANDARDS -- Recently, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information and SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits. All statements are effective for fiscal 1999 and relate only to additional disclosures. Therefore, the adoption of these accounting standards had no effect on the Company's results of operations or financial position. Also SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued in June 1998 (effective for fiscal
2000). It will have no effect on the Company's results.

(k) FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying amounts of all financial instruments approximate fair value.

(l) LONG-LIVED ASSETS -- The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

NOTE 3. RECEIVABLES
Receivables consist of the following (in thousands):


                                              September 30,
---------------------------------------------------------------
                                           1999          1998
---------------------------------------------------------------
Patient and service receivables          $ 38,978      $ 41,239
Less allowance for doubtful accounts       (5,664)       (7,093)
                                         ----------------------
                                           33,314        34,146

Other receivables                           1,544         1,358
                                         ----------------------
   Total                                 $ 34,858      $ 35,504
                                         ----------------------


PAGE 20 * WWW.RAYTEL.COM

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):


                                            September 30,
------------------------------------------------------------
                                        1999           1998
------------------------------------------------------------
Equipment, furniture and fixtures     $ 38,011      $ 31,263
Leasehold improvements                   9,653         8,928
                                      ----------------------
                                        47,664        40,191

Less accumulated depreciation          (25,425)      (20,510)
                                      ----------------------
                                      $ 22,239      $ 19,681
                                      ----------------------


Depreciation expense was $5,213,000, $4,820,000 and $3,712,000 for the years ended September 30, 1999, 1998 and 1997, respectively.

NOTE 5. INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):


                                               September 30,
----------------------------------------------------------------
                                            1999          1998
----------------------------------------------------------------
Goodwill                                  $ 48,611      $ 48,752
Physician referrals and patient lists       10,997        10,940
Management service agreements                7,984         7,984
Other                                        5,236         6,245
                                          ----------------------
                                            72,828        73,921

Less accumulated amortization              (21,440)      (18,424)
                                          ----------------------
                                          $ 51,388      $ 55,497
                                          ----------------------


Amortization expense related to intangible assets totaled $3,262,000, $3,462,000 and $2,594,000 for the years ended September 30, 1999, 1998 and 1997, respectively.

NOTE 6. NOTES PAYABLE, LONG-TERM DEBT AND CAPITAL LEASES

Notes payable, long-term debt and capital leases consist of the following (in thousands):


                                 September 30,
                            ----------------------
                              1999          1998
                            ----------------------
Promissory notes(a)         $  2,609      $  2,609
Line of credit (b)            19,047        28,225
Other(c)                       7,714         6,163
                            ----------------------
                              29,370        36,997

Less current maturities       (2,124)       (1,962)
                            ----------------------
                            $ 27,246      $ 35,035
                            ----------------------


(a) In connection with the SETCA and CCMG transactions, the Company issued promissory notes bearing interest at rates ranging from 10% to 12% per annum. Interest is payable quarterly.

(b) In August 1996, the Company entered into a line of credit for $25,000,000. This agreement was amended in September 1997 to expand the line of credit to $45,000,000 and was further amended on July 24, 1998 adjusting certain covenants and again on July 30, 1999 changing the terms and adjusting certain covenants. Under terms of the agreement with two banks, this credit facility can be used to fund acquisitions and for working capital purposes. The Company can draw amounts under the line of credit until August 1, 2001, at which date amounts outstanding will become due and payable.


WWW.RAYTEL.COM * PAGE 21

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

        The Company's access to the line of credit is subject to the maintenance of certain financial covenants related to the Company's level of indebtedness and cash flow. The interest rate is based upon LIBOR plus 175 to 225 basis points depending on the maintenance of a certain defined ratio, or the bank's prime rate plus 0 to 50 basis points, at the option of the Company. At September 30, 1999, the approximate weighted average interest rate was 7.58%. The line is collateralized by substantially all of the assets of the Company and its subsidiaries.

(c) Other debt includes nonrecourse notes and capital lease obligations with varying maturities at interest rates ranging from 7.33% to 12.16% per annum. The majority of these notes and leases are collateralized by the equipment purchased.

Notes payable, long-term debt and capital lease obligations maturing within each of the five years subsequent to September 30, 1999 are as follows: 2000 -- $2,124,000; 2001 -- $21,694,000; 2002 -- $2,731,000; 2003 -- $1,392,000, and
2004 -- $1,049,000.

NOTE 7. PREFERRED STOCK AND COMMON STOCK

Effective upon the closing of the Company's initial public offering (the "Offering") in December 1995, all outstanding Preferred Stock was converted into Common Stock. Upon the completion of the Offering, 2,000,000 shares of undesignated Preferred Stock were authorized for issuance. The Company's Board of Directors has the authority to issue such Preferred Stock in one or more series and to establish its terms which may be greater than the rights of the Common Stock. As of September 30, 1999, no such shares had been issued.

The previously outstanding shares of Preferred Stock were entitled to receive dividends. Upon the completion of the Offering, all accumulated dividends on the Preferred Stock were paid with Common Stock in amounts determined by dividing the total accumulated dividends by the Offering price.

In August 1998, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, each outstanding share of Raytel Common Stock held of record at the close of business on September 2, 1998, received one right to purchase one one-hundredth of a share of a new series of Preferred Stock for $30.00 per right when someone acquires 15 percent or more of Raytel's Common Stock or announces a tender offer which could result in such person owning 15 percent or more of the Common Stock. The rights expire on August 13, 2008.

There are 20,000,000 shares of Common Stock, $.001 par value, authorized.

NOTE 8. STOCK OPTIONS AND WARRANTS

WARRANTS

Upon completion of the Offering, in accordance with the terms of a 1993 acquisition, the Company issued the seller warrants to purchase 231,200 shares of Common Stock at an exercise price of $8.40 per share. At September 30, 1999, all such warrants are outstanding. The warrants will expire five years from the effective date of the Offering.

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


PAGE 22 * WWW.RAYTEL.COM

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

The Company has computed the pro forma disclosures required under SFAS 123 for options granted in 1999, 1998 and 1997 using the Black-Scholes option pricing model prescribed by SFAS 123. The weighted average assumptions used are as follows:


                                               September 30,
-------------------------------------------------------------------------------
                                1999               1998               1997
-------------------------------------------------------------------------------
Risk free interest rate     4.10% - 5.03%      5.58% - 5.86%      5.74% - 6.68%
Expected dividend yield         None               None               None
Expected lives                 3 years            3 years            3 years
Expected volatility             67.9%              62.9%              61.6%


Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS 123, the Company's net income and net income per common share would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):


                                                        September 30,
---------------------------------------------------------------------------------
                                               1999          1998          1997
---------------------------------------------------------------------------------
Net income:

   As reported                              $5,354        $6,093        $8,664
   Pro forma                                 5,188         5,086         8,338
Net income per common share -- basic:

   As reported                                 .61           .69          1.02
   Pro forma                                   .60           .57           .99
Net income per common share -- diluted:

   As reported                                 .59           .66           .96
   Pro forma                                   .57           .55           .92


Because SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.


                                                       WWW.RAYTEL.COM * PAGE 23

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company's three stock option plans at September 30, 1999, 1998 and 1997 and changes during the years then ended is presented in the tables below:


                                                                         September 30,
---------------------------------------------------------------------------------------------------------------------------
                                              1999                           1998                           1997
---------------------------------------------------------------------------------------------------------------------------
                                                    WEIGHTED                       Weighted                       Weighted
                                                    AVERAGE                        Average                        Average
                                                    EXERCISE                       Exercise                       Exercise
                                      SHARES          PRICE          Shares         Price          Shares          Price
                                    -------------------------      -------------------------      -------------------------
Outstanding, beginning of year      1,057,409      $6.82           1,026,712      $7.24           1,122,050      $ 7.34
Granted                               668,450       3.69             165,750       6.21             653,150        9.17
Exercised                             (59,206)      2.02             (11,001)      5.04            (191,494)       1.93
Expired                              (695,616)      8.16            (124,052)      9.66            (556,994)      11.38
                                    ---------                      ---------                      ---------
Outstanding, end of year              971,037       4.00           1,057,409       6.82           1,026,712        7.24
                                    ---------                      ---------                      ---------
Exercisable, end of year              446,198       3.94             597,279       6.09             435,813        4.61
                                    ---------                      ---------                      ---------
Weighted average fair value
 of options granted                                 2.21                           3.73                            5.26


                                                    Options Outstanding             Options Exercisable
                                                  -----------------------       --------------------------
                                                  Weighted
                                                   Average      Weighted          Number        Weighted
                                                  Remaining     Average         Exercisable     Average
 Options Outstanding Summary    Outstanding         Life        Exercise           As of        Exercise
   Range of Exercise Prices      @ 9/30/99        (in years)     Price            9/30/99        Price
----------------------------------------------------------------------------------------------------------
$1.42 - $ 2.30                    143,772            3.26     $2.09               143,772     $   2.09
 3.625 -  3.625                   592,150            9.04      3.63               178,616         3.63
 4.563 - 13.50                    235,115            7.57      6.09               123,810         6.54
                                  -------                                         -------
 1.42 -  13.50                    971,037                                         446,198
                                  -------                                         -------


At September 30, 1999, there were 497,432 shares available for future option grants.

NOTE 9. LEASE COMMITMENTS

The Company leases its facilities and office space under various noncancelable agreements which expire at various dates through 2008. The Company also leases various equipment under noncancelable leases. All of the above are treated as operating leases.

At September 30, 1999, the future minimum rental payments for each fiscal year thereafter under all noncancelable operating leases are as follows (in thousands):


Fiscal Year Ending
--------------------------------------------------------------
   2000                                     $3,319
   2001                                      3,186
   2002                                      2,112
   2003                                      1,958
   2004                                      1,791
   Thereafter                                2,858


PAGE 24 * WWW.RAYTEL.COM

NOTE 10. INCOME TAXES

The provision for income taxes consists of the following (in thousands):


                         September 30,
-------------------------------------------------
                  1999         1998         1997
-------------------------------------------------
Current:
   Federal       $2,366       $2,782       $4,233
   State          1,053        1,087        2,024
                 --------------------------------
     Total       $3,419       $3,869       $6,257
                 --------------------------------


At September 30, 1999 and 1998, the Company had $1,377,000 and $1,710,000,
respectively, of deferred tax assets. The Company has recorded a 100% valuation allowance against these amounts.

The tax effect of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities at September 30, 1999 and 1998, are as follows (in thousands):


                                            Current Asset                Long-Term Asset
                                             (Liability)                   (Liability)
-------------------------------------------------------------------------------------------
                                         1999           1998           1999           1998
-------------------------------------------------------------------------------------------
Depreciation and amortization          $  (456)       $   758        $ 1,794        $ 1,494
Reserves for accounts receivable          (203)           451             --             --
Other, net                                 325           (376)           (83)          (617)
                                       ----------------------------------------------------
                                          (334)           833          1,711            877
Valuation allowance                        334           (833)        (1,711)          (877)
                                       ----------------------------------------------------
Total deferred income taxes            $    --        $    --        $    --        $    --
                                       ----------------------------------------------------


Reconciliation of the federal statutory rate to the Company's effective tax rate is as follows (dollars in thousands):


                                                                         September 30,
-------------------------------------------------------------------------------------------------------------------------
                                                  1999                        1998                          1997
-------------------------------------------------------------------------------------------------------------------------
                                     Amount            Rate         Amount            Rate         Amount            Rate
                                     ------------------------------------------------------------------------------------
Federal income tax at the
 statutory rate                      $ 2,983           34.0%        $ 3,387           34.0%        $ 5,318           34.0%
State income taxes, net of
 federal benefit                         695            7.9           1,087           10.9           1,336            8.5
Other                                    421            4.8            (481)          (4.8)           (397)          (2.5)
Federal tax benefit of the
 utilization of net operating
 loss and credit carryforwards          (680)          (7.7)           (124)          (1.2)             --             --
                                     ------------------------------------------------------------------------------------
   Total                             $ 3,419           39.0%        $ 3,869           38.9%        $ 6,257           40.0%
                                     ------------------------------------------------------------------------------------


At September 30, 1999, the Company had $2,436,000 of federal net operating loss carryforwards acquired in the CVI transaction. Such carryforwards have certain limitations on use.


                                                       WWW.RAYTEL.COM * PAGE 25

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. EMPLOYEE BENEFIT PLANS

The Raytel Medical Corporation Pension Plan (the "Pension Plan") is a defined contribution benefit plan which covers substantially all employees. Contributions to the Pension Plan are based upon a percentage of an employee's covered compensation, as defined. Total expense under the Pension Plan amounted to $599,000, $596,000 and $547,000 for the years ended September 30, 1999, 1998 and 1997, respectively.

The Company maintains a tax-qualified Retirement Savings Plan (the "401(k) Plan") which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified maximum. The Company makes a matching contribution of 25% of the amount deferred. Total expense under the 401(k) Plan amounted to $183,000, $191,000, and $178,000 for the years ended September 30, 1999, 1998 and 1997, respectively.

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

For the years ended September 30, 1999, 1998 and 1997, basic and diluted earnings per share are calculated as follows (in thousands, except per share amounts):


                                          For the Year Ended September 30,
--------------------------------------------------------------------------
                                            1999         1998         1997
--------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income                                $5,354       $6,093       $8,664
                                          --------------------------------
Weighted average shares outstanding        8,711        8,879        8,458
                                          --------------------------------
Per share                                 $  .61       $  .69       $ 1.02
                                          --------------------------------


PAGE 26 * WWW.RAYTEL.COM

                                           For the Year Ended September 30,
--------------------------------------------------------------------------
                                           1999         1998         1997
--------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:

Net income                                $5,354       $6,093       $8,664
                                          --------------------------------
Weighted average shares outstanding        8,711        8,879        8,458
Shares to be issued                          147          137          135
Options                                      182          250          350
Warrants                                      --           28           96
                                          --------------------------------
                                           9,040        9,294        9,039
                                          --------------------------------
Per share                                 $  .59       $  .66       $  .96
                                          --------------------------------


Certain options and warrants to purchase shares of common stock were outstanding during the years ended September 30, 1999, 1998 and 1997, but were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares for the period. The options and warrants outstanding and their exercise prices are as follows:


                                                 For the Year Ended September 30,
------------------------------------------------------------------------------------------------
                                           1999                 1998                 1997
------------------------------------------------------------------------------------------------
Options and warrants outstanding          626,759              525,722              307,542
Range of exercise prices               $3.63 - $13.50       $5.63 - $13.50       $10.00 - $13.88


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

NOTE 16. SEGMENT INFORMATION

The Company's reportable segments are strategic business units that offer different services. The Company has three reportable segments: Cardiac Information Services ("Information"), Diagnostic Imaging Services ("Imaging") and Heart Facilities and Other ("Facilities"). The Information segment provides remote cardiac monitoring and testing services utilizing telephonic and Internet communication technology. The Imaging segment operates a network of imaging centers throughout the United States. The Facilities segment provides diagnostic, therapeutic and patient management services primarily associated with cardiovascular disease.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company does not allocate all interest expense, taxes or corporate overhead to the individual segments. The Company evaluates performance based on profit or loss from operations before income taxes and unallocated amounts. The totals per the schedules below will not and should not agree to the consolidated totals.


                                                       WWW.RAYTEL.COM * PAGE 27

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

The difference is due to corporate overhead and other unallocated amounts which are reflected in the reconciliation to consolidated earnings before income taxes (in thousands):


                                                 Information        Imaging        Facilities         Total
-------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED SEPTEMBER 30 1999:

   Net revenue                                    $  44,731        $  20,143        $  36,520       $ 101,394
   Total operating expenses                          33,859           14,719           28,857          77,435
                                                  -----------------------------------------------------------
   Segment contribution                              10,872            5,424            7,663          23,959

   Depreciation & amortization                        2,889            1,910            3,436           8,235
   Interest expense                                      --              149              663             812
   Minority interest/other expense (income)            (231)            (346)             656              79
                                                  -----------------------------------------------------------
   Segment profit                                 $   8,214        $   3,711        $   2,908       $  14,833
                                                  -----------------------------------------------------------
   Segment assets                                 $  37,416        $  16,819        $  58,820       $ 113,055
                                                  -----------------------------------------------------------
   Capital expenditures                           $   2,611        $   4,585        $     540       $   7,736
                                                  -----------------------------------------------------------

For the year ended September 30, 1998:

   Net revenue                                    $  46,171        $  19,977        $  41,481       $ 107,629
   Total operating expenses                          32,598           13,718           34,350          80,666
                                                  -----------------------------------------------------------
   Segment contribution                              13,573            6,259            7,131          26,963

   Depreciation & amortization                        2,890            1,843            3,505           8,238
   Interest expense                                      --               34              813             847
   Minority interest/other expense (income)            (139)              82              931             874
                                                  -----------------------------------------------------------
   Segment profit                                 $  10,822        $   4,300        $   1,882       $  17,004
                                                  -----------------------------------------------------------
   Segment assets                                 $  37,794        $  14,813        $  63,487       $ 116,094
                                                  -----------------------------------------------------------
   Capital expenditures                           $   1,962        $   1,483        $     893       $   4,338
                                                  -----------------------------------------------------------

For the year ended September 30, 1997:

   Net revenue                                    $  47,227        $  17,610        $  18,578       $  83,415
   Total operating expenses                          32,187           12,325           15,151          59,663
                                                  -----------------------------------------------------------
   Segment contribution                              15,040            5,285            3,427          23,752

   Depreciation & amortization                        3,194            1,843            1,138           6,175
   Interest expense                                      --               88              500             588
   Minority interest/other expense (income)          (2,704)             240               87          (2,377)
                                                  -----------------------------------------------------------
   Segment profit                                 $  14,550        $   3,114        $   1,702       $  19,366
                                                  -----------------------------------------------------------
   Segment assets                                 $  36,926        $  14,669        $  62,575       $ 114,170
                                                  -----------------------------------------------------------
   Capital expenditures                           $     923        $   1,066        $   1,600       $   3,589
                                                  -----------------------------------------------------------


                                                                       September 30,
--------------------------------------------------------------------------------------------------
                                                            1999            1998            1997
--------------------------------------------------------------------------------------------------
Segment profit                                            $ 14,833        $ 17,004        $ 19,366
Unallocated amounts:
   Corporate general and administrative                      4,103           4,967           3,610
   Corporate depreciation and amortization                     240              44             131
   Corporate interest expense                                1,807           2,143             197
   Corporate other expense (income)                            (90)           (112)           (214)
                                                          ----------------------------------------
Earnings before income taxes and extraordinary item       $  8,773        $  9,962        $ 15,642
                                                          ----------------------------------------


PAGE 28 * WWW.RAYTEL.COM

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Raytel Medical Corporation:

We have audited the accompanying consolidated balance sheets of Raytel Medical Corporation and Subsidiaries as of September 30, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raytel Medical Corporation and Subsidiaries as of September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 1999 in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP


ARTHUR ANDERSEN LLP

Hartford, Connecticut
November 12, 1999


                                                       WWW.RAYTEL.COM * PAGE 29

CORPORATE INFORMATION

CORPORATE OFFICES
Raytel Medical Corporation
2755 Campus Drive, Suite 200
San Mateo, California 94403
Tel: (650) 349-0800
Fax: (650) 349-8850
http://www.raytel.com

ANNUAL MEETING OF STOCKHOLDERS Raytel

Medical Corporation's Annual Meeting of Stockholders will be held on Thursday, March 2, 2000 beginning at 10:30 a.m. EST at LeMeridien, the Timberlay B Room, 250 Franklin Street, Boston, Massachusetts. All stockholders are invited to attend.

INVESTOR RELATIONS

A copy of the Company's Annual Report 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to Investor Relations at the Company's Corporate Offices.

STOCK LISTING

The Common Stock of Raytel Medical Corporation trades on the NASDAQ National Market under the symbol RTEL.

TRANSFER AGENT

BankBoston
c/o EquiServe, LP

PO Box 8040
Boston, MA 02266-8040

LEGAL COUNSEL

Gray Cary Ware & Freidenrich, Professional Corporation
Palo Alto, California

INDEPENDENT AUDITORS

Arthur Andersen LLP
Hartford, Connecticut

STOCK DATA NASDAQ SYMBOL:RTEL

The number of stockholders of record at September 30, 1999, was 446.

The Company's Common Stock is traded over-the-counter and is quoted on the Nasdaq National Market. The Company completed the initial public offering of its common stock in December 1995. The following table shows the high and low sales price as reported by Nasdaq for the fiscal quarters during the fiscal years ended September 30, 1999 and 1998.


                            Fiscal Year Ended September 30,
--------------------------------------------------------------------
                            1999                       1998
--------------------------------------------------------------------
                     High          Low           High          Low
--------------------------------------------------------------------
First quarter      $ 6 3/4      $ 3 5/8       $ 14 3/4      $ 10 1/2
Second quarter       5 3/16       4 1/16        13 1/16        7 3/8
Third quarter        6 9/16       3 11/16        7 15/16       5
Fourth quarter       4 3/4        2 1/8          6 1/4         4 1/2


The Company has not paid cash dividends during the fiscal years ended September 30, 1999 and 1998.

PAGE 30 * WWW.RAYTEL.COM

CORPORATE DIRECTORY

BOARD OF DIRECTORS AND OFFICERS

Richard F. Bader
Chairman of the Board of Directors
and Chief Executive Officer

Allan Zinberg
President, Raytel Medical Corporation,
emeritus, and Director

David E. Wertheimer, M.D.
Senior Vice President and Director

Swapan Sen
Senior Vice President, General Manager,
Medical Facility Operations

Michael O. Kokesh
Vice President, General Counsel and Secretary

John F. Lawler, Jr.
Vice President, Chief Financial Officer and
Corporate Controller

Thomas J. Fogarty, M.D.
Professor of Surgery at
Stanford University Medical School
General Partner, Three Arch Ventures, L.P.

Mary M. Lampe
Chief Operating Officer,
Cardiovascular Research Foundation

Gene I. Miller
General Partner, Peregrine Venture Funds

[RAYTEL MEDICAL CORPORATION LOGO] RAYTEL MEDICAL CORPORATION
                                  2755 Campus Drive, Suite 200
                                  San Mateo, CA 94403
                                  www.raytel.com

                                  1463-AR-00