Form 10-K, Exhibit 13
period 2000-09-30
RAYTEL MEDICAL CORP
filed 2000-12-29
CIK 1002017

                                                                   EXHIBIT 13.1


People & Technology

Raytel Medical Corporation
2000 Annual Report

COMPANY PROFILE

Raytel Medical Corporation is a company dedicated to providing diagnostic quality information to physicians who prescribe its services throughout the United States. There are three companies under the Raytel umbrella that provide that information:

RAYTEL INFORMATION SERVICES

Raytel Cardiac Services, Inc. is the leading provider of services and the dissemination of diagnostic information on pacemaker performance and arrhythmia monitoring to referring physicians in the country. These services include remotely monitoring patients for arrhythmias for a 30-day period and remotely testing pacemakers implanted in patients utilizing data transmission over the telephone. The company also processes 24-hour Holter monitoring tapes utilizing computer technology to localize suspected arrhythmias. The results from these tests are transmitted to the referring physician either by fax, mail, or in some cases posted on a secure Web site for immediate viewing by the physician.

RAYTEL DIAGNOSTIC IMAGING SERVICES

Raytel Imaging Holdings, Inc. provides quality diagnostic imaging through its diagnostic imaging centers located in clusters in the Atlantic states and California. Raytel's imaging operations include MRI, CT and other radiological exams provided in convenient facilities using state-of-the-art equipment. The Company's imaging operations also include a network with over 600 multi-modality diagnostic imaging facilities located throughout the East Coast. The network provides services to over 700,000 beneficiaries participating in occupational injury management programs and group health plans.

RAYTEL HEART CENTERS

Raytel supplies diagnostic data on vessels of the heart through its stand-alone cath labs as well as its stand-alone nuclear imaging facilities in the Texas and Louisiana areas. These centers do invasive diagnostic procedures performed by board-certified cardiologists in an outpatient setting. These procedures save the cardiologists valuable time and allow the patient to have the procedure done on an outpatient basis without an overnight stay in the hospital.

TOTAL REVENUES
(000'S OMITTED)

1996 ..................  $ 72,395
1997 ..................  $ 78,881
1998 ..................  $102,864
1999 ..................  $ 95,872
2000 ..................  $ 89,950



OPERATING INCOME
(000'S OMITTED)

1996 ..................  $10,491
1997 ..................  $12,287
1998 ..................  $12,753
1999 ..................  $10,409
2000 ..................  $ 3,543


NET INCOME FROM CONTINUING OPERATIONS
(000'S OMITTED)

1996 ..................  $6,567
1997 ..................  $8,678
1998 ..................  $5,692
1999 ..................  $4,948
2000 ..................  $1,158



STOCKHOLDER'S EQUITY
(000'S OMITTED)

1996 ..................  $48,878
1997 ..................  $61,899
1998 ..................  $66,491
1999 ..................  $72,029
2000 ..................  $67,862



www.raytel.com

Letter to Our Shareholders

In Fiscal Year 2000, Raytel achieved its goal of redirecting its focus to its key businesses, allowing the Company to concentrate on its core areas of expertise. This redirection created two operating companies, RAYTEL CARDIAC SERVICES, INC. and RAYTEL IMAGING HOLDINGS, INC. The Company's primary focus is now on the services provided through each of these companies -- transtelephonic monitoring of cardiac patients and outpatient diagnostic imaging, including cardiovascular cath labs. With the renewed focus on these key businesses, Raytel is positioned for growth in profits.

        Raytel has organized around company presidents for its individual businesses. At the end of the first quarter, Allan Zinberg, President, Raytel Medical Corporation, retired. In the second quarter, Swapan Sen was promoted to President of the diagnostic imaging division, Raytel Imaging Holdings, Inc., and Jason Sholder was hired and named President of the cardiac division, Raytel Cardiac Services, Inc.

        During the first quarter, continued problems with the new Cardiac Event Detection (CEDs) automated testing system resulted in abnormally long delays in answering telephone calls from patients and physicians. This culminated in a loss of business, which peaked in December 1999.

        The decline in profits at Raytel Cardiac Services occurred as a result of decreased revenues primarily from these problems in CEDs, and to a lesser extent, Pacemaker Follow-up. I am pleased to say the CEDs' patient volume has improved considerably from the 30% loss in business experienced during the first and second quarters; however, it has not yet returned to the volume realized in January, 1999.

        The OIG investigation into the Pacemaker monitoring operations, which was initiated on June 23, 2000, has also partially contributed to the Company's decline in profits. From the end of June, the time taken up by the Company lawyers, the anxiety caused by the questioning of our employees, including technician supervisors by government lawyers, has had its effects on the emotions of Raytel employees, including the CT supervisors of Pacemaker operations. As a result, the operational efficiency as measured by the number of pacemaker tests taken during the year, compared to the tests that could have been taken, has materially declined since the onset of the investigation despite the backlog of business. The decrease in efficiency resulted in costs that were higher than the corresponding revenue. On a more positive note, the Federal Register reported this month that there will be a 4% increase in reimbursement for pacemaker follow-up starting January 1, 2001. This will provide a boost to both earnings and revenue during the second quarter of the year.

As of the date that I write this to you, Raytel is still speculating regarding the exact cause of the OIG investigation. Neither the company nor any individuals have been charged with any wrongdoing as a result of any findings of the investigation. Although there is no official word on the scope of the investigation, we have been given strong indications that the investigation was at least in part triggered by an audit of the CT Medicare carrier over the length of time the technicians are required to collect an ECG strip. The Company has discovered that there are no consistent applications of the rules with regard to this requirement across the country. The attorneys representing the government seem to be acutely aware of the problems this investigation is causing our Cardiac division and they are attempting to work with our lawyers to find an acceptable solution that will allow the Company to get back to its business.

        Jason Sholder joined the Company as President of Raytel Cardiac Services, Inc. in May 2000. He has contributed significantly during his tenure; however, the OIG investigation, which began just five weeks after his appointment, has had a significant impact on the speed of implementation of some of the plans and changes he wanted to implement, including the reduction of expenses. He has already replaced antiquated mechanical recorders associated with the pacemaker testing stations with new custom designed electronics. This assures more accurate, reliable tests by our technicians. Jason anticipates introducing a new, more reliable Raytel developed computer testing system in the first quarter of Fiscal 2001.

        Under the leadership of Swapan Sen, President, Raytel Imaging Holdings, Inc., The imaging division has once again maintained a solid performance for the year. Revenue increased by $2,509,000 or 12.5%, compared to last year, resulting in increased operating income. The division's imaging network, Raytel Imaging Network, increased its revenues by approximately 28.3% compared to the previous year. This increase is attributed to the increased number of contracts from self insured companies. The Network also contributed to increased operating income, posting an 88.1% increase over last year. The introduction of new advanced equipment has kept our centers technologically competitive. Even centers that experienced a substantial amount of competition, such as Raytel's Bronx, NY center, are showing improvement.

        Fiscal 2000 saw the opening of two new Raytel



2 RAYTEL MEDICAL CORPORATION                                      www.raytel.com
imaging facilities. Raytel Medical Imaging - Collegeville opened January, 2000, in Collegeville, PA. Raytel is experiencing significant growth from this new center that was designed to complement our existing center in Norristown, PA. Collegeville is performing in accordance with plan and has improved the market penetration of Raytel in the Norristown area. With the opening of our new Collegeville facility, additional space was allocated for the relocation of Raytel's imaging network. A second satellite facility was opened in Laurel Springs, NJ, to complement our existing multi-modality facility in Turnersville, NJ.

        We anticipate continued growth in the imaging division through Fiscal 2001. Raytel plans to expand the diagnostic imaging business over the next 12 months with the addition of new services to existing centers and acquisitions of new centers within our two areas of influence, the Mid-Atlantic states and California. To assure we continue to provide the most advanced technology at our imaging facilities, we are investigating new advanced modalities which we anticipate adding to our existing centers.

        The Raytel cath labs showed growth in many of the centers. Due to government regulation changes last year, it became necessary to separate the nuclear imaging business from the cath lab business. As a result, two Raytel nuclear imaging facilities were created, Raytel Nuclear Imaging - Fort Worth and Raytel Nuclear Imaging - West Houston, both of which are doing well. One cath lab is being disbanded because it does not make economic sense to have the lab without nuclear imaging. Raytel is upgrading the cath equipment at another center and anticipates substantial improvements in profitability as a result of this new equipment.

        During the third quarter Raytel divested the management company that managed Southeast Texas Cardiology Associates II, L. L. P. (SETCA), a cardiology practice with some ancillary services in Southeast Texas, to the SETCA practice. This transaction occurred as a result of the advice of Piper Jaffrey, who we had hired to advise Raytel on the best way to enhance stockholder value. As a result of the completion of this transaction Raytel retired 122,068 shares of stock and eliminated a $2.3 million note that was being carried on the Raytel Balance Sheet due and payable next year. This resulted in a one-time non-cash charge for discontinued operations of $4,965,000 net of an estimated tax benefit of approximately $3,367,000.

        Our physician practice management operations in Port St. Lucie increased its revenue to $17,629,000 from $15,951,000 last year, although the practice did post a slight loss for two of the summer months which is the slowest time at Port St. Lucie. For the year, the practice posted an increase of 10.5% in revenues and an increase of 7.7% in operating income.

        This past year has been one of redirection and refocusing for Raytel. Despite some setbacks we experienced, we look forward to a return to greater profitability. However, we do not anticipate material improvements in revenues for this fiscal year, due to the restructuring of the Company. We welcome you to follow our progress as we move forward by visiting our web site at www.raytel.com.


Sincerely,

/s/ RICHARD E. BADER
Richard E. Bader
Chairman of the Board and Chief Executive Officer


www.raytel.com                                      RAYTEL MEDICAL CORPORATION 3

FINANCIAL TABLE OF CONTENTS

Five Year Financial Summary ................................................   5

Management's Discussion and Analysis of Financial Condition and
  Results of Operations ....................................................   6

Consolidated Balance Sheets ................................................  13

Consolidated Statements of Operations ......................................  14

Consolidated Statements of Changes in Stockholders' Equity .................  15

Consolidated Statements of Cash Flows ......................................  16

Notes to Consolidated Financial Statements .................................  17

Report of Independent Public Accountants ...................................  29

Corporate Information ......................................................  30

Corporate Directory .........................................  Inside Back Cover



4 RAYTEL MEDICAL CORPORATION                                      www.raytel.com

FIVE YEAR FINANCIAL SUMMARY

                                                                             Fiscal Year Ended September 30,
--------------------------------------------------------------------------------------------------------------------------------
(000's omitted, except per share data)                     2000            1999            1998            1997           1996
--------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA
Revenues:
   Cardiac information services                         $  40,782       $  44,731       $  46,171       $  47,227       $ 43,649
   Diagnostic imaging services                             22,652          20,143          19,977          17,610         19,970
   Heart facilities and other                              26,516          30,998          36,716          14,044          8,776
                                                        ------------------------------------------------------------------------
Total revenues                                             89,950          95,872         102,864          78,881         72,395
Provision for OIG investigation expenses                    2,000              --              --              --             --
Operating costs and selling, general and
 administrative expenses                                   76,119          77,520          82,344          60,793         56,314
Depreciation and amortization                               8,288           7,943           7,767           5,801          5,590
                                                        ------------------------------------------------------------------------
   Operating income                                         3,543          10,409          12,753          12,287         10,491
Interest expense                                            1,968           2,312           2,683             415            512
Other expense (income), net                                  (788)         (1,011)           (509)         (3,076)          (591)
Minority interest                                             602           1,000           1,273             485            762
                                                        ------------------------------------------------------------------------
Income from continuing operations before
  income taxes and extraordinary item                       1,761           8,108           9,306          14,463          9,808
Provision for income taxes                                    603           3,160           3,614           5,785          3,241
                                                        ------------------------------------------------------------------------
Income from continuing operations before
  extraordinary item                                        1,158           4,948           5,692           8,678          6,567
Discontinued operations:
   Income from discontinued operations, net of tax              5             406             401             707             13
   Loss on disposal of discontinued operations,
     net of tax benefit                                    (4,965)             --              --              --             --
Extraordinary item, net of tax benefit                         --              --              --            (721)          (449)
                                                        ------------------------------------------------------------------------
Net income (loss)                                       $  (3,802)      $   5,354       $   6,093       $   8,664       $  6,131
                                                        ========================================================================
Basic income (loss) per share:
   Income from continuing operations                    $     .13       $     .56       $     .64       $    1.03       $    .86
   Income (loss) from discontinued operations                (.57)            .05             .05             .08             --
   Loss from extraordinary item                                --              --              --            (.09)          (.06)
                                                        ========================================================================
      Total                                             $    (.44)      $     .61       $     .69       $    1.02       $    .80
                                                        ========================================================================
Diluted income (loss) per share:
   Income from continuing operations                    $     .13       $     .54       $     .61       $     .96       $     80
   Income (loss) from discontinued operations                (.57)            .05             .05             .08             --
   Loss from extraordinary item                                --              --              --            (.08)          (.05)
                                                        ========================================================================
      Total                                             $    (.44)      $     .59       $     .66       $     .96       $    .75
                                                        ========================================================================
Weighted average shares outstanding:
   Basic                                                    8,747           8,711           8,879           8,458          7,623
                                                        ========================================================================
   Diluted                                                  8,747           9,040           9,294           9,039          8,194
                                                        ========================================================================

CONSOLIDATED BALANCE SHEET DATA
Total assets                                            $ 109,597       $ 117,783       $ 122,186       $ 119,421       $ 68,030
Long-term debt and capital lease obligations(1)            25,197          29,370          36,997          36,354          7,576
Total stockholders' equity                                 67,862          72,029          66,491          61,899         48,878

(1) Includes current portion of long-term debt and capital lease obligations.



www.raytel.com                                      RAYTEL MEDICAL CORPORATION 5

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis includes a number of forward-looking statements which reflect Raytel Medical Corporation's ("Raytel" or the "Company") current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed under "Business Environment and Future Results" and elsewhere in this discussion, that could cause actual results to differ materially from historical results or those anticipated. In this discussion, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

OVERVIEW

The Company generates its revenues from cardiac information services (which include telephonic monitoring services for cardiac pacemaker patients ("Pacing"), cardiac event detection services ("CEDS") and Holter monitoring), diagnostic imaging services and from heart facilities.

Following the Company's initial public offering in December 1995, the Company entered into a series of transactions which expanded its heart center and physician practice management businesses. As a result, revenue has also been provided from: the Raytel Heart Center at Granada Hills ("RHCGH") beginning on February 1, 1996; the management of Southeast Texas Cardiology Associates II, L.L.P. ("SETCA") beginning on September 18, 1996; the management of Comprehensive Cardiology Consultants, a Medical Group, Inc. ("CCMG") beginning on November 1, 1996; and Cardiovascular Ventures, Inc. ("CVI") beginning on August 15, 1997, which included the multi-specialty physician clinic, Heart and Family Health Institute ("HFHI") and six cardiovascular diagnostic facilities. The management of SETCA and CCMG comprised the Company's Practice Management Division.

Under certain practice management contracts, revenues were recognized pursuant to long-term arrangements with physician groups under which the Company provided the physician group with a full range of services, including, but not limited to, office space, specialized clinical and procedural facilities, medical equipment, data processing and medical record keeping, billing and collection procedures and services, non-physician licensed personnel, such as nurses and technicians, as well as office staff and administrative personnel. In the case of SETCA and CCMG, the Company's practice management revenues were derived from the physician groups' revenues, generally as a purchased service, except for certain physician compensation and employment benefits, which were paid by the physician group on a priority basis. For HFHI, the Company recognizes 100% of all medical revenue as the physicians are employees of the Company.

On August 15, 1997, the Company acquired all of the outstanding capital stock of CVI, of New Orleans, Louisiana. CVI manages, owns, and operates cardiovascular diagnostic facilities in Texas, Louisiana and Florida and owns and manages a physician clinic in Florida. Total original consideration for the transaction consisted of cash and transaction cost of approximately $16,980,000 and 500,000 shares of Raytel Common Stock. During fiscal 1998, there were additional transaction costs of approximately $280,000 and an additional 46,668 shares of the Company's Common Stock has been or will be issued. The contingent promissory notes in the aggregate principal amount of $820,000 were cancelled in accordance with the terms of the agreement.

On October 9, 1997, the Company announced it had entered into an agreement with The Baptist Hospital of Southeast Texas ("Baptist") to develop a Raytel Cardiovascular Center at the hospital. Under the agreement, Raytel was to manage the cardiovascular center, which provided the entire continuum of cardiovascular services, including diagnostic, therapeutic and patient management programs. Among other duties, Raytel was to be responsible for the day-to-day operations of the heart center, including administrative support, information systems management, marketing and public relations activities. The Company began operations at Baptist during its fourth quarter of fiscal 1998. Due to the merger between Baptist and the Memorial Hermann Hospital System, a modified agreement became effective March 1, 1999. Therefore,



6 RAYTEL MEDICAL CORPORATION                                      www.raytel.com
during the first five months of fiscal 1999, the Company only recognized revenue to the extent of expenses. Effective March 1, 1999, the Company recognized revenue based on the modified agreement which called for the Company to manage portions of the cardiovascular surgery and cardiology programs at Baptist and to develop and manage specialty clinics to support the cardiovascular program.

Effective March 27, 1999, the Company entered into a revised agreement with RHCGH. The new agreement results in significantly lower revenues and expenses than revenues and expenses recognized under the previous agreements.

In November 1999, the Company filed a demand for arbitration against CCMG with JAMS/Endispute, Inc. The Company provided management services to CCMG pursuant to a long-term management services agreement entered into between the parties in November 1996. The demand for arbitration asserts that Raytel is entitled to rescission, restitution and/or damages as a result of CCMG's material breaches of the management services agreement. The Company does not expect that an adverse opinion in the arbitration will have a material adverse effect on the financial condition of the Company.

In order to settle a dispute and avoid protracted litigation, initiated by SETCA, effective May 31, 2000, the Company's Board of Directors approved management's plan to sell SETCA. As a result of the discontinuance of the management of CCMG and the sale of SETCA, the Company discontinued the Practice Management Division. Effective May 31, 2000, the Company sold substantially all of the assets of Raytel Nuclear Imaging-Orange, L.P. and the common stock of Raytel Texas Physicians Services, Inc. in exchange for promissory notes in the aggregate amount of approximately $2,300,000 and the physicians' agreement to cancel existing rights to receive 122,068 shares of Raytel's common stock. Accordingly, the Company reported the results of operations of the Practice Management Division and the loss on disposal as discontinued operations. The loss on disposal of $4,965,000 is net of an estimated tax benefit of approximately $3,367,000.

Raytel is currently the subject of a grand jury investigation of unspecified allegations concerning certain business practices. In connection with the investigation, Raytel has reviewed its compliance with Medicare billing and record-keeping requirements on a patient-by-patient basis. Pending such confirmation, Raytel held Medicare reimbursement checks received since June 23, 2000 in payment of invoices for pacemaker monitoring services and established an escrow account for funds inadvertently deposited with respect to such services received since the date of the investigation. In addition, Raytel suspended billing for such services. Most of the checks are deposited, most of the cash is released from escrow, and new billings for services performed has commenced. The total amount of such uncashed checks and escrowed funds was approximately $1,580,000 as of September 30, 2000. Since Raytel recognizes revenue when patient services are provided, neither the escrow arrangement nor the deferred billing has had a direct impact on Raytel's operating results. If the Company's review discloses any patient billings that have not been fully compliant with Medicare requirements, any resulting billing adjustments or reversals will be charged against operating results in that current period. In addition, the Company has incurred, and expects to continue to incur, substantial legal fees and other expenses in connection with the investigation and has accrued a reserve of $2,000,000 to cover the estimated amounts of these expenses. As of September 30, 2000, the Company had received legal bills and other charges of approximately $896,000 related to the investigation. Expenses in excess of the $2,000,000 reserve, if any, will adversely affect operating results in future periods, regardless of the eventual outcome of the investigation. At this time, the Company cannot determine the additional financial impact, if any, of this investigation. Moreover, the investigation, and the related internal compliance review, also have diverted, and are expected to continue to divert, the efforts and attention of a number of Raytel's management and administrative personnel. The impact of this diversion reduced the efficiency of Raytel's pacemaker monitoring operations during the last week of the quarter ended June 30, 2000 and adversely affected both revenues and operating expenses for that period as well as the quarter ended September 30, 2000. Raytel expects that,



www.raytel.com                                      RAYTEL MEDICAL CORPORATION 7

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



while the impact of the investigation on the Company's operations will be less significant as the investigation proceeds, it will continue to adversely affect operating results in future periods.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain data derived from the Consolidated Statements of Operations as a percentage of total revenues:

                                                                      Fiscal Year Ended September 30,
-----------------------------------------------------------------------------------------------------
                                                                      2000         1999        1998
-----------------------------------------------------------------------------------------------------
Total revenues                                                        100.0%       100.0%      100.0%
Operating costs and selling, general and administrative expenses       86.8         80.9        80.1
Depreciation and amortization                                           9.2          8.3         7.6
                                                                      -------------------------------
Operating income                                                        4.0         10.8        12.3
Interest expense and other expense (income)                             1.3          1.4         2.1
Minority interest                                                        .7          1.0         1.2
                                                                      -------------------------------
Income from continuing operations before income taxes                   2.0          8.4         9.0
Provision for income taxes                                               .7          3.3         3.5
                                                                      -------------------------------
Income from continuing operations                                       1.3          5.1         5.5
Discontinued operations                                                (5.5)          .4          .4
                                                                      -------------------------------
Net income (loss)                                                      (4.2)%        5.5%        5.9%
                                                                      ===============================


FISCAL YEAR ENDED SEPTEMBER 30, 2000 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1999

REVENUES. For the fiscal year ended September 30, 2000, total revenues were $89,950,000 compared to $95,872,000 for fiscal 1999, representing a decrease of $5,922,000, or 6.2%.

Cardiac information services revenues were $40,782,000 in fiscal year 2000, compared to $44,731,000 in fiscal year 1999, a decrease of $3,949,000 ,or 8.8%. The decrease in revenues for cardiac information services was due primarily to lower revenues from Pacing and CEDS as a result of lower test volumes. Diagnostic imaging services revenue was $22,652,000 in fiscal 2000, compared to $20,143,000 in fiscal 1999, an increase of $2,509,000, or 12.5%, due primarily to increases in revenue at certain centers and the imaging network due to an increase in patient volumes. Heart facilities and other revenues were $26,516,000 in fiscal 2000, compared to $30,998,000 in fiscal 1999, a decrease of $4,482,000, or 14.5%, due primarily to lower revenue at RHCGH due to the amended agreement and, to a lesser extent, lower revenue at certain cardiovascular diagnostic facilities, partially offset by an increase in revenue from HFHI.

OPERATING EXPENSES. Operating costs and selling, general and administrative expenses decreased by $1,401,000, or 1.8% (excluding the provision for OIG investigation expenses), from $77,520,000 in fiscal 1999 to $76,119,000 in fiscal 2000 due primarily to lower expenses at RHCGH due to the amended agreement, partially offset by increases in costs and expenses in diagnostic imaging services, HFHI and cardiac information services. Operating costs and selling, general and administrative expenses (excluding the OIG provision) as a percentage of total revenues increased from 80.9% in fiscal 1999 to 84.6% in fiscal 2000.

PROVISION FOR OIG INVESTIGATION EXPENSES. The Company has provided $2,000,000 for expected expenses associated with the OIG investigation.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by $345,000, or 4.3%, from $7,943,000 in fiscal 1999 to $8,288,000 in fiscal
2000 and increased as a percentage of revenues from 8.3% in fiscal 1999 to 9.2% in fiscal 2000.



8 RAYTEL MEDICAL CORPORATION                                      www.raytel.com

OPERATING INCOME. As a result of the foregoing factors, operating income decreased by $6,866,000, or 66.0%, from $10,409,000 in fiscal 1999 to $3,543,000 in fiscal 2000.

INTEREST EXPENSE. Interest expense decreased by $344,000, or 14.9%, from $2,312,000 in fiscal 1999 to $1,968,000 in fiscal 2000 due primarily to a decrease in the average amount of debt outstanding.

OTHER EXPENSE (INCOME). Other income decreased by $223,000 from $1,011,000 for fiscal 1999 to $788,000 for fiscal 2000 due primarily to a series of insignificant items.

MINORITY INTEREST. Minority interest decreased by $398,000 from $1,000,000 in fiscal 1999 to $602,000 in fiscal 2000 due primarily to decreased income in certain cardiovascular diagnostic facilities.

INCOME TAXES. The provision for income taxes decreased by $2,557,000, or 80.9%, from $3,160,000 in fiscal 1999 to $603,000 in fiscal 2000 as a result of decreased taxable income.

INCOME (LOSS) FROM CONTINUING OPERATIONS. As a result of the foregoing factors, income from continuing operations decreased by $3,790,000, or 76.6%, from $4,948,000 in fiscal 1999 to $1,158,000 in fiscal 2000.

DISCONTINUED OPERATIONS. Income from operations of a discontinued segment decreased by $401,000 from $406,000 in fiscal 1999 to $5,000 in fiscal 2000, net of tax. The loss on disposal of the physician practice management business of $4,965,000 is net of an estimated tax benefit of $3,367,000.

NET INCOME (LOSS). As a result of the foregoing factors, the Company incurred a net loss of $3,802,000 in fiscal 2000 versus net income of $5,354,000 in fiscal 1999.

FISCAL YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1998

REVENUES. For the fiscal year ended September 30, 1999, total revenues were $95,872,000 compared to $102,864,000 for fiscal 1998, representing a decrease of $6,992,000, or 6.8%.

Cardiac information services revenues were $44,731,000 in fiscal 1999 compared to $46,171,000 in fiscal 1998, a decrease of $1,440,000, or 3.1%. The decrease in revenues for cardiac information services was due primarily to slight decreases in Pacing and CEDs revenue. Diagnostic imaging services revenue was $20,143,000 in fiscal 1999, compared to $19,977,000 in fiscal 1998, an increase of $166,000, or .8%. Heart facilities and other revenues were $30,998,000 in fiscal 1999, compared to $36,716,000 in fiscal 1998, a decrease of $5,718,000, or 15.6%, due primarily to lower revenues at RHCGH due to the amended agreement.

OPERATING EXPENSES. Operating costs and selling, general and administrative expenses decreased by $4,824,000, or 5.9%, from $82,344,000 in fiscal 1998 to $77,520,000 in fiscal 1999 due primarily to lower expenses at RHCGH due to the amended agreement, partially offset by increases in costs and expenses in diagnostic imaging services and, to a lesser degree, by increases in cardiac information services. Operating costs and selling, general and administrative expenses as a percentage of total revenues increased slightly from 80.1% in fiscal 1998 to 80.9% in fiscal 1999. At RHCGH, operating expenses were slightly in excess of revenues for both fiscal 1999 and 1998.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by $176,000, or 2.3%, from $7,767,000 in fiscal 1998 to $7,943,000 in fiscal
1999 and increased as a percentage of revenues from 7.6% in fiscal 1998 to 8.3% in fiscal 1999.

OPERATING INCOME. As a result of the foregoing factors, operating income decreased by $2,344,000, or 18.4%, from $12,753,000 in fiscal 1998 to
$10,409,000 in fiscal 1999.



www.raytel.com                                      RAYTEL MEDICAL CORPORATION 9

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



INTEREST EXPENSE. Interest expense decreased by $371,000, or 13.8%, from $2,683,000 in fiscal 1998 to $2,312,000 in fiscal 1999 due primarily to lower interest rates and to a decrease in the average debt outstanding.

OTHER EXPENSE (INCOME). Other income increased by $502,000 from $509,000 for fiscal 1998 to $1,011,000 for fiscal 1999 due primarily to a series of insignificant items.

MINORITY INTEREST. Minority interest decreased by $273,000 from $1,273,000 in fiscal 1998 to $1,000,000 in fiscal 1999 due primarily to decreased income in a certain cardiovascular diagnostic facility.

INCOME TAXES. The provision for income taxes decreased by $454,000, or 12.6%, from $3,614,000 in fiscal 1998 to $3,160,000 in fiscal 1999 as a result of decreased taxable income.

INCOME FROM CONTINUING OPERATIONS. As a result of the foregoing factors, net income decreased by $744,000, or 13.1%, from $5,692,000 in fiscal 1998 to $4,948,000 in fiscal 1999.

DISCONTINUED OPERATIONS. Income from operations of a discontinued segment increased $5,000 from $401,000 in fiscal 1998 to $406,000 in fiscal 1999, net of tax.

NET INCOME. As a result of the foregoing factors, net income decreased by $739,000, or 12.1%, from $6,093,000 in fiscal 1998 to $5,354,000 in fiscal 1999.

BUSINESS ENVIRONMENT AND FUTURE RESULTS

The Company's future operating results may be affected by various trends in the healthcare industry as well as by a variety of other factors, some of which are beyond the Company's control.

The healthcare industry is undergoing significant change as third-party payors attempt to control the cost, utilization and delivery of healthcare services. Substantially all of the Company's revenues are derived from Medicare, HMOs, commercial insurers and other third-party payors. Both government and private payment sources have instituted cost containment measures designed to limit payments made to healthcare providers by reducing reimbursement rates, limiting services covered, increasing utilization review of services, negotiating prospective or discounted contract pricing, adopting capitation strategies and seeking competitive bids. Revenue from the Company's Pacing operations during certain periods of the last three fiscal years has been negatively impacted by Medicare reimbursement rate reductions. Reimbursement rate reductions applicable to the Company's Pacing procedures became effective on January 1, 1997. These reductions had a negative effect on the Company's operating results for the last three quarters of fiscal 1997 and for the first quarter of fiscal 1998. The Company's Pacing operations have been favorably impacted for the period January 1, 1998 to December 31, 1998 due to an increase in Medicare reimbursement rates effective on January 1, 1998. However, a slight decrease in these rates became effective on January 1, 1999, thereby having a negative effect on Pacing revenue for calendar year 1999. There was a slight increase in Medicare reimbursement rates effective January 1, 2000. The Company cannot predict with any certainty whether or when additional reductions or changes in Medicare or other third-party reimbursement rates or policies will be implemented. There can be no assurance that future changes, if any, will not adversely affect the amounts or types of services that may be reimbursed to the Company, or that future reimbursement of any service offered by the Company will be sufficient to cover the costs and overhead allocated to such service.

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



10 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

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

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2000, the Company had working capital of $32,387,000, compared to $28,599,000 at September 30, 1999. At September 30, 2000, the Company had cash and temporary cash investments of $8,781,000. At September 30, 2000, $20,258,000 was outstanding under the Company's $45,000,000 line of credit.

The Company batch-bills Medicare insurance carriers for most cardiac testing services performed during the first few months of each calendar year. This practice results in a temporary build-up of accounts receivable during the Company's second and third fiscal quarters and the collection of these receivables primarily during the subsequent fourth fiscal quarter.

The Company has a revolving line of credit with two banks in the amount of $45,000,000 to fund working capital needs, future acquisitions, equipment purchases and other business needs. Amounts outstanding under the line of credit bear interest based on a defined formula and are subject to certain covenants. The line of credit expires in August 2001 at which time any outstanding balance will be due and payable. The Company is currently in default of one of its financial covenants in connection with its line of credit. The Company has requested a waiver from the banks. If the banks do not grant the waiver, the banks have the right to terminate the credit facility and demand payment in full of the outstanding balance.

On December 15, 2000, the line of credit agreement was amended to lower the line of credit to $20,000,000 and to revise certain financial and other covenants and terms. The interest rate was changed to be based on LIBOR plus 275 basis points, or the bank's prime rate plus 50 basis points, at the option of the Company and the due date was extended to October 1, 2001. A new non-financial covenant was added which states any civil financial settlement in excess of $1,000,000 and/or criminal charges relating to the ongoing OIG investigation will be an event of default. In addition, the banks granted a waiver for the event of default existing at September 30, 2000.



www.raytel.com                                     RAYTEL MEDICAL CORPORATION 11

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



The Company's long-term capital requirements will depend on numerous factors, including the rate at which the Company develops new products and services and acquires other businesses, if any. The Company believes that its cash and cash equivalent balances, together with amounts available from bank borrowings and cash generated by its operating activities, will be adequate to meet the Company's anticipated needs for working capital and capital expenditures through fiscal 2001.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is exposed to market risk from interest rate fluctuations because it uses variable rate debt to finance working capital requirements. The Company does not believe that there is any material market risk exposure with respect to other financial instruments that would require further disclosure under this item.

PERCENTAGE OF CONSOLIDATED REVENUES

                                           Fiscal Year Ended September 30,
                                        -------------------------------------
                                        2000            1999            1998
                                        ----            ----            ----
Cardiac information services             45%             47%             45%
Diagnostic imaging services              25%             21%             19%
Heart facilities and other               30%             32%             36%
                                        -----------------------------------
   Total                                100%            100%            100%
                                        ===================================

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

                                                             FISCAL YEAR ENDED SEPTEMBER 30, 2000
----------------------------------------------------------------------------------------------------------------
(000's omitted, except per share amounts)        DECEMBER 31,     MARCH 31,        JUNE 30,        SEPTEMBER 30,
----------------------------------------------------------------------------------------------------------------
Net revenues                                       $22,631         $23,450         $ 22,704          $ 21,165
                                                 ===============================================================
Income (loss) before income taxes                  $ 1,427         $ 1,415         $ (1,281)         $    200
Provision for income taxes                             556             552             (499)               (6)
                                                 ---------------------------------------------------------------
Income (loss) from continuing operations               871             863             (782)              206
Income (loss) from discontinued operations              29              17           (5,006)               --
                                                 ---------------------------------------------------------------
Net income (loss)                                  $   900         $   880         $ (5,788)         $    206
                                                 ===============================================================
Net income (loss) per share(1):
   Basic                                           $   .10         $   .10         $   (.66)         $    .02
                                                 ===============================================================
   Diluted                                         $   .10         $   .10         $   (.66)         $    .02
                                                 ===============================================================

                                                     Fiscal Year Ended September 30, 1999
------------------------------------------------------------------------------------------------------
                                          December 31,     March 31,        June 30,     September 30,
------------------------------------------------------------------------------------------------------
Net revenues                                $24,501         $25,636         $23,146         $22,589
                                          ============================================================
Income before income taxes                  $ 2,049         $ 1,986         $ 2,037         $ 2,036
Provision for income taxes                      799             775             794             792
                                          ------------------------------------------------------------
Income from continuing operations             1,250           1,211           1,243           1,244
Income from discontinued operations             100             132              93              81
                                          ============================================================
Net income                                  $ 1,350         $ 1,343         $ 1,336         $ 1,325
                                          ============================================================
Net income per share(1):
   Basic                                    $   .16         $   .15         $   .15         $   .15
                                          ============================================================
   Diluted                                  $   .15         $   .15         $   .15         $   .15
                                          ============================================================

(1) Quarterly per share earnings do not necessarily equal the total per share earnings reported for the year as a result of the dilutive effect of common stock equivalents on the calculation of per share earnings.



12 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2000 AND 1999


                                                                                    September 30,
----------------------------------------------------------------------------------------------------------
(000's omitted)                                                                 2000               1999
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                 $   7,201          $   6,110
   Cash held in escrow                                                           1,580                 --
   Receivables, net                                                             36,840             34,858
   Prepaid expenses and other                                                    2,597              3,143
                                                                             -----------------------------

      Total current assets                                                      48,218             44,111
Property and equipment, less accumulated depreciation
 and amortization                                                               19,651             22,239
Intangible assets, less accumulated amortization                                41,672             51,388
Other assets                                                                        56                 45
                                                                             -----------------------------
      Total assets                                                           $ 109,597          $ 117,783
                                                                             =============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt and capital lease obligations           $   1,067          $   2,124
   Accounts payable                                                              5,258              3,793
   Accrued compensation and benefits                                             3,177              3,391
   Accrued other liabilities                                                     6,329              6,204
                                                                             -----------------------------
      Total current liabilities                                                 15,831             15,512
Long-term debt and capital lease obligations, net of current portion            24,130             27,246
Deferred liabilities                                                                --                129
Minority interest in consolidated entities                                       1,774              2,867
                                                                             -----------------------------
      Total liabilities                                                         41,735             45,754
                                                                             -----------------------------
Commitments and contingencies (Notes 9, 11 and 13)
Stockholders' equity:
   Common stock                                                                      9                  9
   Additional paid-in capital                                                   62,664             62,053
   Common stock to be issued                                                        69              1,045
   Retained earnings                                                             8,742             12,544
                                                                             -----------------------------
                                                                                71,484             75,651
   Less treasury stock, at cost                                                 (3,622)            (3,622)
                                                                             -----------------------------
      Total stockholders' equity                                                67,862             72,029
                                                                             -----------------------------
      Total liabilities and stockholders' equity                             $ 109,597          $ 117,783
                                                                             =============================



The accompanying notes are an integral part of these consolidated financial statements.



www.raytel.com                                     RAYTEL MEDICAL CORPORATION 13

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998


                                                                                         September 30,
-------------------------------------------------------------------------------------------------------------------------
(000's omitted, except per share amounts)                                    2000              1999               1998
-------------------------------------------------------------------------------------------------------------------------
Revenues:
   Cardiac information services                                            $ 40,782          $ 44,731          $  46,171
   Diagnostic imaging services                                               22,652            20,143             19,977
   Heart facilities and other                                                26,516            30,998             36,716
                                                                           ----------------------------------------------
      Total revenues                                                         89,950            95,872            102,864
                                                                           ----------------------------------------------
Costs and expenses:
   Provision for OIG investigation expenses                                   2,000                --                 --
   Operating costs                                                           41,203            43,042             48,481
   Selling, general and administrative                                       34,916            34,478             33,863
   Depreciation and amortization                                              8,288             7,943              7,767
                                                                           ----------------------------------------------
      Total costs and expenses                                               86,407            85,463             90,111
                                                                           ----------------------------------------------
   Operating income                                                           3,543            10,409             12,753
Interest expense                                                              1,968             2,312              2,683
Other expense (income), net                                                    (788)           (1,011)              (509)
Minority interest                                                               602             1,000              1,273
                                                                           ----------------------------------------------
   Income from continuing operations before income taxes                      1,761             8,108              9,306
Provision for income taxes                                                      603             3,160              3,614
                                                                           ----------------------------------------------
   Income from continuing operations                                          1,158             4,948              5,692

Discontinued operations:
   Income from discontinued operations, net of tax                                5               406                401
   Loss on disposal of discontinued operations, net of tax benefit           (4,965)               --                 --
                                                                           ----------------------------------------------
Net income (loss)                                                          $ (3,802)         $  5,354          $   6,093
                                                                           ==============================================

Basic income per share:
   Income from continuing operations                                       $    .13          $    .56          $     .64
   Income (loss) from discontinued operations                                  (.57)              .05                .05
                                                                           ----------------------------------------------
      Total                                                                $   (.44)         $    .61          $     .69
                                                                           ==============================================

Diluted income (loss) per share:
   Income from continuing operations                                       $    .13          $    .54          $     .61
   Income (loss) from discontinued operations                                  (.57)              .05                .05
                                                                           ----------------------------------------------
      Total                                                                $   (.44)         $    .59          $     .66
                                                                           ==============================================

Weighted average shares outstanding:
   Basic                                                                      8,747             8,711              8,879
                                                                           ----------------------------------------------
   Diluted                                                                    8,747             9,040              9,294
                                                                           ==============================================



The accompanying notes are an integral part of these consolidated financial statements.



14 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

\
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998


                                              Common Stock       Additional    Common                                      Total
                                          --------------------    Paid-in     Stock to        Retained     Treasury    Stockholders'
(000's omitted, except shares)              Shares      Amount    Capital     be Issued       Earnings       Stock        Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997             8,906,397       $9      $61,261      $   943       $  1,097       $(1,411)      $ 61,899

Net income                                       --       --           --           --          6,093            --          6,093

Warrants exercised                           31,359       --          125           --             --            --            125

Options exercised                            11,001       --           55           --             --            --             55

Repurchase of shares                       (322,600)      --           --           --             --        (2,211)        (2,211)

Employee stock purchase                       6,361       --           44           --             --            --             44
Value of 46,668 shares to be issued              --       --           --          486             --            --            486

Value of 30,981 shares issued                30,981       --          305         (305)            --            --             --
                                          -----------------------------------------------------------------------------------------
Balance at September 30, 1998             8,663,499        9       61,790        1,124          7,190        (3,622)        66,491

Net income                                       --       --           --           --          5,354            --          5,354

Options exercised                            59,206       --          120           --             --            --            120

Stock compensation grant                      7,348       --           37           --             --            --             37

Employee stock purchase                       6,973       --           27           --             --            --             27

Value of 8,104 shares issued                  8,104       --           79          (79)            --            --             --
                                          -----------------------------------------------------------------------------------------
Balance at September 30, 1999             8,745,130        9       62,053        1,045         12,544        (3,622)        72,029

Net loss                                         --       --           --           --         (3,802)           --         (3,802)

Employee stock purchase                       5,299       --           11           --             --            --             11

Cancellation of 137,360 shares
   to be issued                                  --       --          600         (976)            --            --           (376)
                                          -----------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2000             8,750,429       $9      $62,664      $    69       $  8,742       $(3,622)      $ 67,862
                                          =========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



www.raytel.com                                     RAYTEL MEDICAL CORPORATION 15

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998


                                                                          September 30,
---------------------------------------------------------------------------------------------------
(000's omitted)                                                  2000          1999          1998
---------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                           $(3,802)      $  5,354       $ 6,093
   Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization                              8,288          8,475         8,282
      Minority interest                                            602          1,000         1,273
      Payout of deferred compensation                               --         (1,245)           --
      Net loss on disposal of discontinued division              4,965             --            --
      Other, net                                                   126             78           211
      Changes in operating accounts:
        Receivables, net                                        (7,042)           646        (5,813)
        Prepaid expenses and other                                 474            853           (25)
        Accounts payable                                         1,556           (856)         (429)
        Accrued liabilities                                      4,783            411        (1,286)
                                                               ------------------------------------
        Net cash provided by operating activities                9,950         14,716         8,306
                                                               ------------------------------------
Cash flows from investing activities:
   Capital expenditures                                         (5,297)        (7,773)       (5,092)
   Additional costs of company previously purchased                 --             --          (280)
   Other, net                                                      661            (36)         (396)
                                                               ------------------------------------
        Net cash used in investing activities                   (4,636)        (7,809)       (5,768)
                                                               ------------------------------------
Cash flows from financing activities:
   Proceeds from (paydown of) line of credit                     1,211         (9,178)        2,264
   Income distributions to noncontrolling investors             (1,774)        (1,594)       (1,560)
   Repurchase of company stock                                      --             --        (2,211)
   Proceeds from (principal repayments of) debt, net            (2,020)         2,325        (1,665)
   Other, net                                                      (60)           187           224
                                                               ------------------------------------
        Net cash used in financing activities                   (2,643)        (8,260)       (2,948)
                                                               ------------------------------------
Net increase (decrease) in cash and cash equivalents             2,671         (1,353)         (410)
Cash and cash equivalents at beginning of year                   6,110          7,463         7,873
                                                               ------------------------------------
Cash and cash equivalents at end of year                       $ 8,781       $  6,110       $ 7,463
                                                               ====================================
Supplemental disclosure of cash flow information:
   Interest paid                                               $ 2,036       $  2,680       $ 2,925
                                                               ====================================
   Income taxes paid, net of refunds received                  $ 1,073       $  2,309       $ 3,710
                                                               ====================================



The accompanying notes are an integral part of these consolidated financial statements.



16 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Since 1990, Raytel Medical Corporation ("Raytel" or the "Company") or its predecessor companies, have been in the medical service business. The Company provides a range of services, focusing on the needs of patients with cardiovascular disease and is the leading provider in the United States of remote cardiac monitoring, testing and information services utilizing telephonic and Internet communication technology. Also, the Company has developed integrated heart centers that are located within existing hospitals and acquired cardiology-related physician practices, assets and facilities. Since 1990, the Company has acquired and/or entered into agreements with various medical service providers. The significant transactions occurring during the past five fiscal years are described below:

   (a) An agreement, with Granada Hills Community Hospital, became effective February 1, 1996 and provided for the creation of the Company's first integrated heart center, the Raytel Heart Center at Granada Hills ("RHCGH"). The Company was responsible for the day-to-day operations of RHCGH, including administrative support and other non-medical aspects of the program. On September 29, 1998, the Company announced that it had reached a new agreement with the hospital which included revised financial terms. Then, effective March 27, 1999, the Company entered into a revised agreement with RHCGH. The revised agreement results in significantly lower revenues and expenses than revenues and expenses recognized under the previous agreements.

   (b) Effective June 11, 1996, the Company acquired certain assets and assumed certain liabilities of Cardio Data Services, Inc. ("CDS"). CDS provides clinical transtelephonic pacemaker monitoring, cardiac event detection and Holter monitoring services. The purchase price of the transaction was $14,254,000 of which $13,985,000 was allocated to the acquisition of intangible assets, the majority of which is being amortized over 25 years.

   (c) On September 18, 1996, the Company acquired all of the non-medical assets of Southeast Texas Cardiology Associates, P.A. ("SETCA") and entered into a long-term management service agreement whereby the Company managed the non-medical aspects of the practice. The Company assumed responsibility for providing office space as well as billing and collection activities and other management services.

      Total consideration for the transaction was cash and transaction costs of $4,010,000, promissory notes of $2,289,000 and 122,068 shares of the Company's Common Stock to be delivered at future dates, valued at $852,000. The shares of Common Stock were valued at a discount from the then current trading price after considering all relevant factors, including, but not limited to, normal discounts for marketability due to the time delay in delivery of the shares. The recorded amounts for the aggregate number of shares of Common Stock to be delivered were discounted 40% from comparable cash sales of Common Stock. The scheduled issuance of the shares of Common Stock that the Company was committed to deliver was 85,448 in 2000 and 36,620 in 2001 (See (g) on following page).

   (d) On October 18, 1996, the Company entered into a long-term management service agreement whereby the Company managed the non-medical aspects of Comprehensive Cardiology Consultants, a Medical Group, Inc. ("CCMG"), a physician practice.

      Total consideration for the transaction was cash of $427,000, promissory notes of $620,000 and 14,376 shares of the Company's Common Stock to be delivered at future dates, valued, as described above, at $91,000.

      In November 1999, the Company filed a demand for arbitration against CCMG with JAMS/Endispute, Inc. The demand for arbitration asserts that Raytel is entitled to rescission, restitution and/or damages as a result of CCMG's material breaches of the management services agreement. The Company does not expect that an adverse opinion in the arbitration will have a material adverse effect on the financial condition of the Company.



www.raytel.com                                     RAYTEL MEDICAL CORPORATION 17

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

   (e) On August 15, 1997, the Company acquired all of the outstanding capital stock of Cardiovascular Ventures, Inc. ("CVI"). CVI manages, owns and operates several cardiovascular diagnostic facilities in Texas, Louisiana and Florida and owns and manages a clinic in Florida ("HFHI").

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

   (f) On October 9, 1997, the Company announced it had entered into an agreement with The Baptist Hospital of Southeast Texas ("Baptist") to develop a Raytel Cardiovascular Center at the hospital. Under the agreement, Raytel was to manage the cardiovascular center, which provided the entire continuum of cardiovascular services, including diagnostic, therapeutic and patient management programs. Among other duties, Raytel was to be responsible for the day-to-day operations of the heart center, including administrative support, information systems management, marketing and public relations activities. The Company began operations at Baptist during its fourth quarter of fiscal 1998. Due to a merger between Baptist and the Memorial Hermann Hospital System, a modified agreement became effective March 1, 1999. Therefore, during the first five months of fiscal 1999, the Company only recognized revenue to the extent of expenses. Effective March 1, 1999, the Company recognized revenue based on the modified agreement which called for the Company to manage portions of the cardiovascular surgery and cardiology programs at Baptist and to develop and manage specialty clinics to support the cardiovascular program.

   (g) In order to settle a dispute and avoid protracted litigation, initiated by SETCA, effective May 31, 2000, the Company's Board of Directors approved management's plan to sell SETCA. As a result of the discontinuance of the management of CCMG and the sale of SETCA, the Company discontinued that division (the "Practice Management Division"). Effective May 31, 2000, the Company sold substantially all of the assets of Raytel Nuclear Imaging-Orange, L.P. and the common stock of Raytel Texas Physicians Services, Inc., which effectively terminated its management of SETCA. As compensation for these assets and stock, promissory notes payable by the Company to the physicians of the practice in the aggregate amount of approximately $2,300,000 and rights to receive an aggregate of 122,068 shares of Raytel's common stock held by those physicians were terminated. Accordingly, the Company reported the results of operations of the Practice Management Division and the loss on disposal as discontinued operations. The Company has reported a $4,965,000 loss on the disposal (net of an estimated $3,367,000 tax benefit) related to the write-off of unamortized intangible assets created at the inception of the management agreements, accounts receivable and other assets less the amount of the cancelled notes and the fair market value of the stock rights terminated.

      Accordingly, the results of the Practice Management Division have been accounted for as a discontinued operation and the related operating results have been reported separately from continuing operations for all periods presented. Thus, prior year operating results have been restated from the operating results previously reported. The assets and liabilities of the Practice Management Division are immaterial to the financial statements and are included in the accompanying prior year balance sheet.

      Revenues applicable to the Practice Management Division for the years ended September 30, 2000, 1999 and 1998 were $2,432,000, $5,522,000 and
   $4,765,000, respectively. Income from discontinued operations for the years ended September 30, 2000, 1999 and 1998 is net of taxes of $3,000, $259,000 and $255,000, respectively.



18 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

   (h) The Company's acquisitions have been accounted for as purchases in accordance with generally accepted accounting principles. Accordingly, acquired assets and assumed liabilities were recorded at their estimated fair values at the acquisition date. In certain acquisitions, there was an excess of the purchase price over the fair value of the net tangible assets acquired which was allocated to identifiable intangible assets and goodwill (See Note
   5).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

   At September 30, 2000, the Company owned six imaging centers and held interests in two others through investments in various joint ventures and limited partnerships (the "Ventures"). All Ventures are consolidated for financial reporting purposes, as the Company owns more than 50% of each of the Ventures and/or controls their assets and operations.

   At September 30, 2000, the Company held interests in six cardiovascular diagnostic facilities (two of which are currently inactive), through investments in various limited partnerships (the "Partnerships") and wholly-owned three others. All Partnerships are consolidated for financial reporting purposes, as the Company owns more than 50% of each of the Partnerships and/or controls their assets and operations.

   Minority interests in consolidated entities represent the investment of third-parties in certain consolidated Ventures and Partnerships.

   All significant intercompany accounts and transactions are eliminated in consolidation.

(b) REVENUE RECOGNITION -- Net patient and service revenues are recognized at established rates when the services are provided. Contractual allowances are calculated for services provided at less than the established rates as approved by Medicare or other third-party payors and are recorded as deductions from revenue. Consolidated diagnostic imaging revenues principally represent fees for services provided to patients net of physician fees, contractual allowances and certain expenses. For HFHI, the Company recognizes 100% of all medical revenue as the physicians are employees of the Company.

   Under certain practice management contracts, revenues were recognized pursuant to long-term arrangements with physician groups under which the Company provided the physician group with a full range of services, including, but not limited to, office space, specialized clinical and procedural facilities, medical equipment, data processing and medical record keeping, billing and collection procedures and services, non-physician licensed personnel, such as nurses and technicians, as well as office staff and administrative personnel. In the case of SETCA and CCMG, the Company's practice management revenues were derived from the physician groups' revenues, generally as a purchased service, except for certain physician compensation and employment benefits, which were paid by the physician group on a priority basis. Effective May 31, 2000, the Company discontinued its Practice Management Division.

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



www.raytel.com                                     RAYTEL MEDICAL CORPORATION 19

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

(e) MANAGEMENT SERVICE AGREEMENTS -- Management service agreements were each recorded as an intangible asset consisting of the costs of purchasing the rights to manage the medical group. The agreements contain an initial non-cancelable 40-year term. Under these long-term agreements, the medical groups agreed to provide medical services on an exclusive basis only through facilities managed by the Company. The agreements were noncancelable except for performance defaults. Management service agreements were being amortized over twenty years. The unamortized balance at May 31, 2000 was written off as a result of the disposal of the Practice Management Division.

(f) INTANGIBLE ASSETS -- Intangible assets principally consist of physician referrals and patient lists, joint venture/partnership interests, non-compete covenants, capitalized debt issuance expense and goodwill.

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

(h) USE OF ESTIMATES -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures. Actual results could differ from those estimates.

(i) NEW ACCOUNTING STANDARDS -- The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities in June 1998 (effective for fiscal 2001). It will not have an effect on the Company's results.

(j) FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying amounts of all financial instruments approximate fair value.

(k) LONG-LIVED ASSETS -- The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

NOTE 3. RECEIVABLES

Receivables consist of the following (in thousands):

                                               September 30,
-----------------------------------------------------------------
                                            2000           1999
-----------------------------------------------------------------
Patient and service receivables           $ 39,059       $ 38,978
Less allowance for doubtful accounts        (6,690)        (5,664)
                                          -----------------------
                                            32,369         33,314
Tax refund and other receivables             4,471          1,544
                                          -----------------------
   Total                                  $ 36,840       $ 34,858
                                          =======================



20 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):


                                                         September 30,
----------------------------------------------------------------------------
                                                      2000           1999
----------------------------------------------------------------------------
Equipment, furniture and fixtures                   $ 39,225       $ 38,011
Leasehold improvements                                 9,315          9,653
                                                    ------------------------
                                                      48,540         47,664
Less accumulated depreciation and amortization       (28,889)       (25,425)
                                                    ------------------------
                                                    $ 19,651       $ 22,239
                                                    ========================

Depreciation expense was $5,495,000, $5,084,000 and $4,708,000 for the years ended September 30, 2000, 1999 and 1998, respectively.

NOTE 5. INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

                                                 September 30,
-------------------------------------------------------------------
                                             2000           1999
-------------------------------------------------------------------
Goodwill                                   $ 48,458       $ 48,611
Physician referrals and patient lists        11,037         10,997
Management service agreements                    --          7,984
Other                                         4,993          5,236
                                           ------------------------
                                             64,488         72,828
Less accumulated amortization               (22,816)       (21,440)
                                           ------------------------
                                           $ 41,672       $ 51,388
                                           ========================

Amortization expense related to intangible assets totaled $2,793,000, $2,859,000 and $3,059,000 for the years ended September 30, 2000, 1999 and 1998, respectively.

NOTE 6. NOTES PAYABLE, LONG-TERM DEBT AND CAPITAL LEASES

Notes payable, long-term debt and capital leases consist of the following (in thousands):

                                   September 30,
-----------------------------------------------------
                               2000           1999
-----------------------------------------------------
Promissory notes(a)          $     --       $  2,609
Line of credit(b)              20,258         19,047
Other(c)                        4,939          7,714
                             ------------------------
                               25,197         29,370
Less current maturities        (1,067)        (2,124)
                             ------------------------
                             $ 24,130       $ 27,246
                             ========================

(a) In connection with the SETCA and CCMG transactions, the Company issued promissory notes bearing interest at rates ranging from 10% to 12% per annum. Interest was payable quarterly.

(b) In August 1996, the Company entered into an agreement with two banks providing for a line of credit for $25,000,000. This agreement was amended in September 1997 to expand the line of credit to $45,000,000 and was further amended in July 1998 to revise certain covenants and again in July 1999 to revise certain terms and covenants. Under the terms of the agreement, this credit facility can be used to fund acquisitions and for working capital purposes. The Company can draw amounts under the line of credit until August 1, 2001, at which date amounts outstanding will become due and payable.



www.raytel.com                                     RAYTEL MEDICAL CORPORATION 21

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company's access to the line of credit is subject to the maintenance of certain financial covenants related to the Company's level of indebtedness and cash flow. The interest rate is based upon LIBOR plus 175 to 225 basis points depending on the maintenance of a certain defined ratio, or the bank's prime rate plus 0 to 50 basis points, at the option of the Company. At September 30, 2000, the approximate weighted average interest rate was 9.1%. Borrowings under the line are collateralized by substantially all of the assets of the Company and its subsidiaries. As of September 30, 2000, the Company was in default of one of its financial covenants under the credit facility agreement. The Company has requested a waiver of this default from the banks. If the banks do not grant the waiver, the banks have the right to terminate the credit facility and demand payment in full of the outstanding balance. On December 15, 2000, the agreement was amended to lower the line of credit to $20,000,000 and to revise certain financial and other covenants and terms. The interest rate was changed to be based on LIBOR plus 275 basis points, or the bank's prime rate plus 50 basis points, at the option of the Company and the due date was extended to October 1, 2001. A new non-financial covenant was added which states any civil financial settlement in excess of $1,000,000 and/or criminal charges relating to the ongoing OIG investigation will be an event of default. In addition, the banks granted a waiver for the event of default existing at September 30, 2000.

(c) Other debt includes nonrecourse notes and capital lease obligations with varying maturities at interest rates ranging from 7.25% to 11.71% per annum. The majority of these notes and leases are collateralized by the equipment purchased.

Notes payable, long-term debt and capital lease obligations maturing within each of the five years subsequent to September 30, 2000 are as follows: 2001 - $1,067,000; 2002 - $21,414,000; 2003 - $1,210,000; 2004 - $1,084,000 and 2005 -
$422,000.

NOTE 7. PREFERRED STOCK AND COMMON STOCK

Effective upon the closing of the Company's initial public offering (the "Offering") in December 1995, all outstanding Preferred Stock was converted into Common Stock. Upon the completion of the Offering, 2,000,000 shares of undesignated Preferred Stock were authorized for issuance. The Company's Board of Directors has the authority to issue such Preferred Stock in one or more series and to establish its terms which may be greater than the rights of the Common Stock. As of September 30, 2000, no such shares had been issued.

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

NOTE 8. STOCK OPTIONS AND WARRANTS

WARRANTS

Upon completion of the Offering, in accordance with the terms of a 1993 acquisition, the Company issued the seller warrants to purchase 231,200 shares of Common Stock at an exercise price of $8.40 per share. At September 30, 2000, all such warrants were outstanding. The warrants will expire in December 2000, five years from the effective date of the Offering.

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



22 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

Vesting occurs ratably over a period ranging from two to four years beginning with the effective date of grant. In the event of a change in control, as defined, all options granted become exercisable.

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

The Company has computed the pro forma disclosures required under SFAS 123 for options granted in 2000, 1999 and 1998 using the Black-Scholes option pricing model prescribed by SFAS 123. The weighted average assumptions used are as follows:

                                                        September 30,
------------------------------------------------------------------------------------
                                             2000            1999            1998
------------------------------------------------------------------------------------
Risk free interest rate                   6.09%-6.40%     4.10%-5.03%     5.58%-5.86%
Expected dividend yield                       NONE           None            None
Expected lives                              3 YEARS        3 years          3 years
Expected volatility                          84.8%           67.9%           62.9%

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS 123, the Company's net income (loss) and net income (loss) per common share would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):


                                                       For the Year Ended September 30,
---------------------------------------------------------------------------------------------
                                                        2000          1999           1998
---------------------------------------------------------------------------------------------
Net income (loss):
   As reported                                      $(3,802)        $5,354         $6,093
   Pro forma                                         (4,193)         5,188          5,086
Net income (loss) per common share -- basic:
   As reported                                         (.44)           .61            .69
   Pro forma                                           (.48)           .60            .57
Net income (loss) per common share -- diluted:
   As reported                                         (.44)           .59            .66
   Pro forma                                           (.48)           .57            .55



www.raytel.com                                     RAYTEL MEDICAL CORPORATION 23

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company's three stock option plans at September 30, 2000, 1999 and 1998 and changes during the years then ended is presented in the tables below:

                                                                           September 30,
----------------------------------------------------------------------------------------------------------------------------------
                                                 2000                           1999                            1998
----------------------------------------------------------------------------------------------------------------------------------
                                                       WEIGHTED                       Weighted                          Weighted
                                                       AVERAGE                         Average                           Average
                                                       EXERCISE                       Exercise                          Exercise
                                       SHARES           PRICE          Shares           Price           Shares            Price
                                    ----------------------------      ---------------------------      ---------------------------
Outstanding, beginning of year         971,037          $4.00         1,057,409         $6.82          1,026,712         $7.24
Granted                                587,000           2.30           668,450          3.69            165,750          6.21
Exercised                                   --             --           (59,206)         2.02            (11,001)         5.04
Expired                               (248,379)          3.85          (695,616)         8.16           (124,052)         9.66
                                    ----------                       ----------                       ----------
Outstanding, end of year             1,309,658           3.26           971,037          4.00          1,057,409          6.82
                                    ==========                       ==========                       ==========
Exercisable, end of year               621,517           3.78           446,198          3.94            597,279          6.09
                                    ==========                       ==========                       ==========
Weighted average fair value
 of options granted                                      2.21                            2.21                             3.73


                                                                 Options Outstanding          Options Exercisable
                                                               ----------------------       ------------------------
                                                                Weighted
                                                                 Average     Weighted          Number      Weighted
                                                                Remaining     Average       Exercisable     Average
 Options Outstanding Summary                  Outstanding          Life      Exercise          As of       Exercise
    Range of Exercise Prices                   @ 9/30/00        (in years)     Price          9/30/00        Price
--------------------------------------------------------------------------------------------------------------------
       $1.42 - $11.875                         1,309,658           7.75        $3.26          621,517        $3.78

At September 30, 2000, there were 489,000 shares available for future option grants.

NOTE 9. LEASE COMMITMENTS

The Company leases its facilities and office space under various noncancelable agreements which expire at various dates through 2008. The Company also leases various equipment under noncancelable leases. All of the above are treated as operating leases.

At September 30, 2000, the future minimum rental payments for each fiscal year thereafter under all noncancelable operating leases are as follows (in thousands):

Fiscal Year Ending
-----------------------------------------------------------
   2001                                             $3,337
   2002                                              2,830
   2003                                              2,806
   2004                                              2,571
   2005                                              2,058
   Thereafter                                        2,802

24 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

NOTE 10. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                                             For the Year Ended September 30,
-----------------------------------------------------------------------------------------------
                                                             2000          1999          1998
-----------------------------------------------------------------------------------------------
Current:
   Federal                                                 $(2,559)      $ 2,366       $ 2,782
   State                                                      (205)        1,053         1,087
                                                           ------------------------------------
      Total tax                                             (2,764)        3,419         3,869
Less (tax) plus benefit from discontinued operations         3,367          (259)         (255)
                                                           ------------------------------------
Provision for income taxes from continuing operations      $   603       $ 3,160       $ 3,614
                                                           ====================================

At September 30, 2000 and 1999, the Company had $2,411,000 and $1,377,000,
respectively, of deferred tax assets. The Company has recorded a 100% valuation allowance against these amounts.

The tax effect of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities at September 30, 2000 and 1999 are as follows (in thousands):

                                           Current Asset              Long-Term Asset
                                            (Liability)                 (Liability)
-----------------------------------------------------------------------------------------
                                        2000          1999          2000          1999
-----------------------------------------------------------------------------------------
Depreciation and amortization         $   151       $  (456)      $ 2,085       $ 1,794
Reserves for accounts receivable           54          (203)           --            --
Other, net                                (36)          325           157           (83)
                                      ---------------------------------------------------
                                          169          (334)        2,242         1,711
Valuation allowance                      (169)          334        (2,242)       (1,711)
                                      ---------------------------------------------------
Total deferred income taxes           $    --       $    --       $    --       $    --
                                      ===================================================

Reconciliation of the federal statutory rate to the Company's effective tax rate is as follows (dollars in thousands):


                                                           For the Year Ended September 30,
--------------------------------------------------------------------------------------------------------------------
                                             2000                         1999                         1998
--------------------------------------------------------------------------------------------------------------------
                                     Amount          Rate         Amount          Rate         Amount          Rate
                                    --------------------------------------------------------------------------------
Federal income tax at the
 statutory rate                     $(2,233)        (34.0%)      $ 2,983          34.0%       $ 3,387          34.0%
State income taxes, net of
 federal benefit                       (319)         (2.5)           695           7.9          1,087          10.9
Other                                    --            --            421           4.8           (481)         (4.8)
Federal tax benefit of the
 utilization of net operating
 loss and credit carryforwards         (212)         (2.5)          (680)         (7.7)          (124)         (1.2)
                                    --------------------------------------------------------------------------------
   Total                            $(2,764)        (39.0%)      $ 3,419          39.0%       $ 3,869          38.9%
                                    ================================================================================

NOTE 11. EMPLOYEE BENEFIT PLANS

The Raytel Medical Corporation Pension Plan (the "Pension Plan") is a defined contribution benefit plan which covers substantially all employees. Contributions to the Pension Plan are based upon a percentage of an employee's covered compensation, as defined. Total expense under the Pension Plan amounted to $619,000, $599,000 and $596,000 for the years ended September 30, 2000, 1999 and 1998, respectively.

www.raytel.com                                     RAYTEL MEDICAL CORPORATION 25

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

The Company maintains a tax-qualified Retirement Savings Plan (the "401(k) Plan") which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified maximum. The Company makes a matching contribution of 25% of the amount deferred. Total expense under the 401(k) Plan amounted to $188,000, $183,000 and $191,000 for the years ended September 30, 2000, 1999 and 1998, respectively.

NOTE 12. PRINCIPAL CUSTOMERS

All services performed by the Company are performed in the United States. No one customer accounted for more than 10% of the Company's total net patient and service revenues. However, certain sources of payment for the services, such as Medicare, HMOs, commercial insurers and other third party payors, do or could account for more than 10% of payments received.

NOTE 13. CONTINGENCIES

Raytel is currently the subject of a grand jury investigation of unspecified allegations concerning certain business practices of its trans-telephonic cardiac pacemaker monitoring business. In connection with the investigation, Raytel has reviewed its compliance with Medicare billing and record-keeping requirements on a patient-by-patient basis. Pending such confirmation, Raytel held Medicare reimbursement checks received since June 23, 2000 in payment of invoices for pacemaker monitoring services and established an escrow account for funds inadvertently deposited with respect to such services received since the date of the investigation. In addition, Raytel suspended billing for such services. Most of the checks are deposited, most of the cash is released from escrow, and new billings for services performed has commenced. The total amount of such uncashed checks and escrowed funds was approximately $1,580,000 as of September 30, 2000. Since Raytel recognizes revenue when patient services are provided, neither the escrow arrangement nor the deferred billing has had a direct impact on Raytel's operating results. If the Company's review discloses any patient billings that have not been fully compliant with Medicare requirements, any resulting billing adjustments or reversals will be charged against operating results in that current period. In addition, the Company has incurred, and expects to continue to incur, substantial legal fees and other expenses in connection with the investigation and has accrued a reserve of $2,000,000 to cover the estimated amount of these expenses. As of September 30, 2000, the Company had received legal bills and other charges of approximately $896,000 related to the investigation. Expenses in excess of the $2,000,000 reserve, if any, will adversely affect operating results in future periods, regardless of the eventual outcome of the investigation. At this time, the Company cannot determine the additional financial impact, if any, of this investigation. Moreover, the investigation, and the related internal compliance review, also have diverted, and are expected to continue to divert, the efforts and attention of a number of Raytel's management and administrative personnel. Raytel expects that, while the impact of the investigation on the Company's operations will be less significant as the investigation proceeds, it will continue to adversely affect operating results in future periods.

The Company is from time to time a party to various other claims and disputes associated with various aspects of its ongoing business operations. In management's opinion, none of these other claims or disputes are expected, either individually or in the aggregate, to have a material adverse effect on the Company's financial position or results of operations.

NOTE 14. NET INCOME (LOSS) PER SHARE

Those shares under commitments to be issued at specified future dates are considered as outstanding for per share calculations.

26 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

For the years ended September 30, 2000, 1999 and 1998, the shares used in calculating diluted earnings per share were determined as follows (in thousands):

                                        For the Year Ended September 30,
------------------------------------------------------------------------
                                          2000        1999        1998
------------------------------------------------------------------------
Weighted average shares outstanding      $8,747       8,711       8,879
Shares to be issued                          (a)        147         137
Options                                      (a)        182         250
Warrants                                     (a)         --          28
                                         -------------------------------
                                         $8,747       9,040       9,294
                                         ===============================

(a) Due to the loss for the period shown, dilutives are not included in the calculation.

Certain options and warrants to purchase shares of common stock were outstanding during the years ended September 30, 2000, 1999 and 1998, but were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares for the period. The options and warrants outstanding and their exercise prices are as follows:

                                                                 For the Year Ended September 30,
-------------------------------------------------------------------------------------------------------------
                                                           2000               1999                1998
-------------------------------------------------------------------------------------------------------------
Options and warrants outstanding                         1,166,405           626,759             525,722
Range of exercise prices                               $1.42 - $13.50     $3.63 - $13.50      $5.63 - $13.50

NOTE 15. SEGMENT INFORMATION

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

www.raytel.com                                     RAYTEL MEDICAL CORPORATION 27

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

The difference is due to corporate overhead and other unallocated amounts which are reflected in the reconciliation to consolidated earnings before income taxes and discontinued operations (in thousands):


                                                Information       Imaging       Facilities        Total
----------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED SEPTEMBER 30, 2000:
   Net revenue                                   $  40,782       $  22,652       $  26,516      $  89,950
   Total operating expenses                         36,839          16,889          20,423         74,151
                                                 ---------------------------------------------------------
   Segment contribution                              3,943           5,763           6,093         15,799

   Depreciation and amortization                     3,070           1,683           3,202          7,955
   Interest expense                                     --             273             232            505
   Minority interest/other expense (income)           (233)            (44)            194            (83)
                                                 ---------------------------------------------------------
   Segment profit                                $   1,106       $   3,851       $   2,465      $   7,422
                                                 =========================================================
   Segment assets                                $  43,713       $  14,674       $  41,710      $ 100,097
                                                 =========================================================
   Capital expenditures                          $   3,468       $     734       $     973      $   5,175
                                                 =========================================================
For the year ended September 30, 1999:
   Net revenue                                   $  44,731       $  20,143       $  30,998      $  95,872
   Total operating expenses                         33,859          14,719          24,839         73,417
                                                 ---------------------------------------------------------
   Segment contribution                             10,872           5,424           6,159         22,455

   Depreciation and amortization                     2,889           1,910           2,904          7,703
   Interest expense                                     --             149             356            505
   Minority interest/other expense (income)           (231)           (346)            656             79
                                                 ---------------------------------------------------------
   Segment profit                                $   8,214       $   3,711       $   2,243      $  14,168
                                                 =========================================================
   Segment assets                                $  37,416       $  16,819       $  46,572      $ 100,807
                                                 =========================================================
   Capital expenditures                          $   2,611       $   2,901       $   2,133      $   7,645
                                                 =========================================================

For the year ended September 30, 1998:
   Net revenue                                   $  46,171       $  19,977       $  36,716      $ 102,864
   Total operating expenses                         32,598          13,718          31,061         77,377
                                                 ---------------------------------------------------------
   Segment contribution                             13,573           6,259           5,655         25,487

   Depreciation and amortization                     2,890           1,843           2,990          7,723
   Interest expense                                     --              34             506            540
   Minority interest/other expense (income)           (139)             82             933            876
                                                 ---------------------------------------------------------
   Segment profit                                $  10,822       $   4,300       $   1,226      $  16,348
                                                 =========================================================
   Segment assets                                $  37,794       $  14,813       $  51,988      $ 104,595
                                                 =========================================================
   Capital expenditures                          $   1,962       $   1,483       $     847      $   4,292
                                                 =========================================================


                                                               For the Year Ended September 30,
--------------------------------------------------------------------------------------------------
                                                             2000           1999           1998
--------------------------------------------------------------------------------------------------
Segment profit                                             $  7,422       $ 14,168       $ 16,348
Unallocated amounts:
   Corporate general and administrative                       3,968          4,103          4,967
   Corporate depreciation and amortization                      333            240             44
   Corporate interest expense                                 1,463          1,807          2,143
   Corporate other expense (income)                            (103)           (90)          (112)
                                                           ---------------------------------------
Income from continuing operations before income taxes      $  1,761       $  8,108       $  9,306
                                                           =======================================

28 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Raytel Medical Corporation:

We have audited the accompanying consolidated balance sheets of Raytel Medical Corporation and Subsidiaries as of September 30, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raytel Medical Corporation and Subsidiaries as of September 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Hartford, Connecticut
November 10, 2000 (except with respect to the matter discussed in Note 6, as to which the date is December 15, 2000)

www.raytel.com                                     RAYTEL MEDICAL CORPORATION 29

CORPORATE INFORMATION

CORPORATE OFFICES

Raytel Medical Corporation
2755 Campus Drive, Suite 200
San Mateo, California 94403
Tel: (650) 349-0800
Fax: (650) 349-8850
http://www.raytel.com

ANNUAL MEETING OF STOCKHOLDERS

Raytel Medical Corporation's Annual Meeting of Stockholders will be held on Wednesday, April 25, 2001 beginning at 10:00 a.m. Pacific time at the Hotel Sofitel, Salon II, 223 Twin Dolphin Drive, Redwood City, California. All stockholders are invited to attend.

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

LEGAL COUNSEL

Gray Cary Ware & Freidenrich LLP
Palo Alto, California

INDEPENDENT AUDITORS

Arthur Andersen LLP
Hartford, Connecticut

STOCK DATA NASDAQ SYMBOL: RTEL

The number of stockholders of record at September 30, 2000, was 404.

The Company's common stock is traded over-the-counter and is quoted on the Nasdaq National Market. The Company completed the initial public offering of its common stock in December 1995. The following table shows the high and low sales price as reported by Nasdaq for the fiscal quarters during the fiscal years ended September 30, 2000 and 1999.

                              Fiscal Years Ended September 30,
------------------------------------------------------------------------
                             2000                         1999
------------------------------------------------------------------------
                      High           Low           High          Low
------------------------------------------------------------------------
First quarter        $ 4 1/4      $2 23/32        $6 3/4        $3 5/8
Second quarter         4 1/8         2 3/4        5 3/16        4 1/16
Third quarter        3 11/16         1 5/8        6 9/16       3 11/16
Fourth quarter       1 13/16          7/32         4 3/4         2 1/8

The Company has not paid cash dividends during the fiscal years ended September 30, 2000 and 1999.

30 RAYTEL MEDICAL CORPORATION                                     www.raytel.com

CORPORATE DIRECTORY

BOARD OF DIRECTORS AND OFFICERS

Richard F. Bader
Chairman of the Board of Directors
and Chief Executive Officer

Swapan Sen
President
Raytel Imaging Holdings, Inc.

Jason Sholder
President
Raytel Cardiac Services, Inc.

David E. Wertheimer, M.D.
Senior Vice President and Director

John F. Lawler, Jr.
Vice President, Chief Financial Officer and
Corporate Controller

Thomas J. Fogarty, M.D.
Professor of Surgery at
Stanford University Medical School
General Partner, Three Arch Ventures, L.D.

Mary M. Lampe
Chief Operating Officer,
Cardiovascular Research Foundation

Gene I. Miller
General Partner, Peregrine Venture Funds

Allan Zinberg
Secretary, Raytel Medical Corporation and Director

www.raytel.com                                     RAYTEL MEDICAL CORPORATION 31

                                  RAYTEL MEDICAL CORPORATION

[RAYTEL MEDICAL CORPORATION LOGO] 2755 Campus Drive, Suite 200
                                  San Mateo, CA 94403
                                  www.raytel.com